     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1996


                                                       REGISTRATION NO. 333-4270

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 4
                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                                 MOOVIES, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                            7841                     571012733
(State or other jurisdiction of    (Primary Standard Industrial      (I.R.S. Employer
incorporation or organization)     Classification Code Number)     Identification No.)

                             201 BROOKFIELD PARKWAY
                              GREENVILLE, SC 29607
                                 (864) 213-1700

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JOHN L. TAYLOR
                                 MOOVIES, INC.
                             201 BROOKFIELD PARKWAY
                              GREENVILLE, SC 29607
                              TEL: (864) 213-1700
                              FAX: (864) 213-1702

(Name, address including zip code, and telephone number, including area code, of agent for service)
     The Commission is requested to mail copies of all orders, notices and communications to:

T. CLARK FITZGERALD III, ESQ.     BRUCE N. HAWTHORNE, ESQ.
   ARNALL GOLDEN & GREGORY             KING & SPALDING
  1201 WEST PEACHTREE STREET        191 PEACHTREE STREET
    ATLANTA, GEORGIA 30309         ATLANTA, GEORGIA 30303
     TEL: (404) 873-8622             TEL: (404) 572-4600
     FAX: (404) 873-8501             FAX: (404) 572-5100

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ( )
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ( )
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ( )
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. (X)

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                 MOOVIES, INC.

                             CROSS REFERENCE SHEET
               PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING
               LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY
                               ITEMS OF FORM S-1

         ITEM NUMBER AND CAPTION IN FORM S-1                 LOCATION OF CAPTION IN PROSPECTUS

   1.    Forepart of the Registration Statement and Outside
         Front Cover Page of Prospectus....................  Facing Page, Outside Front Cover Page

   2.    Inside Front and Outside Back Cover Pages of
         Prospectus........................................  Inside Front Cover Page, Outside Back Cover Page and Available
                                                             Information

   3.    Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges.........................  Prospectus Summary, Risk Factors

   4.    Use of Proceeds...................................  Use of Proceeds

   5.    Determination of Offering Price...................  Not Applicable

   6.    Dilution..........................................  Not Applicable

   7.    Selling Security Holders..........................  Not Applicable

   8.    Plan of Distribution..............................  Outside Front Cover Page, Underwriting

   9.    Description of Securities to Be Registered........  Description of Capital Stock

  10.    Interests of Named Experts and Counsel............  Not Applicable

  11.    Information with Respect to the Registrant........  Outside Front Cover Page, Prospectus Summary, Risk Factors, The
                                                             Acquisitions, Use of Proceeds, Price Range of Common Stock,
                                                             Dividend Policy, Capitalization, Pro Forma Financial Information,
                                                             Selected Historical and Pro Forma Financial Data, Management's
                                                             Discussion and Analysis of Financial Condition and Results of
                                                             Operations, Business, Management, Certain Relationships and Related
                                                             Transactions, Principal Stockholders, Description of Capital Stock,
                                                             Shares Eligible for Future Sale and Index to Financial Statements

  12.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities.......................................  Not Applicable

                   SUBJECT TO COMPLETION, DATED JUNE 28, 1996

PROSPECTUS

                                2,800,000 Shares

                          (Moovies Logo appears here)

                                  Common Stock



     All of the 2,800,000 shares of Common Stock offered hereby are being sold by Moovies, Inc. (the "Company"). The Company's Common Stock is traded and quoted on the Nasdaq Stock Market under the symbol "MOOV." On June 27, 1996, the last reported sale price for the Company's Common Stock on the Nasdaq Stock Market's National Market System (the "Nasdaq Stock Market") was $8.375 per share. See "Price Range of Common Stock."



     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
        HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
            SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                              TO THE CONTRARY IS A CRIMINAL
                     OFFENSE.

[CAPTION]

                                                                                        UNDERWRITING
                                                                PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                                 PUBLIC               COMMISSIONS (1)             COMPANY (2)
Per Share...........................................             $7.75                     $0.47                     $7.28
Total (3)...........................................          $21,700,000                $1,316,000               $20,384,000


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $600,000.


(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 420,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $24,955,000, $1,513,400, and $23,441,600, respectively. See
    "Underwriting."



     The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that certificates for the shares of Common Stock will be available for delivery in New York, New York, on or about July 3, 1996.


Needham & Company, Inc.

                                       Wheat First Butcher Singer

                                                      Scott & Stringfellow, Inc.


                 The date of this Prospectus is June 28, 1996.


Language appears on left side of page rotated 90 degrees and reads as follows:

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL
THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                    [PHOTOS]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     MOOVIES, INC. ACQUIRED 76 VIDEO SPECIALTY STORES AND CERTAIN OTHER RELATED OPERATIONS CONCURRENTLY WITH THE CONSUMMATION OF ITS INITIAL PUBLIC OFFERING IN AUGUST 1995 (THE "INITIAL ACQUISITIONS"). AFTER THE COMPLETION OF THE INITIAL PUBLIC OFFERING, MOOVIES, INC. ACQUIRED AN AGGREGATE OF 53 ADDITIONAL VIDEO SPECIALTY STORES IN SEVEN ACQUISITIONS (THE "RECENT ACQUISITIONS") (THE INITIAL ACQUISITIONS AND THE RECENT ACQUISITIONS COLLECTIVELY, THE "ACQUISITIONS"). THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, (I) ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, AND (II) ALL REFERENCES HEREIN TO THE "COMPANY" INCLUDE MOOVIES, INC., ITS PREDECESSOR, TONIGHT'S FEATURE LIMITED PARTNERSHIP II (THE "PREDECESSOR"), AND THE VIDEO SPECIALTY STORES AND RELATED OPERATIONS ACQUIRED IN CONNECTION WITH THE ACQUISITIONS.

                                  THE COMPANY

     The Company currently owns and operates 163 video specialty stores located in Georgia, South Carolina, North Carolina, Virginia, Pennsylvania, New Jersey, New York, Connecticut, Ohio, Iowa and Colorado. In 1995, the Company had pro forma revenues of $79.0 million and pro forma net income of $4.6 million ($22.7 million and $1.5 million, respectively, for the three months ended March 31,
1996). The Company currently operates all of its stores in the "superstore" format (i.e., a video specialty store with more than 7,500 rental videocassettes). The Company believes that, based upon the number of stores operated by it at the end of 1995, it was the fifth largest operator of video specialty stores (with 148 specialty stores) and the third largest operator of video superstores (with 140 superstores) in the United States.

     The key elements of the Company's business and expansion strategy are (i) to operate video superstores, which the Company believes is the most profitable format for most locations, (ii) to concentrate store openings and acquisitions in areas where the Company believes it can achieve economies of scale in advertising, management and other overhead expenses, (iii) to open and acquire video specialty stores in desirable locations and (iv) to offer a high level of customer service at each store, including a commitment to provide more copies of the newest releases than many of its competitors. The Company anticipates opening approximately 50 new superstores in 1996 and through June 24, 1996, had opened 13 new superstores and signed leases for 14 new store sites, including eight stores that were under construction. The Company estimates that the cash investment required to open each new Moovies superstore generally ranges from $250,000 to $300,000.

     The Company has designed a visually appealing, customer-friendly and family-oriented store layout which the Company believes distinguishes Moovies superstores from those of its competitors. The Company currently operates approximately 140 of its stores under the Moovies name and logo and expects to convert substantially all of its remaining video specialty stores to the Moovies name and logo by July 31, 1996.

     According to certain publicly available published reports ("Industry Reports") on the video store industry by independent parties, the domestic video rental and sales industry has grown from $0.7 billion in revenues in 1982 to $14.8 billion in 1995 and is projected to reach $19.1 billion in 2000. According to an Industry Report, the home video market was the largest single source of revenue to movie distributors in 1994, accounting for approximately 46% of movie distributors' worldwide revenues. The Company believes that the retail video industry is highly fragmented and is undergoing consolidation. An Industry Report indicated that in 1994 there were approximately 27,400 video specialty stores, including 6,100 video superstores, in the United States. According to an Industry Report, only nine multiple store businesses operated in excess of 100 stores in 1995. The Company believes that the fragmented nature of the industry and the emergence of the superstore format present attractive opportunities to open and acquire video specialty stores.

                              RECENT DEVELOPMENTS

     Since the Company's initial public offering, the Company has acquired an aggregate of 53 video specialty stores in seven acquisitions. These acquisitions included the acquisition of the "Movies to Go" chain of 13 stores in September 1995, the "Pic-A-Flick" chain of 23 stores in December 1995, the "Movie Store" chain of eight stores in December 1995, the "Showtime" chain of five stores in March 1996 and several smaller acquisitions.

     In March 1996, the Company sold its supermarket video business for approximately $1.0 million in order to focus its resources on its video superstores.

     In April 1996, the Company signed an asset purchase agreement to acquire the "Premiere Video" chain of 23 stores in Minnesota, Iowa, Wisconsin, South Dakota and Nebraska (the "Pending Acquisition"). The Company anticipates closing the Premiere Video acquisition concurrently with the completion of this offering.

                                  THE OFFERING


Common Stock offered by the Company...................  2,800,000 shares
Common Stock to be outstanding after offering.........  11,464,040 shares (1)
Use of Proceeds.......................................  To repay certain outstanding indebtness and to finance the Pending
                                                        Acquisition. See "Use of Proceeds."
Nasdaq Stock Market Symbol............................  MOOV


(1) Excludes 803,950 shares of Common Stock reserved for issuance pursuant to outstanding options granted under the Company's 1995 Stock Plan and 529,957 shares of Common Stock issuable upon exercise of outstanding warrants.

            SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                         HISTORICAL(1)                        PRO FORMA
                                                                                                                 (2)
                                                              YEARS ENDED             THREE MONTHS ENDED      YEAR ENDED
                                                             DECEMBER 31,                 MARCH 31,          DECEMBER 31,
                                                       1993      1994      1995       1995       1996 (3)        1995
                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues.........................................   $3,889    $4,392    $24,658    $1,223      $19,316       $ 78,959
  Operating income.................................      278       382      2,983        74        1,360          8,085
  Income before income taxes.......................      235       281      2,811        47        1,038          7,613
  Net income.......................................      235       281      1,765        47          623          4,568
  Net income per share.............................       --        --    $  0.52        --      $  0.07       $   0.39
  Shares used in computation.......................       --        --      3,395        --        8,976         11,760
OPERATING DATA:
  Number of stores at end of period................        8         9        148        11          158            176
  Increase in same store revenues (4)..............      8.2%     10.5%       1.4%      0.0%         0.0 %           --


                                                     THREE MONTHS
                                                     ENDED MARCH
                                                       31, 1996

STATEMENT OF OPERATIONS DATA:
  Revenues.........................................    $ 22,652
  Operating income.................................       2,812
  Income before income taxes.......................       2,460
  Net income.......................................       1,476
  Net income per share.............................    $   0.13
  Shares used in computation.......................      11,776
OPERATING DATA:
  Number of stores at end of period................         181
  Increase in same store revenues (4)..............          --



                                                                                                              MARCH 31, 1996
                                                                                                                          AS
                                                                                                          ACTUAL     ADJUSTED (5)
BALANCE SHEET DATA:
  Cash and cash equivalents............................................................................   $ 5,570      $  5,570
  Videocassette rental inventory, net..................................................................    17,932        19,732
  Total assets.........................................................................................    73,132        84,632
  Line of credit and other short-term debt.............................................................    13,745         8,961
  Long-term debt, less current portion.................................................................     3,698           198
  Total liabilities....................................................................................    35,046        26,762
  Stockholders' equity.................................................................................    38,086        57,870


(1) The historical financial data reflect data for the Predecessor during 1993 and 1994, and for a portion of 1995. The Predecessor was a limited partnership and therefore had no income tax liability.

(2) The pro forma statement of operations data for the year ended December 31, 1995 gives effect to the Acquisitions, the Company's initial public offering, the Premiere Video acquisition and this offering as if they had occurred as of the beginning of the year. The pro forma statements of operations data for the three months ended March 31, 1996 give effect to this offering and the consummation of the Pending Acquisition and the Showtime acquisition as if they had occurred as of the beginning of the period. See "Use of Proceeds," "The Acquisitions" and "Pro Forma Financial Information."


(3) Effective January 1, 1996, the Company adopted an accelerated method of amortizing its videocassette rental inventory, which has been accounted for as a change in accounting estimate effected by a change in accounting principle. The application of the new method of amortizing videocassette rental inventory, including an $860,000 pre-tax charge ($0.06 per share after taxes), increased amortization expense for the quarter ended March 31, 1996 by approximately $1.5 million and reduced net income by approximately $891,000 and earnings per share by $0.10.


(4) The increase in same store revenues is computed by comparing on a quarterly basis revenues from stores open during an entire quarter to revenues from stores open during the entire corresponding quarter for the prior year. This calculation includes acquired stores on a pro forma basis, that were owned and operated at the end of the period.


(5) Adjusted to reflect the sale of 2,800,000 shares offered by the Company hereby and the use of proceeds therefrom, including the prepayment of certain outstanding indebtedness and the consummation of the Pending Acquisition. See "Capitalization" and "Use of Proceeds".

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

ACQUISITION RISKS

     GENERAL. The Company's growth strategy emphasizes acquisitions. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired operations into its existing operations or expand into new markets. There can be no assurance that acquisitions will not have a material adverse effect upon the Company's operating results, particularly in the first fiscal quarter immediately following the consummation of such transactions, during which period the operations of such acquired businesses are typically integrated into the Company's operations. Once integrated, acquired operations may not achieve levels of revenues or profitability comparable to those achieved by the Company's existing operations, or otherwise perform as expected. See "The Acquisitions," "Pro Forma Financial Information," and "Business -- Business and Expansion Strategy."

     LIMITED KNOWLEDGE AND OPERATING HISTORY. Notwithstanding its own due diligence investigation, management has, and will have, limited knowledge about the specific operating history, trends and customer buying patterns of video specialty stores it acquires. Consequently, there can be no assurance that the Company will make acquisitions at favorable prices, that acquired stores will perform as well as they had performed historically or that the Company will have sufficient information to accurately analyze the markets in which it elects to make acquisitions. Failure to pay reasonable prices for acquisitions or to acquire profitable video specialty stores could have a material adverse effect on the Company's financial condition and results of operations.

     COMPETITION FOR ACQUISITIONS. Certain of the Company's larger, better capitalized competitors may seek to acquire some of the same video specialty stores that the Company seeks to acquire. Such competition for acquisitions would be likely to increase acquisition prices and related costs and result in fewer acquisition opportunities, which could have a material adverse effect on the Company's growth.

     MISREPRESENTATIONS AND BREACHES BY SELLERS. In consummating acquisitions, the Company relies upon certain representations, warranties and indemnities made by the sellers, as well as its own due diligence investigation. There can be no assurance that such representations and warranties will be true and correct or that the Company's due diligence will uncover all material adverse facts relating to the operations and financial condition of the stores acquired. Any material misrepresentations could have a material adverse effect on the Company's financial condition and results of operations.

     CONSIDERATION FOR ACQUIRED STORES EXCEEDS ASSET VALUE. Valuations of the video specialty stores acquired in connection with the Acquisitions by the Company were not established by independent appraisers, but through arm's-length negotiations between the Company and the respective sellers. The consideration paid for each of these stores was based primarily on management's estimate of the value of such stores as going concerns and not on the value of the acquired assets. No assurance can be given that the future performance of such stores will justify or be commensurate with the consideration being paid to acquire them. Similar risks apply to future acquisitions, including the Pending Acquisition.

NEW STORE OPENINGS

     The Company's continued growth will depend in part on its ability to open and operate new stores on a profitable basis. Although the Company intends to increase the number of its stores within its current market areas and believes that adequate sites are currently available in these markets, the rate of new store openings is subject to various contingencies, some of which are beyond the Company's control. These contingencies include the Company's ability to secure suitable store sites on a timely basis and on satisfactory terms, the Company's ability to hire and train competent store management and personnel, the availability of adequate capital resources and the successful integration of new stores into existing operations. There can be no assurance that the Company will be able to achieve its planned expansion or that its expansion will be profitable. Failure of the Company to achieve its planned expansion on a profitable basis could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Business and Expansion Strategy."

FINANCING GROWTH STRATEGY

     As of June 24, 1996, the Company had outstanding borrowings of $12.8 million under its $22.5 million bank line of credit. At June 24, 1996 the Company had $1.9 million available under this line of credit. The remaining $5.5 million will become available upon the completion of this offering and the Premiere Video acquisition. The Company intends to use $2.6 million of the line of credit to secure the final payment due in January 1997 in connection with the Premiere Video acquisition. The Company currently intends to finance new store openings and future acquisitions with cash from operations, borrowings under credit facilities and the net proceeds from the sale of debt or equity securities. If the Company does not have sufficient cash from operations, credit facilities or the ability to raise cash through the sale of debt or equity securities, the Company will be unable to pursue its growth strategy, which would have a material adverse effect on the Company's ability to increase its revenues and net income and could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Business and Expansion Strategy."

COMPETITION

     The video retail industry is highly competitive. According to Industry Reports, in 1994 there were approximately 27,400 video specialty stores, including 6,100 video superstores, in the United States. The Company competes with other video specialty stores, including stores operated by regional and national chains, as well as other businesses offering videos and video games such as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers. Many of the Company's stores compete with stores operated by Blockbuster Entertainment Corporation ("Blockbuster"), the dominant video specialty retailer in the United States. Blockbuster and certain of the Company's other competitors have significantly greater financial and marketing resources, market share and name recognition than the Company. In addition, the Company's stores compete with other leisure-time activities, including movie theaters, network and cable television, programs made available directly by satellite, live theater, sporting events and family entertainment centers. The Company's failure to compete effectively would have a material adverse effect on its financial condition and results of operations. See "Business -- Competition."

NEW MANAGEMENT TEAM

     The Company's management group, including the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer have had only a limited time to work together. The Chief Executive Officer and the Chief Financial Officer have only limited experience operating a company in the retail video industry. Although certain members of the management team have experience operating small companies in terms of annual revenues in the retail video industry, no member of the management team has experience operating a stand-alone company as large as the Company. As a result, there can be no assurance that the Company's management group will succeed in managing the operations of the Company or effectively implement the Company's business and expansion strategy. Failure of the Company's management group to successfully manage such operations or to effectively implement the Company's business and expansion strategy could have a material adverse effect on the Company's financial condition and results of operations. See "Management."

ABILITY TO MANAGE GROWTH

     The Company is currently experiencing a period of rapid growth and expansion. Such growth and expansion has placed and will continue to place a significant strain on the Company's services and support operations, administrative personnel and other resources. The Company's ability to manage such growth effectively will require the Company to continue to improve its operational, management and financial systems and controls and to train, motivate and manage its employees. In addition, the Company may be unable to retain or hire the necessary personnel or acquire other resources necessary to service such growth adequately. There can be no assurance that the Company will be able to effectively manage this rapid growth and expansion.

LOSS OF CUSTOMERS AND CUSTOMER LOYALTY

     The success of the video specialty stores the Company acquires depends in large part on the Company's ability to successfully convert them to the Moovies name, logo and format without negatively impacting customer service in these stores or customers' perceptions of these stores. The Company currently operates approximately 140 of its stores under the Moovies name and logo and expects to convert substantially all of its stores to the Moovies name and logo by July 31, 1996. To the extent that customers have developed loyalty to the current names and logos of these stores, such transition could result in a loss of customers. A significant loss of customers would have a material adverse effect on the Company's financial condition and results of operations.

IMPLEMENTATION OF NEW MANAGEMENT INFORMATION SYSTEM

     The Company is in the process of replacing the various management information systems ("MIS") used by its stores with a new MIS and as of June 24, 1996 had completed installation in approximately 125 stores. Implementation of the new MIS in all of the Company's stores could cause significant disruption in store operations and materially adversely affect the Company's financial condition and results of operations. See "Business -- Inventory and Management Information Systems."

TECHNOLOGICAL OBSOLESCENCE

     The Company competes with pay-per-view cable television systems ("Pay-Per-View"), in which home subscribers pay a fee to see a movie selected by the subscriber. Existing Pay-Per-View services offer a limited number of channels and movies and are generally available only to households with a converter to unscramble incoming signals. Technologies recently introduced to the consumer market, however, permit certain cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes in more markets as frequently as every five minutes ("Near Video-on-Demand"). These technologies, by providing alternatives to home video rentals and purchases, could have a material adverse effect on the Company's business. Over the long term, further improvements in these technologies, or the development of other similar technologies, could lead to the availability of a broad selection of movies to consumers on demand ("Video-on-Demand"), which could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Competition." Changes in the manner in which movies are marketed, primarily related to the timing of releases of movie titles to these distribution channels, and the prices charged by those channels, could also substantially decrease the demand for video rentals, resulting in a material adverse effect on the Company's financial condition and results of operations. In addition, the advent of video compact discs, which may occur by the end of 1996, could reduce the demand for video rentals, resulting in a material adverse effect on the Company's financial condition and results of operations. See
" -- Pricing of Videos," "Business -- Video Retail Industry Overview" and "Business -- Competition."

DEPENDENCE UPON SUPPLIERS

     The Company anticipates that in 1996 approximately 83% of its supply of videos, in the aggregate, will be acquired from two suppliers. While the Company believes that it can readily purchase sufficient quantities of titles on comparable terms from other suppliers, there can be no assurance that an alternative supplier or suppliers would provide service, support or payment terms as favorable as those currently provided. Failure to obtain comparable service, support or payment terms from an alternative supplier could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Suppliers."

PRICING OF VIDEOS

     Changes in the movie studios' wholesale pricing structure for videos could result in a competitive disadvantage for all video specialty stores, including those of the Company, and could therefore have a material adverse effect on the Company's financial condition and results of operations. Recently, movie studios have begun pricing more of their film releases for sale to the consumer rather than for rental, and to the extent that such sales reduce the volume or prices of rentals, which generally provide higher margins, the Company's profit margins would be reduced, which could have a material adverse effect on the Company's financial condition and results of operations. In addition, the advent of video compact discs, which may occur by the end of 1996, may result in an increase in the ratio of sales to rental revenues and a decrease in the Company's overall profit margins, which could have a material adverse effect on the Company's financial condition and results of operations.

INABILITY TO OBTAIN AND ADEQUATELY MANAGE LEASED INVENTORY

     The Company's ability to compete successfully depends in part on its ability to lease appropriate quantities of the latest and most popular videos on a timely basis and at favorable prices. The Company presently intends to spend approximately 17% of its new release budget to obtain new releases from Rentrak Corporation ("Rentrak") pursuant to a revenue sharing agreement. The Company believes Rentrak is currently the sole supplier of leased videos to video specialty stores. The Company's inability to renew this agreement on comparable terms could have a material adverse effect on its financial condition and results of operations. In order for the Company to obtain the most benefit from the Rentrak revenue sharing arrangement, the Company must correctly identify new release titles that it should lease from Rentrak and the stores which should receive them. Because the Company's percentage share of revenue under the Rentrak agreement is fixed, to the extent that the Company obtains new release videos from Rentrak for too many or the wrong stores, the Company's profits may be adversely affected. See
"Business -- Suppliers."

NO ASSURANCE OF CONTINUED PROFITABILITY; QUARTERLY FLUCTUATIONS; SEASONALITY AND OTHER FACTORS

     Although the Company has been profitable since its initial public offering, there is no assurance it will continue to be profitable. In addition, many of the Company's stores have a limited operating history. Future operating results may be affected by many factors, including variations in the number and timing of store openings, the quality of new release titles available for rental and sale, acquisition by the Company of existing video stores, additional and existing competition, marketing programs, weather, special or unusual events and national, regional and local economic conditions that may affect retailers in general. Any concentration of new store openings and the related new store pre-opening costs near the end of a fiscal quarter could have an adverse effect on the financial results for that quarter and could, in certain circumstances, lead to fluctuations in quarterly financial results. The video and video game rental portions of the Company's business are somewhat seasonal, with revenues in April, May, September and October generally being lower compared to other months of the year.

VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock has fluctuated substantially since its initial public offering in August 1995. See "Price Range of Common Stock." There is no assurance that the market price of the Common Stock will not decline below the price to the public in this offering. The Common Stock is traded on the Nasdaq Stock Market, which market has experienced and is likely to experience in the future significant price and volume fluctuations, which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. The Company believes factors such as quarterly fluctuations in financial results, announcements of new technologies in movie distribution or announcements by competitors may cause the market price of the Common Stock to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock.

RELIANCE ON KEY PERSONNEL

     The Company's operations are dependent on the continued efforts of John L. Taylor, its President, Chairman of the Board and Chief Executive Officer, and its other executive officers. If any of these individuals become unwilling or unable to continue their employment or association with the Company, or if the Company is unable to attract and retain other skilled employees when needed, the Company's business could be materially, adversely affected. The Company has obtained key man life insurance covering John L. Taylor in the amount of $1.0 million. See "Management."

CONTROL BY MANAGEMENT


     Upon completion of this offering, the Company's executive officers and directors will, in the aggregate, beneficially own 24.9% of the Company's outstanding Common Stock (including 255,000 shares subject to currently exercisable options and warrants that are currently exercisable or exercisable within 60 days from the date of this prospectus). As a result, these stockholders voting together will likely be able to cause the election of all of the Company's directors and effectively control the Company. These stockholders voting together could delay or prevent a change in control of the Company or a business combination involving the Company that is favored by other stockholders. See " -- Anti-Takeover Provisions," "Management," "Principal Stockholders" and "Description of Capital Stock."


SHARES ELIGIBLE FOR FUTURE SALE


     The sale of a substantial number of shares of the Common Stock in the public market following this offering, or the perception that the sale of a substantial number of shares might occur, could have a material adverse effect on the prevailing market price of the Common Stock or the ability of the Company to raise additional capital through a public offering of its equity securities. Upon completion of this offering, the Company will have outstanding 11,464,040 shares of Common Stock, of which 6,422,500 shares, including the 2,800,000 shares sold in this offering (plus any additional shares sold upon exercise of the Underwriter's over-allotment option) will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), except for those shares held by "affiliates" (as defined in the Securities Act) of the Company. None of the remaining 5,041,540 outstanding shares of Common Stock (the "Restricted Shares") have been registered under the Securities Act, and such shares may be resold only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act. Holders of 461,665 Restricted Shares will be eligible to sell such shares pursuant to Rule 144 under the Securities Act, subject to the manner of sale, volume, notice and information requirements of Rule 144, beginning in December 1996, holders of 349,175 Restricted Shares will be eligible to sell such shares pursuant to Rule 144 beginning in February 1997, holders of 12,879 Restricted Shares will be eligible to sell such shares pursuant to Rule 144 beginning in June 1997, holders of 3,178,185 Restricted Shares will be eligible to sell such shares pursuant to Rule 144 beginning in August 1997, holders of 500,531 Restricted Shares will be eligible to sell such shares pursuant to Rule 144 beginning in September 1997, holders of 11,014 Restricted Shares will be eligible to sell such shares in October 1997, holders of 497,583 Restricted shares will be eligible to sell such shares in December 1997, holders of 25,000 Restricted Shares will be eligible to sell such shares in March 1998, holders of 1,377 Restricted Shares will be eligible to sell such shares in April 1998 and holders of 4,131 Restricted Shares will be eligible to sell such shares in May 1998. The Company has granted to certain holders of Restricted Shares and warrants for shares of Common Stock certain demand and piggyback registration rights. See "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale," "Management -- Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions."

ANTI-TAKEOVER PROVISIONS

     The Company's Board of Directors has the authority to issue up to one million shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change of control of the Company. In addition, certain provisions in the Company's Certificate of Incorporation and Bylaws relating to dividing the Board of Directors into three classes, restrictions on calling special meetings of stockholders, restrictions on amendments to the Bylaws and prohibitions against action by majority written consent of the stockholders may discourage or make more difficult any attempt by a person or group of persons to obtain control of the Company.

     The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's voting stock. See "Description of Capital Stock -- Preferred Stock; -- Certain Charter and Bylaw Provisions."

     In addition, options issued pursuant to the Company's 1995 Stock Plan will vest immediately upon a Change in Control as defined in the option agreements. See "Management -- Compensation Committee Interlocks and Insider Participation."

INTELLECTUAL PROPERTY


     In late 1995, the Company engaged the services of an advertising design firm which conducted market analyses and provided designs and design assistance resulting in refinements in the Company's signage, logos, and related materials. The Company and the advertising design firm disagreed as to the amount due for such services, and subsequent discussions resulted in the payment of approximately $129,000, which the Company believes fully discharged its obligations in respect of such services. However, the advertising design firm has recently asserted ownership rights to certain designs that it helped develop, (which it asserts have been included in most of the Company's signage, logos and related materials) and has demanded that the Company cease its use of the subject designs or pay additional amounts to obtain all such rights. Although the Company disputes the claims of the advertising design firm and intends to defend vigorously any related legal action which may be instituted, there can be no assurance that this matter will be resolved favorably to the Company. See "Business -- Intellectual Property."

                                THE ACQUISITIONS

THE COMPANY

     The Predecessor owned and operated 11 video specialty stores under the "Moovies" name, logo and format located in South Carolina, North Carolina and Northern Georgia. Concurrently with the completion of its initial public offering, the Predecessor's corporate general partner was merged into Moovies, Inc. Moovies, Inc. was incorporated under the laws of the State of Delaware on November 28, 1994. The Company's principal executive offices are located at 201 Brookfield Parkway, Greenville, South Carolina 29607, and its telephone number is (864) 213-1700.

INITIAL ACQUISITIONS

     Concurrently with its initial public offering in August 1995, the Company acquired 76 video specialty stores located in Georgia, North Carolina, Virginia, Pennsylvania, New Jersey, New York, Connecticut and Ohio, for aggregate consideration of approximately $44.3 million, consisting of approximately $22.4 million in cash, approximately $21.4 million in shares of Common Stock (approximately 1.8 million shares) and a $500,000 promissory note payable to a seller. In addition, pursuant to the terms of the Initial Acquisitions, the Company concurrently repaid approximately $4.2 million of long-term indebtedness assumed in connection with the Initial Acquisitions and $1.4 million of long-term indebtedness of the Predecessor. The Initial Acquisitions were consummated concurrently with the initial public offering in August 1995. The cash portion of the purchase price of the Initial Acquisitions was financed with a portion of the net proceeds of the initial public offering.

     Set forth below is a brief description of each of the Initial Acquisitions:

     FIRST ROW. The Company acquired from First Row Video, Inc. and Video Game Trader, Inc. (collectively, "First Row and Game Trader") 24 video specialty stores and certain related operations. All of the stores and outlets are located in Eastern Ohio and Western Pennsylvania.

     MOVIE STARS. The Company acquired from Movie Stars Entertainment Corp. ("Movie Stars") ten video specialty stores. Nine stores are located in Poughkeepsie, New York and its surrounding area and the tenth store is located in Fairfield, Connecticut.

     VIDEO EXPRESS. The Company acquired from PARR-Four, Inc. ("Video Express") ten video specialty stores located in the Norfolk, Virginia area.

     VIDEO STARS. The Company acquired from BREM, Inc. ("Video Stars") eight video specialty stores located in the Norfolk, Virginia area.

     VIDEO WAREHOUSE I. The Company acquired from Lott's Video Warehouse of Athens, Inc. and four other related corporations (collectively, "Video Warehouse I") five video specialty stores located in Northern Georgia.

     VIDEO WAREHOUSE II. The Company acquired from Video Warehouse of Augusta #1, Inc. and six related partnerships and corporations (collectively, "Video Warehouse II") seven video specialty stores located in Southern Georgia.

     KING VIDEO. The Company acquired from King Video, Inc. ("King Video") five video specialty stores located in Blacksburg, Virginia and its surrounding area.

     L.A. VIDEO. The Company acquired from L.A. Video, L.A. Video of Upper Dublin, Inc. and L.A. Video of Aldan, Inc. (collectively, "L.A. Video") five video specialty stores located in suburban areas of Philadelphia, Pennsylvania.

     PLANET VIDEO. The Company acquired from Planet Video, Inc., and a related corporation, XIMPEC, Inc. (collectively, "Planet Video") two video specialty stores located in Drescher, Pennsylvania and Trenton, New Jersey.

RECENT ACQUISITIONS

     Since the Company's initial public offering, the Company has acquired an aggregate of 53 video specialty stores in seven acquisitions. These acquisitions included the acquisition of the "Movies to Go" chain of 13 stores in September 1995, the "Pic-A-Flick" chain of 23 stores in December 1995, the "Movie Store" chain of eight stores in December 1995, the "Showtime Video" chain of five stores in March 1996, and several smaller acquisitions.

     MOVIES TO GO. In September 1995, the Company acquired the "Movies to Go" chain of 13 stores and certain related operations located in Iowa ("Movies to Go") through a merger transaction with MoveAmerica, Inc. for aggregate consideration of 344,421 shares of common stock of the Company, the assumption of approximately $685,000 in debt, and approximately $1,420,000 in cash. The Company paid the cash portion of the consideration with proceeds from its initial public offering.

     PIC-A-FLICK. In December 1995, the Company acquired the "Pic-A-Flick" chain of 23 stores located in North and South Carolina ("Pic-A-Flick Group") through a merger and asset purchase transaction with eight corporations for aggregate consideration of 336,134 shares of common stock of the Company and notes in the aggregate principal amount of $5,000,000, due January 5, 1996 (which were secured by letters of credit from a bank and subsequently repaid using proceeds from borrowings under the Company's line of credit).


     MOVIE STORE. In December 1995, the Company acquired the "Movie Store" chain of eight stores located in the Atlanta metropolitan area ("Movie Store Group") through merger and asset purchase transactions with four corporations for aggregate consideration of 161,449 shares of the Company's Common Stock, the assumption of approximately $280,000 in debt ($166,000 of which was repaid at closing), $190,000 in cash, a promissory note in the principal amount of $435,000 due January 5, 1996 and a promissory note in the principal amount of $469,000 with five installments of $93,730 each (plus interest at 8% per annum) due quarterly from April 1, 1996 through April 1, 1997. Under the terms of the merger agreement, the Company is required to issue up to a maximum of 42,580 additional shares to the former stockholder of the merged corporation if the Company's closing trading price does not equal and/or exceed $14.375 for a ten consecutive trading day period between December 21, 1995 and September 3, 1996. If at any time during this period the price does exceed $14.375 for a consecutive ten day trading period, the Company's contingent obligation to issue these additional shares will terminate. The Company paid the cash portion of the consideration with borrowings under its line of credit with a bank. The $435,000 note was repaid in January 1996 with borrowings under the line of credit.



     SHOWTIME. In March 1996, the Company acquired the "Showtime Video" chain of five stores in an asset purchase transaction for aggregate consideration of approximately $520,000 in cash and a $1.9 million note payable. The Company paid the cash portion of the consideration and repaid the note in April 1996 with borrowings under its line of credit. Showtime operates three stores in Fort Collins, Colorado, one in Boulder, Colorado, and one in Greeley, Colorado.


PENDING ACQUISITION

     PREMIERE. In April 1996, the Company signed an asset purchase agreement to purchase certain assets and business of American Multi-Entertainment, Inc. d/b/a Premiere Video ("Premiere Video") (such purchase, as proposed in the asset purchase agreement, the "Pending Acquisition") for a purchase price of approximately $11.5 million, consisting of $8.9 million in cash at closing and a final payment of $2.6 million payable January 1997 which will be secured by a bank letter of credit. Premiere Video owns and operates 23 stores in Minnesota, Iowa, Wisconsin, South Dakota and Nebraska. The Company's obligation to complete the Pending Acquisition is contingent upon the availability, prior to July 31, 1996, of financing on terms acceptable to the Company. The Company anticipates closing the Pending Acquisition concurrently with the completion of this offering; however, there can be no assurance that the Pending Acquisition will be consummated.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,800,000 shares of Common Stock offered by the Company hereby after deducting underwriting discounts and other offering expenses (estimated to be approximately $600,000), are estimated to be approximately $19.8 million ($22.8 million if the Underwriters' over-allotment option is exercised in full). Of the net proceeds, the Company intends to use (i) $8.9 million to fund the cash payable at closing of the Pending Acquisition and (ii) $7.4 million to repay a portion of the outstanding borrowings under its bank line of credit, (iii) $3.5 million to repay the outstanding balance under its subordinated note payable. See "The Acquisitions -- Pending Acquisition." The primary purpose of this offering is to provide the Company with increased financial flexibility to pursue new store openings and acquisitions of other businesses that are consistent with the Company's growth strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Business and Expansion Strategy."


     Pending use of the net proceeds of this offering, the Company may make temporary investments in interest-bearing savings accounts, certificates of deposit, United States Government obligations, money market accounts, interest bearing securities or other insured short-term, interest-bearing investments.


     The indebtedness of the Company that may be repaid from the proceeds of this offering bears interest at rates ranging from 7.9% to 13.5% per annum, with a weighted average interest rate of 9.7% at May 16, 1996. Such indebtedness matures at various dates through January 2001. The $7.4 million in borrowings under the bank line of credit and $2.0 million of the subordinated note payable were incurred after the date of the Company's initial public offering and the proceeds therefrom were used (i) to repay an existing $6.5 million credit line incurred to fund a portion of the Recent Acquisitions, (ii) to pay approximately $4.5 million of the consideration paid in the Recent Acquisitions, (iii) to repay approximately $730,000 of indebtedness, and (iv) for general corporate purposes.


                          PRICE RANGE OF COMMON STOCK


     The Company's Common Stock is traded and quoted on the Nasdaq Stock Market under the symbol "MOOV". The following table shows the high and low sales prices of the Common Stock since the Common Stock began trading publicly on August 4, 1995, as reported through June 27, 1996. The price to the public in the initial public offering which occurred on August 3, 1995 was $12.00 per share.



                                                                                                             HIGH       LOW
YEAR ENDED DECEMBER 31, 1995
     Third Quarter (from August 3, 1995).................................................................   $22 3/4    $14 3/4
     Fourth Quarter......................................................................................   19 1/2         10
YEAR ENDING DECEMBER 31, 1996
     First Quarter.......................................................................................   15 1/4     11 3/4
     Second Quarter (through June 27, 1996)..............................................................       14      8 1/4



     As of June 26, 1996, there were approximately 264 record holders and approximately 2,500 beneficial owners of the Company's Common Stock. Approximately 5,286,000 shares were held by brokers, dealers and their nominees on behalf of the beneficial owners. The closing price of the Company's Common Stock as reported on the Nasdaq Stock Market on June 27, 1996 was $8.375.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. However, amounts totalling $22.9 million, reflecting the cash portions of the purchase prices paid and a note issued in connection with the Initial Acquisitions, were treated as deemed dividends pursuant to the accounting treatment accorded to such acquisitions. See Footnote 2 to the Moovies, Inc. Consolidated Financial Statements. The Company currently intends to retain its future earnings, if any, to finance the expansion of its business and for general corporate purposes and currently does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant. In addition, the Company's credit facility with Sirrom Capital Corporation ("Sirrom Capital") prohibits the Company from declaring or paying any dividends without the prior written consent of Sirrom Capital, and its credit facility with a bank prohibits the payment of any dividends without the prior written consent of the bank. See "The Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of March 31, 1996 and as adjusted to reflect the sale by the Company of the 2,800,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds," including the consummation of the Pending Acquisition. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                                                           MARCH 31, 1996
                                                                                                       ACTUAL      AS ADJUSTED
                                                                                                           (IN THOUSANDS)
Line of credit and other short-term debt............................................................   $13,745       $ 8,961
Long-term debt, less current portion................................................................   $ 3,698       $   198
Stockholders' equity:
  Preferred Stock, $.001 par value; 1,000,000 shares authorized; none issued
     or outstanding.................................................................................        --            --
  Common Stock, $.001 par value; 25,000,000 shares authorized; 8,658,532 shares issued and
     outstanding, actual; 11,458,532 shares issued and outstanding, as adjusted (1).................         9            12
  Additional paid-in capital........................................................................    35,857        55,638
  Retained earnings.................................................................................     2,220         2,220
  Total stockholders' equity........................................................................    38,086        57,870
       Total capitalization.........................................................................   $41,784       $58,068


(1) Outstanding shares exclude 803,450 shares of Common Stock issuable as of March 31, 1996 under outstanding options granted pursuant to the Company's 1995 Stock Plan. Options to acquire an additional 500 shares (net of forfeitures) have been granted since March 31, 1996. Also excludes 535,465 shares of Common Stock issuable upon exercise of outstanding warrants. See "Description of Capital Stock -- Warrants" and "Management -- Benefit Plans."

                        PRO FORMA FINANCIAL INFORMATION

              PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED)
       YEAR ENDED DECEMBER 31, 1995 AND THREE MONTHS ENDED MARCH 31, 1996

     Concurrently with the completion of the Company's initial public offering,
(i) the Predecessor's corporate general partner was merged into Moovies, Inc. and (ii) Moovies, Inc. completed the Initial Acquisitions which resulted in the acquisition of 76 video specialty stores for an aggregate consideration of approximately $44.3 million, consisting of approximately $22.4 million in cash, approximately $21.4 million in shares of Common Stock (approximately 1.8 million shares) and a $500,000 promissory note payable to a seller. See "The Acquisitions" for additional details as to the entities acquired and the date of acquisition. In addition, approximately $4.2 million of indebtedness was assumed by the Company in connection with the Initial Acquisitions and repaid concurrently with the closing of the Company's initial public offering. Since the owners of the video chains acquired pursuant to the Initial Acquisitions were considered promoters as defined under Rule 1-02(s) of Regulation S-X and were stockholders who transferred assets and liabilities to Moovies, Inc. in exchange for Common Stock contemporaneously with the initial public offering, Moovies, Inc. recorded the assets and liabilities acquired at the historical cost basis of the transferors in accordance with the provisions of Securities and Exchange Commission Staff Accounting Bulletin 48. As a result of recording the acquired assets and liabilities at their historical cost basis, no goodwill was recorded by the Company in connection with the Initial Acquisitions.

     In September 1995, the Company acquired MoveAmerica, Inc. for $1.4 million in cash, the issuance of 344,421 shares of Common Stock and the assumption of approximately $685,000 in debt. In December 1995, the Company acquired Pic-A-Flick Group for the issuance of a $5 million note payable and the issuance of 336,134 shares of Common Stock. In December 1995, the Company acquired Movie Store Group for the issuance of approximately $900,000 in notes payable, the issuance of 161,449 shares of Common Stock, the assumption of approximately $270,000 in debt ($166,000 of which was repaid at closing) and $190,000 in cash. See "The Acquisitions" for additional details as to the entities acquired and the date of acquisition. These acquisitions were accounted for under the purchase method of accounting and accordingly the assets and liabilities were recorded at their fair market value. The difference between fair market value and the purchase price was recorded as goodwill.

     Concurrently with the completion of this offering the Company plans to acquire Premiere Video for $11.5 million, consisting of $8.9 million in cash at closing and a final payment of $2.6 million payable in January 1997 which will be secured by a letter of credit. The acquisition will be accounted for under the purchase method of accounting and accordingly the assets and liabilities will be recorded at their fair market value. The difference between fair market value and the purchase price will be recorded as goodwill. See "The Acquisitions" for certain additional details.

     The unaudited pro forma combined financial statements of the Company reflect (i) the consummation of the Initial Acquisitions, the Recent Acquisitions and the Pending Acquisition; (ii) the repayment of approximately $10.5 million of indebtedness assumed in connection with the Acquisitions and $1.4 million of long-term indebtedness of the Predecessor; (iii) the establishment of a deferred tax asset arising from cumulative differences between the book and tax basis of assets acquired; (iv) a provision for income taxes as if the combined operations had been taxed as a C corporation; (v) the completion of the Company's initial public offering and this Offering and the application of the net proceeds therefrom; and (vi) the amortization of the goodwill recorded in the above transactions (collectively, the "Pro Forma Transactions"). The unaudited pro forma combined financial statements for the year ended December 31, 1995 give effect to the Pro Forma Transactions as if each had occurred as of the beginning of the year. The pro forma combined financial statements for the three months ended March 31, 1996 give effect to
(i) the completion of this Offering and the application of the net proceeds therefrom and (ii) the consummation of the Showtime acquisition and the Pending Acquisition as if each had occurred as of the beginning of the period.

     Effective January 1, 1996, the Company adopted an accelerated method of amortizing its videocassette rental inventory which was accounted for as a change in accounting estimate effected by a change in accounting principle. The new method of amortization has been applied to videocassette rental inventory that was held at January 1, 1996. As a result of the adoption of the change the Company recorded an $860,000 pre-tax charge to operating expenses in the first quarter of 1996. The Company has used the information obtained at the time of adoption and throughout 1996 to estimate the additional amortization expense which would have been recorded had the new method been in effect during 1995.

     In the opinion of the Company's management, all adjustments necessary to present fairly such pro forma combined financial statements have been made based on the terms and structure of the Pro Forma Transactions.

     The pro forma financial statements do not purport to represent what the Company's results of operations or financial position would actually have been had the Pro Forma Transactions actually occurred on any of the dates set forth above or to project the Company's results of operations for any future period.

     The unaudited pro forma financial information should be read in connection with the accompanying notes and the historical financial statements and notes thereto of Moovies, Inc., Movie Stars, Parr Four, Inc. d/b/a Video Express, Video Stars (a division of BREM, Inc.), Video Warehouse I Group, Video Warehouse II Group, First Row Video, Inc., Video Game Trader, Inc., L.A. Video, Planet Video, Inc., MoveAmerica, Incorporated d/b/a Movies to Go and Games to Go, Pic-A-Flick Group, Movie Store Group, and Certain Stores of American Multi-Entertainment, Inc. d/b/a Premiere Video and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                        PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 1996
                                  (UNAUDITED)


                                                                           THE          PENDING         PRO FORMA     THE COMPANY
                                                                         COMPANY    ACQUISITION (1)    ADJUSTMENTS     PRO FORMA
                                                                                              (IN THOUSANDS)
Current assets:
  Cash and cash equivalents...........................................   $5,570         $    11         $  19,784(2)   $   5,570
                                                                                                           (8,911)(3)
                                                                                                          (10,884)(4)
  Receivables.........................................................    1,738              --                --          1,738
  Merchandise inventory...............................................    2,390              49               (49)(3)      2,390
  Deferred income tax benefit.........................................      308              --                --            308
  Prepaid rent........................................................    1,030              --                --          1,030
  Other...............................................................    1,596              20               (20)(3)      1,596
     Total current assets.............................................   12,632              80               (80)        12,632

Videocassette rental inventory, net...................................   17,932           1,888               (88)(3)     19,732
Furnishings and equipment, net........................................   11,117           2,162            (1,562)(3)     11,717
Goodwill..............................................................   30,535              --             9,100(3)      39,635
Deposits and other assets.............................................      916             264              (264)(3)        916
                                                                         $73,132        $ 4,394         $   7,106      $  84,632
Current liabilities:
  Line of credit......................................................   $12,796        $    --         $  (7,384)(4)  $   5,412
  Notes payable.......................................................      500              --             2,600(3)       3,100
  Current portion of long-term debt...................................      449              --                --            449
  Due to AMI corporate................................................       --           2,850            (2,850)(3)         --
  Accounts payable....................................................    8,330              --                --          8,330
  Accrued expenses....................................................    3,737              --                --          3,737
     Total current liabilities........................................   25,812           2,850            (7,634)        21,028

Long-term debt, less current portion..................................    3,698              --            (3,500)(4)        198
Deferred income tax payable...........................................    5,536              --                --          5,536
                                                                         35,046           2,850           (11,134)        26,762
Stockholders' equity:
  Preferred stock.....................................................       --              --                --             --
  Common stock........................................................        9              --                 3(2)          12
  Additional paid-in capital..........................................   35,857              --            19,781(2)      55,638
  Retained earnings...................................................    2,220           1,544            (1,544)(3)      2,220
     Total stockholders' equity.......................................   38,086           1,544            18,240         57,870
                                                                         $73,132        $ 4,394         $   7,106      $  84,632


(1) See the audited financial statements of certain stores of American Multi-Entertainment, Inc. d/b/a Premiere Video.

(2) Reflects the sale of 2,800,000 shares of Common Stock net of underwriting discounts and offering expenses of approximately $600,000.


(3) Reflects the consummation of the Pending Acquisition for $11.5 million, consisting of $8.9 million in cash at closing and a final payment of $2.6 million payable in January 1997 which will be secured by a letter of credit. The acquisition will be accounted for under the purchase method of accounting and accordingly the assets and liabilities will be recorded at their fair market value. The difference between fair market value and the purchase price will be recorded as goodwill.

    The estimated allocation of purchase price is as follows (in thousands):

                                                                HISTORICAL VALUE       FAIR       PRO FORMA
                                                                 OF NET ASSETS        VALUE       NET ASSETS
                                                                    ACQUIRED        ADJUSTMENT     ACQUIRED
Cash.........................................................        $   11          $    (11)     $     --
Merchandise inventory........................................            49               (49)           --
Other........................................................            20               (20)           --
Videocassette rental inventory, net..........................         1,888               (88)        1,800
Furnishings and equipment, net...............................         2,162            (1,562)          600
Goodwill.....................................................            --             9,100         9,100
Deposits and other assets....................................           264              (264)           --
       Total assets..........................................        $4,394          $  7,106      $ 11,500
Notes payable................................................            --                --            --
Due to AMI Corporate.........................................         2,850            (2,850)           --
       Total liabilities.....................................        $2,850          $ (2,850)     $     --
Equity.......................................................         1,544            (1,544)           --
       Total.................................................        $   --          $ 11,500      $ 11,500

(4) The estimated repayment of certain debt with proceeds from this offering is as follows (in thousands):


                                                                             MARCH 31, 1996
Line of credit with a bank................................................      $  7,384
Subordinated note payable to investment company...........................         3,500
Total debt repaid.........................................................      $ 10,884

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                                                        HISTORICAL
                                                 THE         INITIAL             RECENT          PENDING       PRO FORMA
                                               COMPANY   ACQUISITIONS (1)   ACQUISITIONS (2)   ACQUISITION    ADJUSTMENTS
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)

Revenues:
  Rental revenues............................. $20,309       $ 21,288           $ 17,113          $6,429        $    --
  Product sales...............................  4,349           5,196              3,478             797             --
                                               24,658          26,484             20,591           7,226             --

Operating costs and expenses:
  Operating expenses.......................... 15,593          18,178             14,153           4,765         (2,436)(3)
                                                                                                                  1,136(4)
  Cost of product sales.......................  2,979           3,761              2,403           1,252         (1,136)(4)
  General and administrative..................  2,955           3,429              2,261             397           (805)(5)
  Amortization of goodwill....................    148              --                 --              --          1,841(6)
                                               21,675          25,368             18,817           6,414         (1,400)

Operating income..............................  2,983           1,116              1,774             812          1,400
Non-operating income (expense):
  Interest income (expense), net..............   (197 )          (238)              (225)           (140)           308(7)
  Other, net..................................     25              26               (130)             --             99(8)
Income before income taxes....................  2,811             904              1,419             672          1,807
Pro forma provision for income taxes..........  1,046             350                390              --          1,259(9)
Pro forma net income.......................... $1,765        $    554           $  1,029          $  672        $   548
Pro forma net income per share................
Shares used in computation (10)...............

                                                THE COMPANY
                                                 PRO FORMA
                                               <
Revenues:
  Rental revenues.............................    $65,139
  Product sales...............................     13,820
                                                   78,959
Operating costs and expenses:
  Operating expenses..........................     51,389
  Cost of product sales.......................      9,259
  General and administrative..................      8,237
  Amortization of goodwill....................      1,989
                                                   70,874
Operating income..............................      8,085
Non-operating income (expense):
  Interest income (expense), net..............       (492)
  Other, net..................................         20
Income before income taxes....................      7,613
Pro forma provision for income taxes..........      3,045
Pro forma net income..........................    $ 4,568
Pro forma net income per share................    $  0.39
Shares used in computation (10)...............     11,760

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)


                                                                            HISTORICAL
                                                              THE           RECENT           PENDING       PRO FORMA     THE COMPANY
                                                            COMPANY    ACQUISITIONS (2)    ACQUISITION    ADJUSTMENTS     PRO FORMA
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)

Revenues:
  Rental revenues........................................   $16,957          $508            $ 2,439        $    --        $19,904
  Product sales..........................................    2,359            104                285             --          2,748
                                                            19,316            612              2,724             --         22,652

Operating costs and expenses:
  Operating expenses.....................................   13,729            447              1,613         (1,092)(3)     14,828
                                                                                                                131(4)
  Cost of product sales..................................    1,537             83                465           (131)(4)      1,954
  General and administrative.............................    2,329             69                119             44(5)       2,561
  Amortization of goodwill...............................      361             --                 --            136(6)         497
                                                            17,956            599              2,197           (912)        19,840

Operating income.........................................    1,360             13                527            912          2,812
Non-operating income (expense):
  Interest income (expense), net.........................     (301 )           --                (30)            --(7)        (331)
  Other, net.............................................      (21 )           --                 --             --            (21)
Income before income taxes...............................    1,038             13                497            912          2,460
Pro forma provision for income taxes.....................      415             --                 --            569(9)         984
Pro forma net income.....................................   $  623           $ 13            $   497        $   343        $ 1,476
Pro forma net income per share...........................                                                                  $  0.13
Shares used in computation (10)..........................                                                                   11,776

(1) The table below sets forth certain information with respect to the Initial Acquisitions for the period from January 1, 1995 through the respective acquisition dates:

                                                                                                                NUMBER
                                                                                              INCOME BEFORE    OF STORES
                                                                                  REVENUES    INCOME TAXES     ACQUIRED
First Row and Game Trader......................................................   $  8,301        $(755)           24
Movie Stars....................................................................      2,483         (372)           10
Video Express..................................................................      3,783          151            10
Video Stars....................................................................      1,796          151             8
Video Warehouse I..............................................................      2,327          465             5
Video Warehouse II.............................................................      3,101          579             7
King Video.....................................................................      1,609          156             5
L.A. Video.....................................................................      2,502          476             5
Planet Video...................................................................        582           53             2
       Total...................................................................   $ 26,484        $ 904            76

(2) The table below sets forth certain information with respect to the Recent Acquisitions from the beginning of the periods indicated through the respective acquisition dates:

                                                              YEAR ENDED               THREE MONTHS ENDED
                                                           DECEMBER 31, 1995             MARCH 31, 1996           NUMBER
                                                                   INCOME BEFORE                INCOME BEFORE    OF STORES
                                                       REVENUES    INCOME TAXES     REVENUES    INCOME TAXES     ACQUIRED
Movies to Go........................................   $  4,963       $   368         $ --         $    --           13
Pic-A-Flick Group...................................      7,104           316           --              --           23
Movie Store Group...................................      3,613           411           --              --            8
Showtime............................................      3,902           156          612              13            5
Other Acquisitions..................................      1,009           168           --              --            4
       Total........................................   $ 20,591       $ 1,419         $612         $    13           53

                                                                                                                   THREE MONTHS
                                                                                                YEAR ENDED            ENDED
                                                                                             DECEMBER 31, 1995    MARCH 31, 1996
(3) Adjustments to operating expenses consist of the following:

          To record a decrease in videocassette rental inventory amortization expense resulting from the allocations of purchase price to videocassette rental tapes of the acquired entities, based on current replacement cost for bulk purchases of used tapes. Replacement cost for bulk purchases of used tapes is significantly less than the cost of new tape purchases. As a result, future amortization relating to these tapes, on a per tape basis, will be significantly less than the amortization relating to new tape purchases. The
           Company has determined that there will be no changes to future revenue associated with base stock inventory acquired and therefore there is no corresponding pro forma adjustment to revenue necessary. The Company has determined that its method of amortization, as well as that of the entities being acquired, results in an appropriate matching of tape amortization expense
           with the revenue received from the associated rental of such tapes.............        $(1,700)           $   (115)
          To record the estimated increase in videocassette rental inventory amortization expense resulting from the Company's adoption of an accelerated amortization method. The Company adopted the new method effective January 1, 1996 and has used the information obtained at the time of adoption and throughout 1996 to estimate the additional amortization expense which would have been recorded had
           the new method been in effect during 1995......................................            945                  --
          To record the elimination of the $860,000 operating expense recorded by the
           Company on January 1, 1996 for the adoption of the new method of amortization
           of videocassette rental inventory..............................................             --                (860)

                                                                                                                   THREE MONTHS
                                                                                                YEAR ENDED            ENDED
                                                                                             DECEMBER 31, 1995    MARCH 31, 1996
          To record a decrease in fixed asset depreciation expense resulting from the allocation of purchase price to furniture and fixtures of the acquired entities, based on the fair value of these assets. Although their market value was lower than their book value, these assets were not necessarily fully depreciated or lacking utility. The Company may replace, on an ongoing basis, certain items or equipment as needed, but there has not been nor is there
           intended to be, a one-time extensive replacement of such assets................           (431)               (117)
          To eliminate reserves which were established to close Video Game Trader video game stores. In the second quarter of 1995, the Company and the prior owner of
           Video Game Trader concluded that trading video games was not a highly profitable business and decided to significantly reduce this operation. Prior to the consummation of the Initial Acquisitions, Video Game Trader recorded a one-time charge of $1.25 million to reduce the value of its assets, primarily inventory, to realizable value and proceeded to sell the game inventory. This adjusment, taken by Video Game Trader in the second quarter of 1995, was a
           one-time adjustment in anticipation of the acquisition.........................         (1,250)                 --
                 Total....................................................................        $(2,436)           $ (1,092)

(4) Adjustment to operating expense and cost of product sales consist of the following:

          To record an increase in amortization expense and a decrease in cost of product sales related to the adoption of an accelerated method of amortization videocassette rental inventory. When the Company sells videocassette rental inventory it records the remaining unamortized cost of the videocassette as cost of product sales. The Company's accelerated method of amortization reduces the cost of product sales as a greater portion of the cost of the videocassette has been amortized at the time the videocassette is sold. This adjustment has
           no impact on operating income  ................................................             --                  --

(5) Adjustments to general and administrative expenses consist of the following:

          To record the increase (decrease) in compensation, including fringe benefits and bonuses, related to owners/operators of certain entities acquired. In certain instances, owners/operators of the acquired comanies were paid above-market salary rates prior to their acquisition by the Company. Several of these individuals joined the Company in connection with the Acquisitions and entered into new employment agreements. In some instances, the individuals did not remain with the Company after the Acquisition and the Company hired replacement officers to fulfill their managment duties. In each instance, the Company adjusted the pro forma financial statements to reflect the difference between the employment agreement compensation or the replacement officers'
           compensation, as appropriate, and the above-market salary paid to the former owner/operator. In several instances, the replacement salaries were actually higher than the salaries recorded by the acquired company and the pro forma adjustment increased the Company's salary expense, as appropriate. The Company has determined that there will be no changes to future revenue associated with these individuals and therefore there is no corresponding pro forma adjustment
           to revenue necessary...........................................................        $  (489)           $     44
          To record the elimination of legal and accounting expenses recorded by the
           Acquisitions which are directly related to the Pro Forma Transactions,
           including the initial public offering and this offering........................           (316)                 --
                 Total....................................................................        $  (805)           $     44

                                                                                                                   THREE MONTHS
                                                                                                YEAR ENDED            ENDED
                                                                                             DECEMBER 31, 1995    MARCH 31, 1996
(6) Adjustments to amortization of goodwill consist of the following:

          To record goodwill amortization relating to the excess of the estimated purchase price, including related acquisition costs, for all acquisitions accounted for under the purchase method of accounting, over the estimated fair value of
           assets acquired (amortized over 20 years on a straight-line basis).............        $ 1,841            $    136

(7) Adjustments to interest income (expense), net, consists of the following:

          To eliminate historical interest expense of long-term indebtedness of the
           Company which was required to be repaid with the proceeds of its Initial Public
           Offering.......................................................................            120                  --
          To eliminate historical interest expense of long-term indebtedness of the
           Initial Acquisitions. This indebtedness could not be assumed by the Company and no additional indebtedness was incurred by the Company in connection with its
           repayment......................................................................            238                  --
          To record the interest expense on a $500,000 promissory note issued by the
           Company to a seller in connection with the Initial Acquisitions................            (50)                 --
                 Total....................................................................        $   308            $     --

(8) To eliminate the loss incurred by a Recent Acquisition as a result of a spinoff of a
    portion of its assets in anticipation of the business combination with the Company....        $    99            $     --

(9) Adjustments to the provision for income taxes (at an assumed rate of 40%) reflect the following:

          The estimated effect as if the Company (including the Acquisitions, other than
           Showtime, some of which were formerly operated as S Corporations) had been
           taxed as a C Corporation.......................................................        $   536            $    204
          The income tax effect on the pro forma adjustments in (4) through (8) above.....            723                 365
                 Total....................................................................        $ 1,259            $    569

(10) Computation of number of shares outstanding as follows:

          Existing shareholders...........................................................          4,027               4,027
          Issuance of Common Stock in the initial public offering.........................          3,623               3,623
          Issuance of Common Stock in this public offering................................          2,800               2,800
          Shares issued in acquisition of Movies to Go stores.............................            344                 344
          Shares issued in acquisition of Pic-A-Flick Group stores........................            336                 336
          Shares issued in acquisition of Movie Store Group stores........................            162                 162
          Options and warrants (assumes as outstanding for each of the periods indicated
           Common Stock equivalents, using the treasury stock method for options and
           warrants)......................................................................            468                 484
                 Total....................................................................         11,760              11,776

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The selected historical financial data presented under the captions Statement of Operations Data and Balance Sheet Data as of and for the years ended December 31, 1992, 1993 and 1994 have been derived from the financial statements of the Predecessor, which during 1995 was merged into the Company. The selected historical financial data presented under the captions Statements of Operations Data and Balance Sheet Data as of and for the year ended December 31, 1995 were derived from the consolidated financial statements of the Company. Such financial statements were audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements of the Company as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 and the accountants' report thereon are also included elsewhere in this Prospectus. The selected financial data presented under the captions Statement of Operations Data and Balance Sheet Data as of and for the year ended December 31, 1991 are derived from the unaudited financial statements of the Predecessor. The selected historical financial data presented under the captions Statement of Operations Data and Balance Sheet Data as of and for the three month periods ended March 31, 1995 and 1996 have been derived from the unaudited financial statements of the Company included elsewhere in this Prospectus. In the opinion of the Company, such unaudited financial statements reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for such period. The pro forma Statement of Operations Data and pro forma Balance Sheet Data do not purport to represent what the Company's results of operations and financial position would actually have been had such transactions actually occurred as of the dates indicated or to project the Company's results of operations or financial position for any future period. The Selected Historical and Pro Forma Financial Data and the operating data set forth below should be read in conjunction with the consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Pro Forma Financial Information" included elsewhere in this Prospectus.

                                                                       HISTORICAL(1)
                                                                                                                     PRO FORMA
                                                                                                 THREE MONTHS           (2)
                                                                                                     ENDED           YEAR ENDED
                                                       YEARS ENDED DECEMBER 31,                    MARCH 31,        DECEMBER 31,
                                             1991      1992      1993      1994      1995       1995      1996          1995
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Rental revenues.......................... $1,728    $2,857    $3,579    $4,070    $20,309    $1,114    $16,957      $ 65,139
  Product sales............................    244       256       310       322      4,349       109      2,359        13,820
    Total..................................  1,972     3,113     3,889     4,392     24,658     1,223     19,316        78,959
Operating costs and expenses:
  Operating expenses (3)...................  1,387     2,241     2,798     3,121     15,593       871     13,729        51,389
  Cost of product sales....................    206       127       240       278      2,979        92      1,537         9,259
  General and administrative...............    228       313       573       611      2,955       186      2,329         8,237
  Amortization of goodwill.................     --        --        --        --        148        --        361         1,989
Operating income...........................    151       432       278       382      2,983        74      1,360         8,085
Non-operating income (expense):
  Interest expense, net....................    (29)      (35)      (43)     (101)      (197)      (27)      (301)         (492)
  Other, net...............................     --        --        --        --         25        --        (21)           20
Income before income taxes.................    122       397       235       281      2,811        47      1,038         7,613
Provision for income taxes.................     --        --        --        --      1,046        --        415         3,045
Net income................................. $  122    $  397    $  235    $  281    $ 1,765    $   47    $   623      $  4,568
Net income per share.......................                                         $  0.52              $  0.07      $   0.39
Shares used in computation.................                                           3,395                8,976        11,760
OPERATING DATA:
  Number of stores at end of period........      7         8         8         9        148        11        158           176
  Increase (decrease) in same store
    revenues (4)...........................   18.2%     (6.5%)     8.2%     10.5%       1.4%      0.0%       0.0%           --


                                             THREE MONTHS
                                                ENDED
                                              MARCH 31,
                                                 1996
                                            <C

STATEMENT OF OPERATIONS DATA:
Revenues:
  Rental revenues..........................    $ 19,904
  Product sales............................       2,748
    Total..................................      22,652
Operating costs and expenses:
  Operating expenses (3)...................      14,828
  Cost of product sales....................       1,954
  General and administrative...............       2,561
  Amortization of goodwill.................         497
Operating income...........................       2,812
Non-operating income (expense):
  Interest expense, net....................        (331)
  Other, net...............................         (21)
Income before income taxes.................       2,460
Provision for income taxes.................         984
Net income.................................    $  1,476
Net income per share.......................    $   0.13
Shares used in computation.................      11,776
OPERATING DATA:
  Number of stores at end of period........         181
  Increase (decrease) in same store
    revenues (4)...........................          --

                                                                                HISTORICAL                                PRO
                                                                                                                       FORMA (2)
                                                                        DECEMBER 31,                      MARCH 31,    MARCH 31,
                                                        1991      1992      1993      1994      1995        1996         1996
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash..............................................   $   89    $  151    $  242    $  170    $ 3,564     $ 5,570      $ 5,570
  Videocassette rental inventory, net...............      942       969       820       931     16,728      17,932       19,732
  Total assets......................................    1,520     1,660     1,644     2,098     68,219      73,132       84,632
  Line of credit and other short-term debt..........      285       187       377       430      8,916      13,745        8,961
  Long-term debt, less current portion..............      187        22     1,078     1,309      2,411       3,698          198
  Total liabilities.................................      797       536     1,953     2,502     30,756      35,046       26,762
  Equity (deficit)..................................      723     1,124      (309)     (404)    37,463      38,086       57,870


(1) The Statement of Operations data reflect the results of operations of the Predecessor for 1991 through 1994 and for a portion of 1995. The Predecessor was a limited partnership and therefore had no income tax liability.

(2) The pro forma Statement of Operations Data for the year ended December 31, 1995 for the Company give effect to the initial public offering, this offering and the Pro Forma Transactions as if they had occurred as of the beginning of the year. The pro forma Statement of Operations Data for the three months ended March 31, 1996 give effect to this offering and the consummation of the Pending Acquisition and the Showtime acquisition as if they had occurred as of the beginning of the period. The pro forma Balance Sheet Data give effect to this offering and the Pending Acquisition as if they had been completed as of March 31, 1996. See "Use of Proceeds" and "Pro Forma Financial Information."

(3) Effective January 1, 1996, the Company adopted an accelerated method of amortizing its videocassette rental inventory, which has been accounted for as a change in accounting estimate effected by a change in accounting principle. The application of the new method of amortizing videocassette rental inventory, including the $860,000 or $0.06 per share charge, increased amortization expense for the quarter ended March 31, 1996 by approximately $1.5 million and reduced net income by approximately $891,000 and earnings per share by $0.10.

(4) The increase (decrease) in same store revenues is computed by comparing on a quarterly basis revenues from stores open during an entire quarter to revenues from stores open during the entire corresponding quarter for the prior year. This calculation includes acquired stores on a pro forma basis that were owned and operated at the end of the period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company opened its first video superstore under the Moovies name, logo and format in June 1992. The Company currently owns and operates 163 video specialty stores, including approximately 140 stores under the Moovies name and logo, and certain related operations and has entered into an agreement to acquire an additional 23 stores. See "The Acquisitions." The Company's revenues consist of rental revenues and product sales revenues. Rental revenues include revenue from rentals of videos, video games, video players and video game machines. Product sales revenues are derived from sales of videos and video games, including excess rental inventory, and confectionery and other items.

     Operating Costs and Expenses are comprised of operating expenses, cost of product sales, general and administrative expenses and amortization of goodwill. Operating expenses consists of amortization of videos purchased for rental, fees and lease expense for leased videos and all store expenses, including occupancy, payroll, store opening expenses and direct store promotions expenses.

     Effective January 1, 1996, the Company adopted an accelerated method of amortizing its videocassette rental inventory. See " -- Recent Accounting Developments."

     The Company presently spends approximately 17% of its new release budget to obtain new releases from Rentrak. Under its agreement with Rentrak, pursuant to which the Company leases videos for rental to its customers, the Company pays a handling fee of $8 to $10 for each video. During the revenue sharing period, which is generally one year (but does not exceed two years) the movie studio that supplies the video to Rentrak owns the video, and the rental revenues are shared by Rentrak and the Company on a predetermined basis. Generally, the percentage of rental revenue retained by the Company is fixed for the first sixty days of the revenue sharing period and is then set at a higher rate for the remainder of the term. The Company may also sell excess copies of a video title and share the sale proceeds with Rentrak on a predetermined basis. At the end of the revenue sharing period for a video title, the Company may purchase remaining copies of that title generally for less than $5 per copy. The handling fee per video is amortized on a straight-line basis over the revenue sharing period, and revenue sharing payments are expensed when incurred.

     Cost of product sales is comprised of cost of videos sold rather than rented to customers and the cost of confectionery and other products sold in the Company's stores. The cost of a video is measured at its amortized basis when sold, if previously used as a rental video, or at the Company's cost if purchased for sell-through, or at a varying basis if a leased product, depending upon when in the revenue sharing period it is sold.

     General and administrative expense is comprised of corporate office expenses, including office equipment and facilities costs, management salaries and benefits, professional fees and all other items of corporate expense.

     Beginning in January 1996, the Company undertook a program to more actively manage its product sales by removing less profitable merchandise categories from its stores. As a result, the revenue comparison for stores open in the first quarter of both 1996 and 1995 was flat and same store revenue comparisons in subsequent periods may also be flat or show modest declines in part due to these intended reductions in product sales. Correspondingly, rental revenues, from which the Company generally derives a higher profit margin, are increasing as a percentage of total revenues, leading to improvements in the Company's store contribution and operating margin.

     Since the stockholders and owners of each of the video chains acquired pursuant to the Initial Acquisitions were considered promoters as defined under Rule 1-02(s) of Regulation S-X and are stockholders who transferred assets and liabilities to Moovies, Inc. in exchange for Common Stock contemporaneously with the initial public offering, Moovies, Inc. recorded the assets and liabilities acquired in the Initial Acquisitions at the historical cost basis of the transferors in accordance with the provisions of Securities and Exchange Commission Staff Accounting Bulletin 48. As a result of recording the acquired assets at their historical cost basis, no goodwill was recorded by the Company in connection with the Initial Acquisitions. The assets acquired in the Recent Acquisitions were recorded under the purchase method of accounting, and the excess of cost over the estimated fair value of the assets acquired of $31.0 million is being amortized over 20 years on a straight-line basis.

     The following table sets forth for the periods indicated (i) statement of operations data expressed as a percentage of total revenues and (ii) the number of stores open at the end of each period.


                                                                HISTORICAL                                 PRO FORMA
                                                                                                                  THREE MONTHS
                                                      YEARS ENDED             THREE MONTHS        YEAR ENDED         ENDED
                                                     DECEMBER 31,            ENDED MARCH 31      DECEMBER 31,      MARCH 31,
                                               1993      1994      1995      1995      1996          1995             1996
STATEMENT OF OPERATIONS DATA:
Revenues:
  Rental revenues..........................     92.0%     92.7%     82.4%     91.1%     87.8%         82.5%            87.9%
  Product sales............................      8.0       7.3      17.6       8.9      12.2          17.5             12.1
     Total.................................    100.0     100.0     100.0     100.0     100.0         100.0            100.0
Operating costs and expenses:
  Operating expenses.......................     71.9      71.1      63.2      71.2      71.1          65.1             65.5
  Cost of product sales....................      6.2       6.3      12.1       7.6       8.0          11.8              8.6
  General and administrative...............     14.7      13.9      12.0      15.2      12.0          10.4             11.3
  Amortization of goodwill.................       --        --       0.6        --       1.9           2.5              2.2
     Total.................................     92.8      91.3      87.9      94.0      93.0          89.8             87.6
Operating income...........................      7.2       8.7      12.1       6.0       7.0          10.2             12.4
Non-operating income (expense).............     (1.1)     (2.3)     (0.7)     (2.2)     (1.6)         (0.6)            (1.5)
Income before income taxes.................      6.1%      6.4%     11.4%      3.8%      5.4%          9.6%            10.9%
Number of stores open at end of period.....        8         9       148        11       158           176              181


PRO FORMA RESULTS OF OPERATIONS FOR THE COMPANY

     REVENUES. Pro forma revenues are comprised of rental revenues and product sales, which were as a percentage of pro forma revenues, 82.5% and 17.5%, respectively, for the year ended December 31, 1995 and 87.9% and 12.1%, respectively, for the three months ended March 31, 1996. Not all of the video specialty stores acquired by the Company have historically used leased product. The Company believes that, because it intends to use leased product in the acquired stores and to use more of its excess rental tapes as inventory in new stores instead of offering such tapes for sale, rental revenues as a percentage of total revenues will be higher for the year ending December 31, 1996 than they were pro forma for the year ended December 31, 1995.

     OPERATING COST AND EXPENSES. Pro forma operating expenses as a percentage of revenues were 89.8% for 1995 and 87.6% for the three months ended March 31, 1996. The Company anticipates a decline in this percentage in 1996 as store operating efficiencies are improved. The Company anticipates that these improvements will be partially offset during 1996 by an increase in amortization of goodwill as additional acquisitions are completed. The Company anticipates a slight decrease in general and administrative expenses as a percentage of revenues if all of its planned new store openings and acquisitions are completed.

     INTEREST EXPENSE, NET. Interest expense for 1996 is expected to increase compared to pro forma interest expense for 1995 due to borrowings under the Company's $22.5 million revolving credit facility in order to fund operations, new store openings and additional acquisitions. This increase is expected to be partially offset by interest income generated by the investment of proceeds from this offering.

RECENT ACCOUNTING DEVELOPMENTS

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 will be effective for fiscal years beginning after December 31, 1995 and will require the Company to either elect to recognize in its consolidated financial statements costs related to its employee stock-based compensation plans, such as stock options and stock purchase plans, or provide disclosure of such costs in a footnote to the consolidated financial statements. Costs under SFAS No. 123 will be determined using fair value as compared with the intrinsic value method of Accounting Principles Board Opinion No. 25.

     The Company has determined that it will elect the disclosure only alternative provided by SFAS No. 123 and will make the required pro forma disclosures in a footnote to the consolidated financial statements. The Company has not determined the impact of these pro forma adjustments to its net income or earnings per share.

     Effective January 1, 1996, the Company adopted an accelerated method of amortizing its videocassette rental inventory. Under this new method, videocassette rental inventory, which includes video games, is stated at cost, including the related costs to prepare such videocassettes for rent, and is amortized over its estimated economic life of 36 months, to its estimated salvage value ($6 per videocassette during 1996). All copies of new release videocassettes are amortized on an accelerated basis during their first four months to an average net book value of $15 and then on a straight-line basis to their estimated salvage value over the next 32 months. All copies of new release videocassettes that are purchased for $15 or less are amortized on a straight-line basis to their estimated salvage value of $6 over 36 months. The number of high and low priced new release titles purchased by the Company in any given period depends on the price assigned to each release by the movie studios. Historically, there are fewer low priced new release titles than high priced. Therefore, the Company has historically spent less on low priced new release titles. In 1995, the Company spent less than 10% of its new release budget on low priced titles. After the book value is amortized to its salvage value, it remains in inventory at that value until disposed of, at which time the salvage value is recorded as an element of cost of sales.

     The method for calculating amortization of videocassette rental inventory used in 1995 was as follows: videocassettes that were considered base stock ("catalog titles"), together with related costs to prepare them for rent, were amortized over 36 months on a straight-line basis. New release videocassettes were amortized as follows: the tenth and any succeeding copies of each title per store were amortized over nine months on a straight-line basis; the fourth through ninth copies of each title per store were amortized 40% in the first year and 30% in each of the second and third years; and copies one through three of the titles per store were amortized as base stock. The Company adopted its previous method of amortization for videocassette rental inventory concurrently with its initial public offering of common stock in August 1995. That method was followed by the Company's major competitors and was considered to be the industry standard. Recently, several competitors have announced changes in their amortization methods. The Company adopted the new method of amortization because it believes that accelerating expense recognition for new release videocassettes during the first four months more closely matches the typically higher revenues generated following a title's release, and believes $15 represents a reasonable average carrying value for tapes to be rented or sold after four months and $6 represents a reasonable salvage value for all tapes after 36 months. The Company also believes this method is similar to methods recently adopted by other large video specialty store operators.

     Typically the Company attempts to sell half of its new release tapes between four and six months after the title is released. Half of those remaining tapes are sold between seven and nine months after the release and the stores reduce the remaining inventory to approximately three tapes after a year. After 36 months, a store will generally have one copy of that title in its inventory at a salvage value of $6. At the time of sale, any unamortized cost of the tape is charged to cost of goods sold.

     The new method of amortization was adopted because the Company believes accelerating expense recognition for new release videocassettes during the first four months more closely matches the typically higher revenue generated following a title's release, and believes $15 represents a reasonable average carrying value for tapes to be rented or sold after four months and $6 represents a reasonable salvage value for all tapes after 36 months. During the selection process of its new amortization method, the Company evaluated the revenue stream generated from a typical new release and found this information to be consistent with the information available in August 1995 when the Company selected its previous amortization method.

     The new method of amortization has been applied to videocassette rental inventory that was held in inventory at January 1, 1996. The adoption of the new method of amortization has been accounted for as a change in accounting estimate effected by a change in accounting principle and, accordingly, the Company recorded $860,000 as a pre-tax charge to operating expense in the first quarter. The charge in the current period related to amortization expense that would have been recorded for tapes had the Company adopted the new amortization method prior to January 1, 1996. The application of the new method of amortizing videocassette rental inventory, including the $860,000 or $0.06 per share charge described above, increased amortization expense for the quarter ended March 31, 1996 by approximately $1.5 million and reduced net income by approximately $891,000 and earnings per share by $0.10.

HISTORICAL RESULTS OF OPERATIONS FOR THE COMPANY

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

     REVENUES. Revenues increased $18,093,000, or 1,479.4%, for the three months ended March 31, 1996 to $19,316,000 compared to revenues of $1,223,000 for the same period in 1995. The increased revenues were a result of the additional stores acquired and opened by the Company concurrently with and subsequent to the initial public offering in August 1995. Product sales as a percentage of total revenues increased to 12.2% for the 1996 quarter compared to 8.9% for the 1995 quarter. This increase is the result of greater emphasis by certain acquired companies on product sales, including video game sales. Same store revenues for the three months ended March 31, 1996 were flat, reflecting an increase by approximately $280,000, or 2.0%, increase in aggregate same store rental revenues offset by a decline of approximately $198,000, or 9.1%, in aggregate same store sale product revenues. In March 1996, the Company sold its supermarket operation for an amount approximating its net book value. The supermarket operation had revenues of approximately $355,000 in the quarter ended March 31, 1996.

     OPERATING COSTS AND EXPENSES. Operating expenses increased $12,858,000 to $13,729,000 for the three months ended March 31, 1996 compared to $871,000 for the same period in 1995. Operating expenses as a percentage of total revenues were 71.1% for the 1996 quarter compared to 71.2% for the 1995 quarter. This decrease was primarily the result of increased revenues from product sales in the 1996 quarter without a corresponding increase in operating expenses, partially offset by the impact of the change in the method of amortization of videocassette rental inventory as described in note 10 to the consolidated financial statements. The new method of accounting accelerates the amortization of videocassette rental inventory. The Company anticipates that the amortization for the last three quarters of 1996 will be greater under the new method of amortization than it would have been under the previous method.

     Cost of product sales increased $1,445,000 to $1,537,000 for the 1996 quarter compared to $92,000 for the 1995 quarter. This increase is directly related to the increase in product sales. Cost of product sales as a percentage of product sales were 65.2% for the three months ended March 31, 1996 compared to 84.4% for the 1995 quarter. This decrease is the result of closer management of product sales by certain acquired companies and increasing the mix of higher margin items.

     General and administrative expenses increased $2,143,000 to $2,329,000 for the 1996 quarter compared to $186,000 for the 1995 quarter, reflecting the Acquisitions and additional store openings. General and administrative expenses as a percentage of total revenues were 12.0% for 1996 compared to 15.2% for 1995. The percentage decrease, despite the increase in the amount of general and administrative expenses, reflects the effect of spreading these expenses over significantly greater revenues.

     INTEREST EXPENSE. Interest expense increased $274,000 to $301,000 for the 1996 quarter from $27,000 for the 1995 quarter. The increase is related primarily to (i) the issuance in April 1995 of a $1.5 million note payable, which was incurred to provide financing for the completion of the Company's initial public offering and (ii) additional borrowings under the Company's line of credit agreements and subordinated credit facility.

     INCOME TAX EXPENSE. The Company had no income tax expense for the three months ended March 31, 1995 because the Predecessor operated as a partnership for income tax purposes. Income tax expense for the three months ended March 31, 1996 was approximately $779,000, representing an effective income tax rate of 40%.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     The Company's results of operations for the years ended December 31, 1994 and 1995 reflect only the operations of the Predecessor for the period from January 1, 1994 to August 8, 1995 and include the results of the various Acquisitions from and after their respective acquisition dates.


     REVENUES. Revenues increased $20,266,000, or 461.5%, for 1995 to $24,658,000 compared to revenues of $4,392,000 for 1994. The increased revenues were primarily a result of the additional stores acquired and opened by the Company between August 8 and December 31, 1995. Aggregate same store sales for the Company, which includes only the Predecessor's nine stores operated during all of 1994, decreased approximately $276,000, or 6.3%. Same store revenues, computed by comparing on a quarterly basis revenues from stores open during an entire quarter to revenues from stores open during the entire corresponding quarter for the prior year, increased $748,000, or 1.4%. This calculation includes acquired stores on a pro forma basis that were owned and operated at the end of the period. Product sales as a percentage of total revenues increased to 17.6% for 1995 compared to 7.3% for 1994. This increase is the result of greater emphasis by certain acquired companies on product sales, including video game sales. The Company anticipates that this percentage will decrease during 1996. The Company intends to focus its resources on its video specialty superstores. Accordingly, subsequent to the year ended December 31, 1995, the Company sold its supermarket video operation in March 1996, for an amount approximating its book value. The supermarket operation generated approximately $456,000 in revenues in 1995.


     OPERATING COSTS AND EXPENSES. Operating expenses increased $12,472,000 to $15,593,000 for 1995 compared to $3,121,000 for 1994. Operating expenses as a percentage of total revenues were 63.2% for 1995 compared to 71.1% for 1994. The difference in these percentages from 1994 to 1995 primarily reflects increased revenues from product sales in 1995 without a corresponding increase in operating expenses.

     Cost of product sales increased $2,701,000 to $2,979,000 for 1995 compared to $278,000 for 1994. The increase is directly related to the increases in product sales. Cost of product sales as a percentage of product sales was 68.5% for the year ended December 31, 1995 compared to 86.3% for 1994. This decrease is the result of the Acquisitions' closer management of product sales and increasing the mix of higher margin items, including video game sales. The Company anticipates that the cost of product sales as a percentage of product sales for 1996 will be comparable to 1995 results, but may vary according to the mix of products sold.

     General and administrative expenses increased $2,344,000 to $2,955,000 for 1995 compared to $611,000 for 1994, reflecting the Acquisitions (except Showtime) and additional store openings. General and administrative expenses as a percentage of total revenues were 12.0% and 13.9% for 1995 and 1994, respectively. The percentage decrease, despite the increase in the amount of general and administrative expenses, reflects the effect of spreading these expenses over significantly greater revenues. The Company anticipates that 1996 general and administrative expenses will include incremental costs incurred in connection with the establishment of the corporate infrastructure to support anticipated future growth.

     INTEREST EXPENSE, NET. Interest expense increased $96,000 to $197,000 for 1995 from $101,000 for 1994. The increase related primarily to the issuance of a $1.5 million note payable in April 1995, which was incurred to provide financing for the completion of the Company's initial public offering of Common Stock, and the issuance of promissory notes in connection with one of the Initial Acquisitions. These expenses were offset by interest income earned on the excess cash received at the initial public offering, which was invested in short-term securities from August 8, 1995 through December 31, 1995. Interest expense for 1996 is expected to increase due to borrowings under the Company's $22.5 million revolving credit facility, obtained in March 1996 in order to fund operations, new store openings and additional acquisitions.

     INCOME TAX EXPENSE. The Company had no income tax expense for 1994 or for 1995 through August because the Predecessor was operated as a limited partnership. Income tax expense for 1995 was approximately $1,046,000, representing an effective income tax rate of 37.2%. The Company anticipates its effective income tax rate will be approximately 40% in 1996.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     The Company's results of operations for the year ended December 31, 1994 reflect the operations of the Predecessor's eight stores plus one new store opened during the year. The results of operations for the year ended December 31, 1993 reflect the operations of eight stores during the entire year.

     REVENUES. Revenues increased $503,000, or 12.9%, to $4,392,000 for 1994 from $3,889,000 for 1993. Approximately $96,000 of the increase related to the opening of the new store during 1994. The remainder of the increase related to aggregate same store revenues increases of approximately $407,000, or 10.5%, for 1994. The increase in same store revenues in 1994 was attributable to a greater volume of customer transactions, which the Company believes resulted primarily from the ongoing implementation of its program of store upgrades which began in 1992. This program generally involved relocation to more prominent positions in strip centers or to stand-alone locations, improved store design, increased emphasis on more new release inventory and the change to the Moovies name, logo and format.

     OPERATING COSTS AND EXPENSES. Operating expenses increased $323,000 to $3,121,000 for 1994 from $2,798,000 for 1993. This increase corresponded to the increase in revenues in 1994 and was attributable to the new store opened during 1994, the relocation of two stores and the change to the Moovies name, logo and format. During this period, the Company changed the mix of inventory purchases, decreasing the use of leased product, which contributed to the reduction in operating expenses as a percentage of revenues from 1993 to 1994.

     Cost of product sales increased to $38,000 to $278,000 for 1994 from $240,000 for 1993, corresponding to the increased revenues from product sales. Cost of sales as a percentage of product sales was 86.3% for 1994 compared to 77.4% for 1993. The increase was the result of a change in the mix of product sales.

     General and administrative expenses increased to $611,000 for 1994 from $573,000 for 1993. General and administrative expenses as a percentage of total revenues decreased to 13.9% for 1994 from 14.7% for 1993. This decrease was the result of the Company's increasing revenues without a similar level of increase in administrative cost.

     INTEREST EXPENSE. Interest expense was $101,000 for 1994 compared to $43,000 for 1993. This increase primarily resulted from a full year of amortization of the discount on the long-term debt payable to the limited partners in 1994 compared to only four months of discount amortization in 1993.

HISTORICAL RESULTS OF OPERATIONS FOR SELECTED ACQUISITION COMPANIES

     Financial results are discussed below for Movie Store Group, Pic-A-Flick Group and Movies to Go. These companies collectively accounted for 44 of the 53 video specialty stores acquired in connection with the Recent Acquisitions.

MOVIE STORE GROUP

     Movie Store Group ("Movie Store Group"), opened its first video store in December 1984, and was acquired by the Company in December 1995. At the time of the acquisition, Movie Store Group operated eight video stores in Georgia.

  ELEVEN MONTHS ENDED NOVEMBER 30, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Movie Store Group's results of operations for the eleven months ended November 30, 1995 reflect the operations of eight stores. Movie Store Group's results of operations for the year ended December 31, 1994 reflect the operations of six stores.


     REVENUES. Revenues increased $411,000, or 12.9%, to $3,613,000 for the eleven months ended November 30, 1995 from $3,202,000 for the year ended December 31, 1994. Approximately $535,000 of the increase related to two new store openings occurring during 1995. This increase was partially offset by a $124,000, or 3.9%, decline in same store revenues, reflecting the shorter 1995 period.


     OPERATING COSTS AND EXPENSES. Operating expenses increased $196,000 to $2,392,000 for the eleven months ended November 30, 1995 from $2,196,000 for the year ended December 31, 1994. This increase corresponded to the increase in revenues in 1995 and was attributable primarily to the opening costs and operating of two new stores and the relocation of one store, and was offset in part by reduced same store expenses reflecting the shorter 1995 period.

     Cost of product sales decreased $4,000 to $301,000 for the eleven months ended November 30, 1995 from $305,000 for the year ended December 31, 1994. The decrease was primarily the result of the shorter 1995 period that did not include December, which is the highest sales month for product sales.

     General and administrative expenses increased $124,000 to $482,000 for the eleven months ended November 30, 1995 from $358,000 for the year ended December 31, 1994. General and administrative expenses as a percentage of total revenues increased to 13.4% for 1995 from 11.2% for 1994. This increase was primarily the result of rent on a corporate office added to centralize operations and office supplies expenses to operate the corporate office.

     INTEREST EXPENSE. Interest expense increased $8,000 to $34,000 for the eleven months ended November 30, 1995 compared to $26,000 for the year ended December 31, 1994. This increase resulted from borrowings to open the two new stores.

PIC-A-FLICK GROUP

     Pic-A-Flick Video ("Pic-A-Flick Group") opened its first video store in May 1981. Pic-A-Flick Group was acquired by the Company in December 1995. At the time of the acquisition, Pic-A-Flick Group operated 23 video stores, 19 located in South Carolina and four located in North Carolina. During 1995, Pic-A-Flick Group opened four new stores and relocated two existing stores. During 1994 Pic-A-Flick Group opened three new stores and relocated one existing store.

  ELEVEN MONTHS ENDED NOVEMBER 30, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Pic-A-Flick Group results of operations for the eleven months ended November 30, 1995 reflect the operations of 23 stores. Pic-A-Flick Group results of operations for the twelve months ended December 31, 1994 reflect the operations of 19 stores.

     REVENUES. Revenues increased $747,000, or 12.1%, to $6,899,000 for the eleven months ended November 30, 1995 from $6,152,000 for the year ended December 31, 1994. Approximately $506,000 of the increase is attributable to the new store openings in 1995 and 1994. The remaining increase is attributable to aggregate same store revenue increases of approximately $241,000, or 4.5%, for 1995.

     OPERATING COSTS AND EXPENSES. Operating expenses increased $929,000 to $5,227,000 for the eleven months ended November 30, 1995 from $4,298,000 for the year ended December 31, 1994, notwithstanding the shorter 1995 period. The increase was a result of Pic-A-Flick Group opening four new stores and relocating two existing stores in 1995. Operating expenses as a percentage of total revenues increased to 75.8% for the eleven months ended November 30, 1995 from 69.9% for the year ended December 31, 1994, as a result of the new stores generating lower revenues than mature stores while incurring full operating expense amounts.

     Cost of product sales increased $75,000 to $544,000 for the eleven months ended November 30, 1995 from $469,000 for the year ended December 31, 1994, as a result of four new store openings and relocation of two existing stores. Cost of product sales as a percentage of total revenues slightly increased to 7.9% for the eleven months ended November 30, 1995 from 7.6% for the year ended December 31, 1994.

     General and administrative expenses decreased $116,000 to $642,000 for the eleven months ended November 30, 1995 from $758,000 for the year ended December 31, 1994. General and administrative expenses as a percentage of total revenues decreased to 9.3% for the eleven months ended November 30, 1995 from 12.3% for the year ended December 31, 1994. The decreases were a result of a reduction in salary paid to the principal shareholder of Pic-A-Flick Group.

     INTEREST EXPENSE. Interest expense increased slightly to $59,000 for the eleven months ended November 30, 1995 from $56,000 for the year ended December 31, 1994. Interest expense consists primarily of mortgage interest on a 8,400 square-foot free-standing retail site located in North Carolina. One of the Pic-A-Flick Group corporations owned the retail site until November 1995. In November 1995, the land and building were transferred to the principal shareholder in exchange for a note from such shareholder and his assumption of the other remaining notes payable secured by the property.

MOVIES TO GO

     Movies to Go opened its first video store in November 1984 and its first game store, dba Games to Go, in May 1993. Movies to Go was acquired by the Company in September 1995. At the time of the Acquisition, Movies to Go operated 13 video stores and five game stores located in Des Moines, Ankeny, Davenport, Cedar Rapids and Coralville, Iowa.

  NINE MONTHS ENDED AUGUST 31, 1995 COMPARED TO NINE MONTHS ENDED AUGUST 31,
1994

     Movies to Go results of operations for the nine months ended August 31, 1994 and the nine months ended August 31, 1995 reflect the operations of 13 video stores and five game stores.

     REVENUES: Revenues decreased $136,000 to $4,963,000 for the nine months ended August 31, 1995 compared to $5,099,000 for the nine months ended August 31, 1994. This decrease was due to a $253,000 decline in product sales at the game stores which was partially offset by an increase of approximately $117,000, or 2.8%, in aggregate same store revenues at the video stores.

     OPERATING COSTS AND EXPENSES: Operating expenses decreased $2,000 to $3,176,000 for the nine months ended August 31, 1995 compared to $3,178,000 for the nine months ended August 31, 1994. Operating costs and expenses as a percentage of total revenues increased to 64.0% for the nine months ended August 31, 1995 compared to 62.3% for the prior period, as a result of the decline in total revenues.

     Cost of product sales increased $38,000 to $764,000 for the nine months ended August 31, 1995 from $726,000 for the same period in 1994. Cost of product sales as a percentage of product sales increased to 69.2% for the nine months ended August 31, 1995 from 53.2% for the same period in 1994. The decline in gross margin was the result of lower demand for video games.

     General and administrative expenses decreased $215,000 to $538,000 for the nine months ended August 31, 1995 from $753,000 for the nine months ended August 31, 1994. The decrease was the result of a reduction in advertising expense.

     INTEREST EXPENSE: Interest expense increased $15,000 to $67,000 for the nine months ended August 31, 1995 from $52,000 for the comparable period in 1994 as a result of increased borrowings to fund the two video stores opened in fiscal 1994.

  YEAR ENDED NOVEMBER 30, 1994 COMPARED TO YEAR ENDED NOVEMBER 30, 1993

     Movies to Go results of operations for the year ended November 30, 1994 reflect the operations of 13 video stores and five game stores. Movies to Go results of operations for the year ended November 30, 1993 reflect the operations of 11 video stores and five game stores.

     REVENUES. Revenues increased $1,743,000 to $6,536,000 for the year ended November 30, 1994 from $4,793,000 for the year ended November 30, 1993. Approximately $555,000 of the increase is attributable to the opening of two new video stores in 1994 and $839,000 of the increase is attributable to five new game stores which were open for only part of 1993 but were open for all of 1994. The remaining increase is attributable to aggregate same store revenue increases of approximately $349,000, or 7.7% for 1994.

     OPERATING COSTS AND EXPENSES. Operating expenses increased $1,257,000 to $4,302,000 for the year ended November 30, 1994 from $3,045,000 for the year ended November 30, 1993, as a result of the two new video stores opened in 1994 and the five new games stores opened in 1993. Operating costs and expenses as a percentage of total revenues increased slightly to 65.8% for 1994 from 63.5% for 1993, as operating expenses at new stores are generally a greater percentage of revenues until those stores' revenues fully develop.

     Cost of product sales increased $412,000 to $926,000 for the year ended November 30, 1994 from $514,000 for the year ended November 30, 1993, as a result of the year ended November 30, 1994 being the first full year of operation for the five new game stores. Cost of product sales as a percentage of product sales was 55.7% for 1994 and 55.8% for 1993.

     General and administrative expenses decreased slightly by $29,000 to $727,000 for the year ended November 30, 1994 from $756,000 for the year ended November 30, 1993. No significant changes were made in the general and administrative operations of the company during 1993 or 1994.

     INTEREST EXPENSE. Interest expense, net, increased by $23,000 to $106,000 for the year ended November 30, 1994 from $83,000 for the year ended November 30, 1993, as a result of increased borrowings to fund the two new video stores and the five new games stores.

PREMIERE VIDEO

     Premiere Video opened its first store in July 1985, and currently owns and operates 23 video stores located in Minnesota, South Dakota, Iowa, Nebraska, and Wisconsin.

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

     Premiere Video's results of operations for the quarter ended March 31, 1996 reflect the operations of 22 stores. Premiere Video's results of operations for the quarter ended March 31, 1995 reflect the operations of 12 stores.

     REVENUES. Revenues increased $1,114,000 or 69.3% to $2,723,000 for March 31, 1996 from $1,609,000 for March 31, 1995. The increase is attributable to the 10 new stores opened after March 31, 1995, and was partially offset by a $25,000, or 1.6%, decrease in revenues for stores that were open during both quarters.

     OPERATING COSTS AND EXPENSES. Operating expenses increased $701,000 to $1,613,000 for the three months ended March 31, 1996 from $912,000 for the three months ended March 31, 1995. This increase corresponded to the increase in revenues for the three months ended March 31, 1996 and was attributable to the opening costs and operating of ten new stores. Operating costs and expenses, as a percentage of total revenues, increased to 59.2% for the three months ended March 31, 1996 from 56.7% for the three months ended March 31, 1995.

     Cost of product sales increased $213,000 to $465,000 for the three months ended March 31, 1996 from $252,000 for the three months ended March 31, 1995, corresponding to the increased revenues from product sales. Cost of sales as a percentage of total revenues increased to 17.1% for the three months ended March 31, 1996 from 15.7% for the three months ended March 31, 1995.

     General and administrative expenses increased $57,000 to $119,000 for the three months ended March 31, 1996 from $62,000 for the three months ended March 31, 1995. General and administrative expenses as a percentage of total revenues increased to 4.4% for the three months ended March 31, 1996 from 3.9% for the three months ended March 31, 1995.

     INTEREST EXPENSE. Interest expense decreased $8,000 to $30,000 for the three months ended March 31, 1996 compared to $38,000 for the three months ended March 31, 1995. This decrease resulted primarily from a refinancing in the third quarter of 1995.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Premiere Video's results of operations for the year ended December 31, 1995 reflect the operations of 22 stores. Premiere Video's results of operations for the year ended December 31, 1994 reflect the operations of 12 stores.

     REVENUES. Revenues increased $2,057,000 or 39.8% to $7,226,000 for 1995 from $5,169,000 for 1994. Approximately $1,432,000 of the increase related to new stores opened during 1995. The remaining increase is attributable to a $625,000, or 12.1%, increase in revenues from stores that were open all of 1995.

     OPERATING COSTS AND EXPENSES. Operating expenses increased $1,416,000 to $4,765,000 for 1995 from $3,349,000 in 1994. This increase corresponded to the increase in revenues in 1995 and was attributable to the opening costs and operating of ten new stores. Operating costs and expenses, as a percentage of total revenues, increased to 65.9% for the year ended December 31, 1995 from 64.8% for the year ended December 31, 1994.

     Cost of product sales increased $342,000 to $1,252,000 for 1995 from $910,000 in 1994, corresponding to the increased revenues from product sales. Cost of sales as a percentage of total revenues decreased to 17.3% for 1995 from 17.6% for 1994.

     General and administrative expenses increased $120,000 to $397,000 for 1995 from $277,000 in 1994. General and administrative expenses as a percentage of total revenues increased to 5.5% for 1995 from 5.4% for 1994.

     INTEREST EXPENSE. Interest expense increased $21,000 to $140,000 for 1995 from $119,000 for 1994. This increase resulted primarily from increased borrowings to open the ten new stores.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Premiere Video's results of operations for the year ended December 31, 1994 reflect the operations of 12 stores. Premiere Video's results of operations for the year ended December 31, 1993 reflect the operations of 9 stores.

     REVENUES. Revenues increased $1,041,000 or 25.3% to $5,169,000 for 1994 from $4,128,000 for 1993. Approximately $947,000 of the increase related to three new stores opened during 1994. The remaining increase is attributable to a $94,000, or 2.3%, increase in revenues for stores that were open all of 1994.

     OPERATING COSTS AND EXPENSES. Operating expenses increased $834,000 to $3,349,000 for 1994 from $2,515,000 in 1993. This increase corresponded to the increase in revenues in 1994 and was attributable to the opening costs and operating expenses of three new stores. Operating costs and expenses, as a percentage of total revenues, increased to 64.8% for the year ended December 31, 1994 from 60.9% for the year ended December 31, 1993.

     Cost of product sales increased $313,000 to $910,000 for 1994 from $597,000 in 1993, corresponding to the increased revenues from product sales. Cost of sales as a percentage of total revenues increased to 17.6% for 1994 from 14.5% for 1993.

     General and administrative expenses decreased $5,000 to $277,000 for 1994 from $282,000 in 1993. General and administrative expenses as a percentage of total revenues decreased to 5.4% for 1994 from 6.8% for 1993.

     INTEREST EXPENSE. Interest expense increased $9,000 to $119,000 for 1994 from $110,000 for 1993. This increase resulted primarily from increased borrowings to open the three new stores.

GENERAL ECONOMIC TRENDS, QUARTERLY RESULTS AND SEASONALITY

     The Company's results of operations are affected by economic trends in its market areas. To date, the Company has not operated during a period of high inflation but believes that it would generally be able to pass on increased costs relating to inflation to its customers.

     The video and video game rental portions of the Company's business are somewhat seasonal, with revenues in April, May, September and October generally being lower compared to other months of the year due to the weather in the spring, and the start of school, the football season and the new television season in the fall. Future operating results may be affected by many factors, including variations in the number and timing of store openings, the public acceptance of new release titles available for rental and sale, the timing of the acquisition of existing video specialty retail stores, the extent of competition, marketing programs, weather, special or unusual events and other factors that may affect retailers in general. Any concentration of new store openings and the related pre-opening costs in any particular fiscal quarter could have a material adverse effect on the Company's operating results for that quarter.

LIQUIDITY AND CAPITAL RESOURCES

  THE COMPANY

     The Company's primary long-term capital needs are for opening and acquiring new stores. The Company expects to fund such needs through cash flows from operations, borrowing under credit facilities, operating equipment leases and the net proceeds from the sale of debt and equity securities.

     In August 1995 the Company closed its initial public offering and received net proceeds of approximately $37.0 million. The proceeds were initially used
(i) to pay the $22.4 million cash portion of the Initial Acquisitions, which were closed concurrently on August 9, 1995, and (ii) to repay approximately $4.2 million of long-term indebtedness assumed in connection with the Initial Acquisitions and $1.4 million of long-term indebtedness of the Predecessor. The remaining amount, $8.9 million, was invested temporarily in short-term securities and was subsequently used to acquire additional superstores ($3.4 million), open new superstores ($1.7 million), purchase computer equipment ($560,000) and for general corporate purposes ($3.2 million).

     In December 1995 and January 1996 the Company borrowed a total of $6.5 million under an existing revolving credit facility from a bank. The proceeds were used to fund a portion of the Recent Acquisitions. In addition, in January 1996 the Company borrowed $2.0 million (the "Subordinated Credit Facility"), which is subordinated to the Company's revolving credit facility. Borrowings outstanding under this Subordinated Credit Facility bear interest at an annual rate equal to 13% and mature in January 2001. In conjunction with this financing, the Company issued the lender a warrant to purchase 20,000 shares of Common Stock at an exercise price of $10.80 per share.

     In March 1996, the Company signed a revolving credit facility (the "Facility") for up to $22.5 million to replace its existing credit facilities. The available amount of the Facility will reduce quarterly beginning on March 31, 1997 with final maturity of June 30, 1998. The interest rate of the Facility is variable based on LIBOR (i.e., the London Inter-Bank Offer Rate) and the Company may repay the Facility at any time without penalty. As of March 31, 1996, the Company had outstanding borrowings of $12.8 million and had $4.2 million available under the Facility. The Company has the option to choose the one-month, the three-month or the six-month LIBOR rate. The rate chosen by the Company will then remain in effect for the period corresponding to that rate. The remaining $5.5 million will become available upon the completion of this offering and the Pending Acquisition. The Company intends to use $2.6 million of the line of credit to support a letter of credit to secure the final payment due in January 1997 in connection with the Pending Acquisition. See "The Acquisitions -- Pending Acquisition."

     The Company funds its short-term working capital needs, including the acquisition of videos and other inventory, primarily through cash from operations. The Company expects that cash from operations will be sufficient to fund future video and other inventory purchases and other working capital needs. Under generally accepted accounting principles, rental inventories are treated as non-current assets because they are not assets that are reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of this inventory generates a substantial portion of the Company's revenue, the classification of these assets as noncurrent excludes them from the computation of working capital. The cost of video inventory purchases, however, is reported as a current liability until paid, and accordingly, is included in the computation of working capital. Consequently, the Company believes working capital is not an appropriate measure of its liquidity and it anticipates that it will operate with a working capital deficit during 1996.

     During 1995, net cash provided by operating activities was $9.3 million. Net cash used in investing activities was $17.6 million, consisting primarily of $3.5 million used to pay the cash portion of the Recent Acquisitions, $8.3 million to acquire rental inventory and $5.9 million used to purchase furniture and fixtures. Net cash provided by financing activities was $11.7 million. Financing sources of cash consisted of $36.9 million from the initial public offering ("IPO") and $4.1 million from issuance of long-term debt. The primary financing uses of cash were the payment of $22.4 million in the form of a deemed dividend in connection with the Initial Acquisitions and $9.2 million to repay long-term debt. At December 31, 1995, the Company had cash of $3.6 million.

     For the quarter ended March 31, 1996, net cash provided by operating activities was $4.9 million. Net cash used in investing activities was $9.0 million, consisting primarily of $2.4 million used to pay the cash portion of the Showtime acquisition, $5.9 million to acquire rental inventory, and $1.5 million to purchase furniture and fixtures offset by $746,000 received from the sale of the grocery division. Net cash provided by financing activities was $6.1 million consisting of $10.3 million from increased line of credit borrowing and $2.0 million from the issuance of long-term debt offset by $6.2 million of repayments of long-term debt. At March 31, 1996 the Company had cash of $5.6 million.

     The Company's capital expenditures in 1996 will continue to focus on opening new stores, converting stores to the Moovies name and logo and implementing a new MIS. The Company intends to open approximately 50 superstores in 1996 (including eight superstores already opened in the first quarter of 1996). The Company estimates that the total cash required to open a new Moovies superstore, including store fixtures and equipment, leasehold improvements and rental and sale inventory, typically ranges from $250,000 to $300,000 per superstore. In addition, the Company intends to complete the conversion of the remaining stores acquired in connection with the Acquisitions to the Moovies name and logo at an estimated aggregate cost of approximately $2.5 million. The Company's MIS is currently being used in approximately 125 video specialty stores that were acquired in connection with the Acquisitions. In 1996, the Company intends to replace the various systems used by its other stores with this system and to improve the computerized information systems at the corporate offices at an estimated aggregate cost of approximately $1.0 million.

     In April 1996, the Company signed an asset purchase agreement to acquire the Premiere Video chain. Pursuant to the asset purchase agreement, the Company will pay $8.9 million in cash concurrently with the closing of this offering. The Company intends to fund the cash portion of the purchase price with proceeds from this offering. In addition, the Company will make a final payment of $2.6 million in January 1997. The Company's obligation to make this payment will be secured by a letter of credit. See "The Acquisitions -- Pending Acquisition" and "Use of Proceeds".

     The Company believes that cash from operations and borrowing availability under its existing credit facilities will be sufficient to fund its existing operations, including its planned capital expenditures and new store openings, through December 31, 1996. The proceeds from this offering will enable the Company to fund the Pending Acquisition and give the company flexibility to pursue additional acquisitions and store openings.

  SELECTED ACQUISITION COMPANIES

     Movies to Go funded its operations primarily through cash flow from operations. New store openings and other purchases of furnishings and equipment required approximately $1.4 million and $998,000 for the years ended November 30, 1994 and 1993, respectively. Movies To Go borrowed approximately $388,000 and $139,000 for the years ended November 30, 1994 and 1993, respectively, to finance the new store openings and the purchases of the furnishings and equipment and the remaining amounts were funded by cash flows from operations. Movies to Go's cash provided by operations was $1.6 million for the year ended November 30, 1994 compared to $1.3 million for the same period in 1993.

     Pic-A-Flick Group funded its operations primarily through cash flow from operations. New store openings and other purchases of furnishings and equipment required approximately $498,000 for the eleven months ended November 30, 1995 and $363,000 for the year ended December 31, 1994. These new store openings and the purchases of furnishings and equipment were funded entirely by cash flows from operations. Pic-A-Flick Group's cash provided by operations was $2.3 million for the eleven months ended November 30, 1995 compared to $2.0 million for the year ended December 31, 1994.

     Movie Store Group funded its operations primarily through cash flow from operations. New store openings and other purchases of furnishings and equipment required approximately $84,000 for the eleven months ended November 30, 1995 and $78,000 for the year ended December 31, 1994. The Movie Store Group borrowed approximately $25,000 from unrelated parties and $150,000 from related parties during the eleven months ended November 30, 1995 and $128,000 from related parties during the year ended December 31, 1995 to finance the new store openings and the purchases of the furnishings and equipment and to fund its operations. Movie Store Group's cash provided by operations was $1.3 million for the eleven months ended November 30, 1995 compared to $1.6 million for the year ended December 31, 1994.


     Premiere Video funded its operations primarily through cash flow from operations. New store openings and other purchases of furnishings and equipment required approximately $1.5 million and $653,000 for the years ended December 31, 1995 and 1994, respectively. Premiere Video borrowed approximately $1.8 million and $230,000 from related parties during the years ended December 31, 1995 and 1994, respectively, to finance part of the cost of the new store openings and the purchases of furnishings and equipment. The remaining amounts were funded by cash flows from operations. New store openings and other purchases of furnishings and equipment were approximately $162,000 for the three months ended March 31, 1996. These amounts were funded entirely by cash flows from operations (unaudited). Premiere Video's cash provided by operations was $2.9 million for the year ended December 31, 1995 compared to $2.2 million for the year ended December 31, 1994. Premiere Video's cash provided by operations was $1.3 million for the three months ended March 31, 1996 (unaudited).

                                    BUSINESS

GENERAL

     The Company currently operates 163 video specialty superstores located in Georgia, South Carolina, North Carolina, Virginia, Pennsylvania, New Jersey, New York, Connecticut, Ohio, Iowa and Colorado and has entered into an agreement to acquire an additional 23 stores in four additional states. See "The Acquisitions." The Company's superstores rent and sell a wide range of videos and video games, rent video players and video game equipment, and sell video accessories such as blank cassettes, cleaning equipment and a variety of confectionery items. Tonight's Feature, the Company's predecessor, opened its first store in 1989 and in 1992 introduced the Moovies superstore format which was the prototype for the Company's stores. Approximately 140 of the Company's stores are now operating under the Moovies name and logo. The Company expects to convert substantially all of its remaining video specialty superstores to the Moovies name and logo by July 31, 1996. The Company had pro forma revenues of $79.0 million and pro forma net income of $4.6 million for the year ended December 31, 1995 and pro forma revenues of $22.7 million and pro forma net income of $1.5 million for the three months ended March 31, 1996. See "Pro Forma Financial Information."

VIDEO RETAIL INDUSTRY

     According to estimates published in an Industry Report, the video rental and sales industry has grown from $0.7 billion in revenues in 1982 to $14.8 billion in 1995 and is projected to reach $19.1 billion in 2000. Annual revenues, according to Industry Reports, increased each year. The industry is highly fragmented. An Industry Report estimates that in 1994 there were approximately 27,400 video specialty stores, including 6,100 superstores, in the United States. Only nine multiple store businesses operated in excess of 100 stores in 1995. Few single store owners are able to expand to multiple store operations, in part due to the difficulty of obtaining working capital financing from banks. Multiple store operations that do exist are generally chains of fewer than 50 stores. Because of a recent trend toward consolidation in the video retail industry, the Company believes, and its experience has been, that many smaller chain operators perceive the need to join larger organizations for enhanced access to working capital, marketing efficiencies and other economies of scale to compete successfully in the future. The Company believes it is well positioned to benefit from this consolidation trend by acquiring successful smaller chain operations.

     Although the domestic video retail industry includes both rentals and sales, consumers primarily rent rather than buy videos. By setting wholesale video prices, movie studios influence the relative levels of video rentals versus sales. Videos released at a relatively high price, typically $60 to $67, are purchased by video specialty stores and are offered primarily as rental titles. Videos released at a relatively low price, typically $8 to $17 and known as "sell-through", are purchased by video specialty stores and are generally offered as both rental and sales titles. Typically, movie studios attempt to maximize total revenue from video releases by maintaining prices at a relatively high level during the first six months to one year after a new release, during which time sales will be made primarily to video specialty stores for rental, and then re-releasing the video at a lower price to promote sales.

     From time to time, however, movies that are believed to have mass appeal, such as FORREST GUMP and THE LION KING, are initially released as sell-through titles. The Company believes that the studios release videos on a sell-through basis when they estimate that the lower selling price will generate six or more times the unit volume of a higher priced rental tape. Mass appeal sell-through tapes also enable video store operators to purchase large quantities of popular titles that can draw customers into the stores. Sell-through titles are dominated by children's or family videos which are replayed numerous times in the home and are thus more likely to be purchased than rented. These "sell-through" titles are also placed in the rental pool and can generate significant cash flow for the stores since the lower cost of the tapes is recovered in three to six rentals as opposed to 20 to 23 rentals for a typical rental title. The Company believes that the ability to offer more copies of a popular title when it is priced for sell-through combined with the higher profits from rentals that do occur in those titles more than offsets the potential rental revenues lost when such tapes are purchased by some consumers.

     According to an Industry Report, total United States consumer filmed entertainment spending has increased from approximately $4.7 billion in 1980 to approximately $39.6 billion in 1994. According to an Industry Report, in 1994 the home video market was the largest single source of revenue to movie distributors, accounting for approximately 46% of movie distributors' worldwide revenue. The Company believes that home video revenues are important to the success of the studios and could not be easily replaced through other distribution channels. Of the many movies produced by major studios and released in the United States each year, relatively few are profitable for the studios based on box office revenue alone. In addition to purchasing box office hits, video specialty stores typically purchase movies on video that were not successful at the box office as customers will often rent a video that they might not view at a theater. The Company believes the consumer is more likely to view movies that were not box office hits on a rented video than on any other medium because video specialty stores provide an inviting opportunity to browse and make an impulse choice among a very broad selection of movie titles at a relatively low price. Purchases by the video stores provide the major movie studios with a reliable source of revenue for the majority of their movies.

     Historically, new technologies have led to the creation of additional distribution channels for movie studios. Movie studios seek to maximize their revenues by releasing movies in sequential release date "windows" to various movie distribution channels. These distribution channels currently include, in release date order, movie theaters, video specialty stores, Pay-Per-View, pay television, basic cable television, direct broadcast satellite and network and syndicated television. The Company believes that this method of sequential release has allowed movie studios to increase their total revenue with relatively little adverse effect on the revenue derived from previously established channels and that movie studios will continue the practice of sequential release as new distribution channels become available. The Company believes that video stores with their broad purchases will continue to occupy the first release date window after the box office. Some studios, notably Disney, have released titles directly to video without exhibiting them at theaters.

BUSINESS AND EXPANSION STRATEGY

     The key elements of the Company's business and expansion strategy are:

          SUPERSTORES. The Company believes that focusing on the superstore format will enhance the Company's profitability. Superstores are defined in an Industry Report as stores carrying 7,500 or more rental videocassettes. The Company believes that the superstore format is generally the most profitable format. All of the Company's stores are superstores. The most significant advantages of the superstore format include the following:

          (Bullet) A broader selection of titles and greater availability of new releases, which generate increased customer traffic;

          (Bullet) Sufficient floor space to develop categories and themes and to create an entertaining environment; and

          (Bullet) Reduced labor costs (the Company's highest operating expense) as a percentage of revenues.

          These characteristics enable superstores to produce revenues and profit levels sufficient to pay the generally higher lease rates of preferred store locations.

          CUSTOMER SERVICE. The Company seeks to provide a high level of customer service at each of its stores. The Company offers a broad selection of new releases and catalog product, is committed to offering more copies of the newest releases than many of its competitors, provides customers with personalized attention and maintains a fun, family-oriented environment centered around the "Moovies" theme.

          GEOGRAPHIC CONCENTRATION. The Company prefers to concentrate its new store openings and activities in the areas in which other Moovies stores are located to maximize operating efficiencies. The Company believes that a geographic concentration allows the Company to more easily monitor store operations through its area management structure and to achieve operating efficiencies in inventory management, marketing, distribution, training and store supervision. The Company will move to new geographic areas when it sees an opportunity to be a top competitor in a particular market. A key benefit to operating multiple stores is the Company's ability to receive relatively large aggregate cooperative advertising credits from its distributors and use them more efficiently than smaller competitors. The Company receives cooperative advertising credits for each store it operates, and by operating multiple stores in a single geographic market, the Company can more effectively use cooperative advertising credits to maximize the impact of its advertising.

          TARGETED ACQUISITIONS. The Company believes that acquiring clusters of superstores in targeted market areas is often the most cost-effective means of entering a new market, particularly when the stores are in desirable locations. Other than its preference for concentrating new store openings and acquisitions in areas where it already has stores, the Company does not focus its acquisition searches on specific regions of the country, preferring instead to evaluate opportunities as and where they arise. Because of a recent trend toward consolidation in the industry, the Company believes smaller chain operators perceive the need to join larger organizations for enhanced access to working capital, marketing efficiencies and other economies of scale to compete successfully in the future. This has created an opportunity for the Company to grow further through acquisitions, and as a result, the Company believes that it will continue to be presented with attractive acquisition opportunities throughout the U.S. See "Risk Factors -- Acquisition Risks" and "Risk Factors -- Financing Growth Strategy," "The Acquisitions."

          NEW STORE DEVELOPMENT. The Company intends to expand its operations through new store openings. The Company opened 15 new Moovies superstores from the date of the Company's initial public offering to December 31, 1995. In 1996 the Company opened 13 additional stores and closed or sold a total of five stores. The Company anticipates opening approximately 37 additional new superstores by the end of 1996, principally in markets with multiple shopping areas and a sufficient population base to support more than one video specialty store operator. The Company generally intends to open these stores in geographic areas where the Company is already operating stores and attractive acquisition opportunities are not available. The Company currently estimates that the total cash required to open a new Moovies superstore, including store fixtures and equipment, leasehold improvements and rental and sale inventory, typically ranges from $250,000 to $300,000 per superstore.

STORE LOCATIONS

     The following table sets forth the locations of the Company's stores and the Premiere Video stores as of June 24, 1996:

CONNECTICUT
  Fairfield

COLORADO
  Boulder
  Brighton
  Greeley
  Fort Collins (3)

GEORGIA
  Athens (2)
  Atlanta (9)
  Augusta (3)
  Dublin
  Gainesville
  Macon (2)
  Milledgeville
  Savannah (2)
  Stockbridge
  Toccoa

IOWA
  Ames (2)
  Ankeny
  Cedar Rapids
  Coralville
  Council Bluffs*
  Des Moines (5)
  Iowa City
  Sioux City (2)*
  Urbandale
  Waterloo*
  West Des Moines (3)

MINNESOTA
  Bemidji*
  Brainerd*
  Sauk Rapids*
  Savage*
  St. Cloud*

NEBRASKA
  Columbus*
  Kearney*
  Norfolk*
  South Sioux City*

NEW JERSEY
  Ewing

NEW YORK
  Fishkill
  Larchmont
  Middletown
  Nanuet
  Newburgh (2)
  Pleasant Valley
  Poughkeepsie
  Stony Point
  Wappingers Falls
  White Plains

NORTH CAROLINA
  Asheville (2)
  Charlotte (5)
  Clyde
  Elizabeth City
  Greensboro
  Greenville
  Jacksonville
  Jamestown
  Raleigh
  Wilmington (3)

OHIO
  Ashtabula
  Austintown
  Boardman
  Calcutta
  Conneaut
  Cortland
  Garrettsville
  Newton Falls
  Niles
  Norwalk
  Ravenna
  Struthers
  Warren (4)
  Youngstown (4)

PENNSYLVANIA
  Altoona
  Drescher
  Du Bois
  Johnstown
  Kittanning
  New Castle
  Philadelphia (11)

SOUTH CAROLINA
  Anderson (2)
  Chester
  Clemson
  Columbia (3)
  Easley
  Greenville (10)
  Greenwood
  Greer (2)
  Lexington (2)
  Newberry
  Orangeburg
  Pickens
  Powdersville
  Seneca
  Spartanburg
  Union
  Williamston

SOUTH DAKOTA
  Brooking*
  Sioux Falls (3)*
  Yankton*

VIRGINIA
  Blacksburg
  Chesapeake (4)
  Christianburg
  Martinsville
  Norfolk (2)
  Poquoson
  Portsmouth
  Radford
  Roanoke
  Salem
  Tabb
  Virginia Beach (6)

WISCONSIN
  Marshfield*
  Plover*
  Shawano*
  Sturgeon Bay*
  Two Rivers*

* Premiere Video stores.

     In addition, as of June 24, 1996 the Company had signed leases for 14 new store sites, including eight new stores under construction.

MERCHANDISING

     A typical Company superstore carries a broad selection of new release titles (videos released in the last 12 months) and approximately 8,500 catalog titles (generally, videos in release for over 12 months). Each store has a few special interest titles, covering subjects such as sports, exercise and education, which are selected to appeal to the customer base in the particular store's market area. Movies are listed and displayed alphabetically within each category. In 1995, over 82% of the Company's pro forma net revenues and 82% of its actual net revenues were derived from the rental of videos and video games. In 1995, over 17% of the Company's pro forma net revenues and 17% of its actual net revenues were derived from the sale of videos, including previously rented videos, video games and other products.

     The Company generally has a three day, two night rental term for both new releases and catalog titles. The Company is committed to offering more copies of popular new releases than its competitors. See " -- Competition." In the case of a major box office hit offered for rental, the Company typically orders 20 to 40 copies of that title for each store and may order as many as 200 copies for a single store. For each superstore, the Company bases the selection and quantity of videos on demographic data for the region or neighborhood in which the store is located, as well as the past or projected performance of that store. Upon conversion to the Moovies format, the Company will not rent or sell adult movies. The Company is in the process of phasing out the limited number of adult videos that were acquired in connection with the Initial Acquisitions. The Company assesses late fees for videos returned beyond the initial term.

     As of June 24, 1996, approximately 140 stores were operated under the Moovies name and logo. The Company expects to convert substantially all of its remaining stores to the Moovies name and logo by July 31, 1996. Moovies stores feature distinctive signs and colorful awnings on the store's exterior and interior. Whimsical category titles such as "Mooving On" (travel), "Moo-Dun-It" (mystery), "Cowboys" (westerns), "Kung Moo" (martial arts) and "Moosicals" (musicals) direct customers to their preferred titles. "Moo Releases" (new releases) are displayed alphabetically along the perimeter of each store for easier selection by customers. The Company's new prototype store will incorporate a children's section complete with a monitor playing children's videos.


MARKETING AND ADVERTISING

     The Company markets its stores and merchandise through radio and direct mail and to a lesser extent through newspaper advertising, discount coupons, celebrity appearances and promotional materials. The Company also publishes a proprietary monthly video guide designed to help customers make video selections. The cost of these activities is primarily funded through advertising allowances and market development funds that the Company receives from its video wholesale suppliers. In addition, the Company benefits from the advertising and marketing of studios and theaters in connection with their efforts to promote films and increase box office revenues. The Company's advertising emphasizes the stores' selection and service and also promotes the Company's family orientation.

STORES

     The Company's management structure is designed to enhance the overall performance of the Company's video specialty stores by providing more consistent and supportive supervision of store operations. The Company's operations are divided into four geographic areas, each of which has district managers responsible for store operations within the area. Each of the Company's stores is managed by a full time store manager, who typically has one assistant manager.

     Management believes that the concentration of the Company's stores in clusters enhances the Company's control of its store operations and enables the Company to respond more quickly to changing market conditions. Because the Company's stores are geographically concentrated, area managers typically visit stores within their respective areas at least twice a month. These visits are made to ensure adherence to Company-specified operating standards and to discern current market information. In addition, area managers meet on a regular basis with other senior management at the Company's headquarters to discuss their operations. The Company believes that these meetings facilitate prompt decision-making and enable the Company to respond rapidly to changing market conditions and consumer demand.

     In choosing new store sites, the Company considers such factors as visibility, access, traffic volume, consumer demographics and convenience to residential neighborhoods, regardless of the proximity of competing video specialty stores. Company superstores are generally located in trade areas with populations of more than 15,000, such as suburbs of metropolitan markets. The Company's stores have generally performed well in close proximity to competing superstores, which the

Company believes is due in part to unsatisfied market demand. The Company's stores generally are located in stand-alone sites or strip shopping centers for heightened visibility, with a preference for end-cap locations. The Company's stores range in size from approximately 3,000 to 11,000 square feet, with an average size of approximately 5,700 square feet. Most of the stores are leased pursuant to leases with terms ranging from one to ten years and varying renewal options. The Company is responsible for taxes, insurance and utilities under most of these leases. Generally, the Company's stores are open seven days a week, from 10:00 a.m. to 11:00 p.m.

     In executing its new store development strategy, the Company estimates that its gross investment in each new Moovies superstore, including store fixtures and equipment, leasehold improvements and rental and sale inventory, generally has been and will be approximately $250,000 to $300,000.


     As a result of one of its acquisitions, the Company supplied and managed the video inventory of video departments located in approximately 80 supermarkets in several states. The Company generally received approximately 75% of the revenues from such operations. In 1995, the revenues received by the Company from the supermarket operations of the entity acquired were approximately $456,000. The Company sold this business in March 1996 to enable the Company to focus its resources on the operation of video specialty stores.


INVENTORY AND MANAGEMENT INFORMATION SYSTEMS

     The Company aggressively manages its store inventory. In each of its markets, management seeks to maintain the largest selection of new releases and catalog product that is consistent with long-term store profitability. Buying decisions are made centrally and are based on the size of the active customer base, new release dates, box office results, industry newsletters and management's knowledge of the popularity of certain types of movies in its markets. The Company believes that centralized buying allows it to obtain better volume discounts. Rentals are monitored on a daily basis in each store, enabling the Company to reallocate videos and video games among stores to respond to customer demand and enhance profitability.

     The Company is installing a new management information system ("MIS"). As of June 24, 1996, the new system was installed in approximately 125 stores. The Company expects the new system to be implemented in substantially all of the stores it now operates by July 31, 1996. The new MIS uses a point-of-sale ("POS") computer located at each store that records all rental and sale information upon customer checkout using scanned bar code information and updates such information when the videos and video games are returned. This POS system is tied to a computerized information system at the corporate offices. The Company believes data generated by the MIS will help management monitor store operations and inventory more effectively and at lower cost than the previous systems. The Company also believes its ability to review rental history by title and location will assist it in making purchasing decisions with respect to new releases. The MIS can also enable the Company to perform its monthly physical inventory using bar code recognition, which is more efficient, more accurate and less costly than a manual count.

     While management believes that disruptions caused by the implementation of the new system in all of the Company's stores have been and will be minor, there can be no assurance that such implementation, which will involve, among other things, the retraining of existing employees, will not cause a significant disruption in store operations that would materially adversely affect the Company's financial condition and results of operations. See "Risk
Factors -- Implementation of New Management Information System."

SUPPLIERS

     The video inventory in each of the Company's stores consists of catalog and new release titles, which it either purchases or rents. The Company purchases approximately 83% of its new release videos and all of its catalog videos directly from video wholesalers. The Company purchases from such wholesalers rather than directly from movie studios because the Company believes that the cost savings of direct purchases would not offset the expense to the Company of establishing its own distribution system. Currently, the typical cost of new release videos purchased by the Company is approximately $60 to $67 for titles the Company will rent and $8 to $17 for titles acquired for sell-through as well as for rental. Catalog titles also typically cost from $8 to $17. The Company has historically used two primary suppliers, Rentrak, and Baker & Taylor Entertainment, a division of Baker & Taylor ("BTE") to fulfill the majority of its video needs. BTE and Mr. John Taylor, the Company's Chief Executive Officer, are not affiliated. The Company may expand its group of primary suppliers with one or more additional sources. The Company believes that if its relationships with its primary suppliers are terminated, the Company could obtain videos from other suppliers at prices and on terms comparable to those available from its current suppliers.

     The Company also rents new release titles under revenue sharing arrangements. The Company presently spends approximately 17% of its new release budget to obtain new releases from Rentrak pursuant to a long-term revenue sharing agreement. Under this agreement, the Company is obligated to obtain a minimum annual dollar amount of new release titles from Rentrak. The Company may choose which stores offer a title from Rentrak, but if a store obtains a copy of a new release title from Rentrak it must obtain all copies of that title from Rentrak. The Company believes that Rentrak is often a more cost effective source for larger orders of an individual title and typically chooses to use Rentrak titles in newly opened stores or stores with significant competition in order to build customer traffic. Using Rentrak enables the Company to order larger numbers (often 3 times as many) of copies of a particular title to satisfy customer demand than would be cost-effective if the copies were purchased for rental and allows the Company to order a large number of copies for certain stores to meet most of the heavy initial demand that exists during the first few weekends after a title's release. When the Company chooses to offer a title under the Rentrak agreement a minimum number of copies for each store is often established by Rentrak based on prior experience with similar titles. The Company believes that these minimum order requirements have not been burdensome since it typically orders large numbers of copies when it chooses a Rentrak title. The Company is able to obtain a wide variety of titles under this agreement since Rentrak has a supplier relationship with four of the six largest studios.

     During the revenue sharing period, which is generally one year (but does not exceed two years) per title, the movie studio retains ownership of the video and the Company shares the rental revenue with Rentrak rather than purchasing the video for a fixed cost. In addition, the Company must make an initial payment in the form of a handling charge of from $8 to $10 per video obtained pursuant to this agreement. At the end of the revenue sharing period for a title, the Company has the option to purchase the copies of that title, generally for less than $5 per copy. Revenue sharing reduces the risk that the Company will be unable to recover the acquisition cost of a video through rental revenue before the popularity of the title declines significantly. In order to obtain the full benefits of the Rentrak revenue sharing arrangement, the Company must correctly identify the new release titles that it should lease from Rentrak and the stores which should receive them. Because the Company's percentage share of revenue under the Rentrak agreement is fixed, to the extent that the Company obtains new release videos from Rentrak for too many or the wrong stores, the Company's profits may be adversely affected. See "Risk Factors -- Inability to Obtain and Adequately Manage Leased Inventory."

     The Rentrak agreement has an expiration date in August 2005. However, the agreement contains a provision which automatically extends the term of the agreement in the event the Company fails to properly install the point of sale computer system and the interface with Rentrak's computer system within specified time periods. Rentrak has asserted that, because of certain alleged delays by the Company, the agreement has a current term which expires in more than 130 years. Notwithstanding the alleged extensions, the agreement provides that the Company has a right to terminate the agreement on one year's notice if Mr. Ron Berger, age 48, ceases for any reason to be the president and chief executive officer of Rentrak. Rentrak has also asserted that the Company is obligated to pay it a penalty arising from late payments and that the Company is in default under several provisions of the agreement. The Company disputes this assertion. Rentrak and the Company are currently engaged in negotiations with regard to amending the terms of the agreement. Although there can be no assurance that the Company will be able to resolve the dispute with Rentrak on a basis consistent with the Company's current proposals, management of the Company believes that the Company's overall relationship with Rentrak is satisfactory and that resolution of the dispute with Rentrak will not have a material adverse effect on the Company's financial condition or results of operations.

     The Company purchases approximately 60% of its new release titles from BTE pursuant to a letter agreement that expires April 1, 1997. The Company believes that BTE is a major supplier in the wholesale video industry. The BTE agreement provides for purchase of videos at a set discount from manufacturers suggested retail price, and allows the Company to return overstock items for a specified percentage credit against future purchases. The Company believes that it is a major customer of BTE and that the terms of the BTE agreement are competitive within the video wholesale market.

COMPETITION

     The video retail industry is highly competitive. The Company's stores compete with other video specialty stores, including stores operated by regional and national chains, such as Blockbuster, and with other businesses offering videos and video games, such as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers. Some of the Company's competitors, including Blockbuster, have significantly greater financial and marketing resources, market share and name recognition than the Company. In addition, the Company's stores compete with other leisure-time activities, including movie theaters, network, cable and direct broadcast satellite television, live theater, sporting events and family entertainment centers. However, many of these have a higher per-person cost than the rental of a video. See "Risk Factors -- Competition."

     The Company believes the principal competitive factors among participants in the video retail industry are store location and visibility, title selection, the number of copies of each new release available and customer service. While the Company does not believe that price is a significant competitive factor among video retailers, the Company believes that price is a significant factor relative to competition with movie theaters and other forms of entertainment. The Company's goal is to generally offer a high level of service and more titles and more copies of new releases than its competitors.

     The Company's stores also compete with Pay-Per-View cable television systems, in which home subscribers pay a fee to see a movie selected by the subscriber. Existing Pay-Per-View services offer a limited number of channels and movies and are generally available only to households with a converter to unscramble incoming signals. Recently developed technologies, however, permit certain cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes in more markets as frequently as every five minutes, referred to as "Near Video-on-Demand." These technologies, by providing alternatives to home video rentals and purchases, could have a material adverse effect on the Company's business. None of these technologies, however, currently have penetration in the consumer market as high as the 80% penetration of the VCR nor currently represent as large a percentage of revenue to the movie studios as video specialty stores. Over the long term, further improvement in these technologies could lead to the availability of a broad selection of movies to consumers on demand, referred to as "Video-on-Demand," at a price which is competitive with the price of video rentals, which could have a material adverse effect on the Company's financial condition and results of operations. Although the Company does not believe that these technologies represent a competitive threat to its business within the next five years, technological advances or changes in the manner in which movies are marketed, including the earlier release of movie titles to cable television or other distribution channels, could make these technologies more attractive and economical, which could have a material adverse effect on the business of the Company and on the Company's financial condition and results of operations. See "Risk
Factors -- Technological Obsolescence."

EMPLOYEES

     As of March 31, 1996, the Company employed 1,660 persons, of whom 675 were employed on a full-time basis. None of the Company's employees are represented by a labor union, and the Company believes that its relations with its employees are good.

PROPERTIES

     All of the Company's stores are leased pursuant to leases with terms ranging from one to ten years, with varying option renewal periods and which range from approximately 3,000 to 11,000 square feet. The Company anticipates that future stores will also be located on leased premises. See "Certain Relationships and Related Transactions."

     The Company recently occupied a new leased corporate headquarters located at 201 Brookfield Parkway, Greenville, South Carolina. This facility consists of an aggregate of approximately 25,000 square feet of office space.

INTELLECTUAL PROPERTY

     The Company owns a number of trademarks and service marks that have been registered with the United States Patent and Trademark Office, including MOOVIES. The Company has applied to register CLUB COW A BUBBA, HOLY COW WHATTA VIDEO STORE! and certain other logos for video rental services and promotional products related to its business. The Company considers its name and logo rights to be an important part of its business. In late 1995, the Company engaged the services of an advertising design firm which conducted market analyses and provided designs and design assistance resulting in refinements in the Company's signage, logos, and related materials. The Company and the advertising design firm disagreed as to the amount due for such services, and subsequent discussions resulted in the payment of approximately $129,000, which the Company believes fully discharged its obligations in respect of such services. However, the advertising design firm has recently asserted ownership rights to certain designs that it helped develop, (which it asserts have been included in most of the Company's signage, logos and related materials) and has demanded that the Company cease its use of the subject designs or pay to obtain all such rights. The Company disputes the claims of the advertising design firm and intends to defend vigorously any related legal action which may be instituted. Management believes that the ultimate resolution of this dispute will not have a material adverse effect on the Company's financial condition or results of operations.

LEGAL PROCEEDINGS

     The Company is not currently involved in any legal proceedings that management believes could have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of June 13, 1996 are as follows:

NAME                                            AGE    POSITION
John L. Taylor...............................   44     President, Chief Executive Officer, Chairman of the Board
F. Andrew Mitchell...........................   43     Chief Financial Officer, Director
Robert J. Klein..............................   48     Chief Operating Officer, Director
Victor B. John, III..........................   43     Senior Vice President -- Real Estate
Ross Miller..................................   42     Senior Vice President, General Counsel, Secretary
Jeffrey L. Plain.............................   36     Senior Vice President -- Purchasing
Arthur F. Greeder, III.......................   49     Vice President -- Store Development -- MidAtlantic Region, Director
Rokki Rogan..................................   38     Vice President -- Acquisitions, Director
Michael A. Yeargin...........................   48     Vice President -- Administration, Director
Theodore J. Coburn...........................   42     Director
Douglas M. Raines............................   47     Director
Charles D. Way...............................   43     Director

     JOHN L. TAYLOR has served as President, Chief Executive Officer and a director of the Company since November 1994 and as Chairman of the Board since November 1995. Mr. Taylor became President and Chief Executive Officer of the Predecessor in September 1994. From March 1986 through July 1989 Mr. Taylor was President and Chief Operating Officer, and thereafter through July 1994 was President and Chief Executive Officer, of Ingram Entertainment, Inc., the largest video wholesaler in the United States. Mr. Taylor graduated in 1976 from the University of North Carolina, Charlotte, with a B.S. in accounting.

     F. ANDREW MITCHELL has served as Chief Financial Officer and as a Director of the Company since March 1995. From 1987 to March 1995 Mr. Mitchell was a partner with KPMG Peat Marwick LLP and was managing partner of the 70-person Greenville, South Carolina office for his last three and a half years with that firm. During his 20-year career with KPMG he had extensive experience servicing public and privately-held clients in the financial institution, entertainment and franchise restaurant industries. He graduated in 1975 from the University of Cincinnati with a B.B.A. in accounting.

     ROBERT J. KLEIN became Chief Operating Officer of the Company in February 1996. From June 1995 to February 1996, he served as Vice President, Chief Operating Officer -- Eastern Pennsylvania and New Jersey Region of the Company. From January 1994 to June 1995, Mr. Klein was President of Planet Video, which sold its two video specialty stores to the Company in August 1995. From March 1990 to May 1993, Mr. Klein was a Senior Vice President of Choices Entertainment Corporation, a video retail company. Mr. Klein received his B.S. from Temple University in 1970 and a M.A. in administration in 1975 from Villanova University. Mr. Klein was elected to the Company's Board of Directors at the annual meeting of stockholders held on May 15, 1996.

     VICTOR B. JOHN, III became Vice President -- Real Estate of the Company in June 1995 and Senior Vice President in March 1996. From 1982 to June 1995, Mr. John was a broker with Edens and Avant, Incorporated, a commercial real estate firm in Columbia, South Carolina.

     ROSS MILLER became Senior Vice President and General Counsel of the Company in January 1996 and became Secretary of the Company in March 1996. From 1994 to December 1995, Mr. Miller was corporate counsel with the Atlanta, Georgia law firm of Rogers & Hardin. From 1991 to 1994, Mr. Miller was a partner in the Chicago law firm of Schwartz, Cooper, Greenberger & Krauss. From 1986 to 1991, Mr. Miller was a partner in the Chicago law firm of Katten Muchin & Zavis. Mr. Miller received an A.B. degree from the University of North Carolina at Chapel Hill, a J.D. from the University of Michigan Law School and a L.L.M., in International and Comparative Law, from the University of Brussels. Mr. Miller is a member of the Georgia, Illinois, Texas, and New York bars.

     JEFFREY L. PLAIN became Vice President -- Purchasing in September 1995 and Senior Vice President in March 1996. From 1989 to 1992, Mr. Plain was an Area Manager, and thereafter through September 1995, was Director of Purchasing for the New York Video and New England Video Limited Partnerships, which are Blockbuster Video franchisees operating stores in New York and Connecticut, respectively. Mr. Plain received a Bachelor of Science, Health and Physical Education degree (business concentration) from West Chester University.

     ARTHUR F. GREEDER, III became Vice President -- Store
Development -- MidAtlantic Region of the Company in October 1995 and became a director in August 1995. From June 1995 to October 1995, Mr. Greeder was Vice President, Chief Operating Officer -- MidAtlantic Region of the Company. From 1981 to June 1995, Mr. Greeder was President of Video Express, which merged its ten stores into the Company in August 1995.

     ROKKI ROGAN became Vice President -- Acquisitions of the Company in October 1995 and became a director in August 1995. From June 1995 to October 1995, he was Vice President, Chief Operating Officer -- Midwest Region of the Company. From 1983 to June 1995, Mr. Rogan was President of First Row and Game Trader, which merged their 24 video specialty stores and certain other related operations into the Company in August 1995.

     MICHAEL A. YEARGIN co-founded the Company in 1985. From June 1995 to March 1996, Mr. Yeargin was Executive Vice President -- Purchasing, Secretary and a Director of the Company. In March 1996, Mr. Yeargin resigned as Executive Vice President and Secretary and became Vice President -- Administration of the Company.

     THEODORE J. COBURN became a director of the Company in June 1995. Since 1991, Mr. Coburn has been a partner and a director of Brown, Coburn & Co., an investment banking firm. From 1986 until 1991, he was a Managing Director of Global Equity Transactions and a member of the Board of Directors of Prudential Securities. From 1983 to 1986 Mr. Coburn served as Managing Director of Merrill Lynch Capital Markets. Mr. Coburn received his B.S. from the University of Virginia in 1975 and an M.B.A. from Columbia University Graduate School of Business in 1978. Mr. Coburn serves as a director of Sage Analytics International ("Sage"), Nicholas-Applegate Growth Equity Fund, the Emerging Germany Fund, and Premiere Radio Networks, Inc. ("Premiere Radio"), serves as a trustee of Nicholas-Applegate Mutual Funds, and serves on the compensation committees of Sage and Premiere Radio.

     DOUGLAS M. RAINES co-founded the Company in 1985 and managed the business until September 1994. In June 1995, Mr. Raines became Chairman of the Board and Executive Vice President -- Real Estate and Development of the Company responsible for site selection and construction for new stores. Mr. Raines resigned as Chairman of the Board in November 1995 and as Executive Vice President in March 1996.

     CHARLES D. WAY became a director of the Company in August 1995. Since June 1988, Mr. Way has been President of Ryan's Family Steakhouses Inc. ("Ryan's"), a chain of restaurants. In October 1989 he was elected Chief Executive Officer, and in October 1992 he was elected Chairman of the Board of Ryan's. He graduated in 1975 from Clemson University with a B.S. in Accounting. Mr. Way serves as a director of World Acceptance Corp.

DIRECTOR COMPENSATION

     The Company pays its non-employee directors $5,000 per year plus $1,000 for each board or committee meeting attended in person (plus out-of-pocket expenses). In addition, on August 3, 1995 the Company granted Mr. Way options to purchase 5,000 shares of Common Stock exercisable at the initial public offering price of $12.00 per share, subject to vesting over a 90-day period. These options are exercisable over a period of ten years. The Company reimburses employee directors for out-of-pocket expenses but otherwise pays them no monetary compensation for service as directors.

BOARD COMMITTEES, STAGGERED BOARD AND EXECUTIVE OFFICERS

     The Board of Directors has established a Compensation Committee and an Audit Committee. The Compensation Committee is currently composed of Mr. Coburn and Mr. Taylor. The Compensation Committee is responsible for, among other things, establishing compensation of the Company's executive officers and for administering the Company's Stock Plan. The Audit Committee is currently composed of Mr. Coburn and Mr. Way. The Audit Committee is responsible for, among other things, recommending independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, monitoring the Company's accounting policies and control procedures and reviewing and monitoring the provision of non-audit services by the Company's auditors.

     The directors are divided into three classes serving staggered terms that expire at the 1996, 1997 or 1998 annual meeting of stockholders. The terms of the directors will expire as follows: Messrs. Taylor, Mitchell and Klein in 1999, Messrs. Greeder, Rogan and Way in 1997, and Messrs. Raines, Yeargin and Coburn in 1998. Directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three years or until their earlier resignation or removal, or until their successors are elected or qualified. Messrs. Taylor, Mitchell and Klein were elected as directors at the annual meeting of stockholders held on May 15, 1996.

     All executive officers of the Company are elected annually by, and serve at the discretion of, the Board of Directors.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") limits the liability of its directors. As permitted by the General Corporation Law of the State of Delaware (the "Delaware Code"), directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. Such limitation does not affect liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) any transaction from which such director derives an improper personal benefit. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Delaware Code.

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate compensation paid to the Chief Executive Officer and the four highest paid executive officers of the Company who earned more than $100,000 in annual salary and bonus pursuant to employment agreements with Moovies, Inc. in 1995:

                           SUMMARY COMPENSATION TABLE

                                                                                                    LONG-TERM
                                                                                                   COMPENSATION
                                                        ANNUAL COMPENSATION           OTHER         SECURITIES
                                                                         BONUS        AMOUNT        UNDERLYING      ALL OTHER
                    NAME AND                                SALARY        ($)      COMPENSATION    OPTIONS/SARS    COMPENSATION
               PRINCIPAL POSITION                   YEAR    ($) (1)       (2)        ($) (3)         (#) (4)         ($) (5)
John L. Taylor
  Chairman of the Board of Directors, President     1995    200,000           0            0               0            1,110
  and Chief Executive Officer                       1994     66,694(6)        0            0               0                0
F. Andrew Mitchell                                  1995    190,181      10,000(8)         0               0            1,910
  Chief Financial Officer (7)                       1994          0           0            0               0                0
Robert J. Klein (9)                                 1995     97,014           0            0          40,000                0
  Chief Operating Officer                           1994     53,000           0       11,500(10)           0                0
Michael A. Yeargin (11)                             1995     98,207           0            0               0          113,853(12)
  Vice President-Administration                     1994     65,000           0            0               0          188,148(12)
Douglas M. Raines (11)(13)                          1995     97,380           0            0               0          113,853(12)
  Director                                          1994     65,000           0            0               0          188,148(12)

 (1) In determining the Named Executives, the salaries and other compensation paid by certain executives' acquired video chains prior to August 1995 were not considered. The Named Executives were selected based on annual salary payable pursuant to employment agreements with the Company, as follows: Mr. Taylor $200,000; Mr. Mitchell, $200,000 (plus an additional $2,000 per month for his first 12 months with the Company); Mr. Klein, $150,000; and Messrs. Raines and Yeargin, each $150,000. For Messrs. Klein, Raines and Yeargin, salaries under these agreements were paid from August 9, 1995 (the date of the Company's initial public offering) through December 31, 1995. For Mr. Taylor and Mr. Mitchell, salaries under these agreements were paid from January 1 and March 1, respectively, through December 31, 1995. See
     " -- Employment Agreements; Covenants Not to Compete."

 (2) Includes bonuses earned by the Named Executives for the periods presented or, for executives hired during the periods, for the period from the date of hire to the end of the applicable year.

 (3) Other than for Mr. Klein in 1994, amounts for perquisites and other personal benefits extended to the Named Executives are less than 10% of the total of annual salary and bonus of such Named Executive.

 (4) During the periods presented, the only form of long-term compensation utilized by the Company has been the grant of stock options. The Company has not awarded restricted stock or stock appreciation rights, nor has it made any long-term incentive payouts. Accordingly, the columns for "Restricted Stock Award(s)" and "Long Term Incentive Payouts" have been omitted.

 (5) In 1995, the Company adopted its supplemental life insurance program for Mr. Taylor and Mr. Mitchell. The Company's contributions to supplemental life insurance program for 1995 were $1,110 for Mr. Taylor and $1,910 for Mr. Mitchell.

 (6) Includes $46,774 of deferred salary earned by Mr. Taylor in 1994 but paid in 1995.

 (7) Mr. Mitchell joined the Company in March 1995.

 (8) Mr. Mitchell's bonus represents a signing bonus paid in March 1995.

 (9) For Mr. Klein, includes amounts paid by Planet Video, Inc., a video chain acquired by the Company in August 1995. The salary amounts paid by Planet Video, Inc. were $53,000 for 1994 and $41,000 for 1995. The salary amount paid by the Company in 1995 was $56,014.

(10) Includes professional fees reimbursed of $5,000, auto allowance of $3,500, and travel and entertainment allowance of $3,000, all paid to Mr. Klein by Planet Video, Inc.

(11) For Messrs. Yeargin, and Raines, includes salaries paid to the Named Executive from Tonight's Feature Limited Partnership II (the "Predecessor") during the periods presented prior to August 8, 1995, the date the Predecessor was merged with the Company, in the amount of $40,500, and $40,500, respectively.

(12) Represents capital distributions from the Predecessor.

(13) Mr. Raines served as Chairman prior to November 1995 and Executive Vice President prior to March 1996.

     GRANT OF OPTIONS. During 1995, options were granted to Mr. Klein in recognition of his performance. No options were granted to any of the other Named Executives during 1995. No stock appreciation rights (SARs) have been granted by the Company. The following table sets forth information regarding the grant of options in 1995.

                  OPTION/SAR GRANTS IN LAST FISCAL YEAR (1995)

                                                                 INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE
                                                              % OF TOTAL                                            VALUE
                                              NUMBER OF      OPTIONS/SARS                                  AT ASSUMED ANNUAL RATES
                                              SECURITIES      GRANTED TO                                             OF
                                              UNDERLYING      EMPLOYEES                                    APPRECIATION FOR OPTION
                                             OPTIONS/SARS     IN FISCAL        EXERCISE      EXPIRATION             TERM
                   NAME                      GRANTED (#)         YEAR        PRICE ($/SH)     DATE (1)      5%($)          10%($)
Robert J. Klein...........................      40,000            6.0%         $ 10.875       12/11/05     $273,569       $693,278

(1) Options are subject to earlier termination in the event of death, disability, retirement, or termination of employment.

     OPTIONS EXERCISED. No options were exercised by Named Executives in 1995. The following table sets forth information regarding the number of options held by the Named Executives as listed in the Summary Compensation Table, including the value of unexercised in-the-money options as of December 31, 1995. The closing price of the Company's Common Stock on December 31, 1995 used to calculate such values was $13.50 per share.

           AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR (1995) AND FISCAL YEAR-END OPTION/SAR VALUES (AS OF DECEMBER 31, 1995)

                                                                                                               VALUE OF
                                                                                                              UNEXERCISED
                                                                                  NUMBER OF SECURITIES        IN-THE-MONEY
                                                 SHARES                          UNDERLYING UNEXERCISED       OPTIONS/SARS
                                               ACQUIRED ON                            OPTIONS/SARS            AT YEAR END
                                                EXERCISE         VALUE              AT YEAR END (#)               ($)
                    NAME                           (#)        REALIZED ($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE
Robert J. Klein.............................        0              $0              0             40,000           $ 0


                    NAME                      UNEXERCISABLE
Robert J. Klein.............................    $ 105,000

     OPTION REPRICING. The Company did not reprice any stock options in 1994 or 1995 and, to date, has not issued any stock appreciation rights.

     LONG TERM INCENTIVE PLANS. Presently, the Company has no long-term incentive plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Since August 1995, compensation decisions for Moovies, Inc. have been made by the Compensation Committee, comprised of Messrs. Taylor and Coburn. Prior to August 1995, (i) compensation decisions for Moovies, Inc. were made by its Board of Directors of which Mr. Taylor is a member, (ii) compensation decisions for Video Express were made by its Board of Directors of which Mr. Greeder was a member, (iii) compensation decisions for L.A. Video were made by Mr. Alan Warshaw as President and owner of L.A. Video, (iv) compensation decisions for First Row were made by its Board of Directors of which Mr. Rogan was a member,
(v) compensation decisions for Movie Stars were made by its Board of Directors of which Mr. Alan Daniels was a member, (vi) compensation decisions for Planet Video were made by its Board of Directors of which Mr. Klein was a member and
(vii) compensation decisions for the Predecessor were made by Messrs. Raines and Yeargin as general partners.

     In connection with the organization of Moovies, Inc., Mr. Taylor, an executive officer and director of the Company, purchased 461,665 shares of Common Stock of Moovies, Inc., for nominal consideration. Upon completion of the initial public offering, Mr. Taylor beneficially owned 6.0% of the outstanding Common Stock. In addition, in connection with the organization of Moovies, Inc., the Company granted Mr. Taylor certain demand and piggyback registration rights with respect to such Common Stock. See "Description of Capital
Stock -- Registration Rights."

     In November 1994, the Company granted a warrant to Theodore J. Coburn, a director of the Company, in connection with his providing assistance to the Company in completing its business plan and in selecting underwriters for the initial public offering. Under the warrant, Mr. Coburn may purchase 150,000 shares of Common Stock of the Company at $1.00 per share at any time prior to June 30, 2000. Shares purchased upon exercise of the warrant will be entitled to the benefits of a registration rights agreement providing for certain demand and piggyback registration rights with respect to such Common Stock. See "Description of Capital Stock -- Registration Rights." In addition, Mr. Coburn received approximately $140,000 during 1995 for investment advisory services, primarily in connection with the Company's initial public offering, and continues to receive $4,500 per month as a retainer as an investment advisor to the Company.

  MERGER OF TONIGHT'S FEATURE, INC. INTO MOOVIES, INC.

     In August 1995, Tonight's Feature, Inc. ("TFI") was merged into Moovies, Inc. under an Agreement and Plan of Merger. TFI beneficially owned 90.1% of the outstanding partnership interests of the Predecessor prior to the merger. Messrs. Raines and Yeargin, both executive officers and directors of the Company, each beneficially owned 50% of the outstanding capital stock of TFI. In connection with the merger of TFI into Moovies, Inc., (i) all of the partnership interests of the Predecessor beneficially owned by Messrs. Raines and Yeargin were converted into 641,149 shares and 641,149 shares, respectively, of Common Stock of the Company (which represented in each case 8.4% of the Common Stock outstanding upon completion of the initial public offering) and (ii) Messrs. Raines and Yeargin were granted certain demand and piggyback registration rights with respect to such Common Stock. See "Description of Capital
Stock -- Registration Rights."

  THE ACQUISITIONS

     FIRST ROW AND GAME TRADER. In August 1995, the Company entered into a Merger Agreement with First Row and Game Trader, pursuant to which the Company acquired 24 video specialty stores and certain other related operations. Prior to these acquisitions, Mr. Rogan, an executive officer and director of the Company, beneficially owned 70% of the outstanding capital stock of First Row and Game Trader. In exchange for such interest, Mr. Rogan received aggregate consideration of $8.4 million, consisting of $3.6 million in cash and $4.8 million in shares of Common Stock (400,000 shares) in the merger. In addition, the Company repaid approximately $2.1 million of indebtedness of First Row and Game Trader. In connection with the merger, the Company granted Mr. Rogan certain demand and piggyback registration rights with respect to his Common Stock. See "Description of Capital Stock -- Registration Rights." Pursuant to the Agreement and Plan of Merger, Mr. Rogan agreed to indemnify the Company against certain liabilities arising out of any misrepresentation relating to the agreement subject to a cap of $4.2 million and not including the first $100,000 of indemnified claims. The merger consideration is subject to adjustment based on the indemnification agreement. Potential adjustments to the merger consideration in an aggregate amount of approximately $348,000 are currently pending, subject to further adjustments. In August 1995, the Company granted Mr. Rogan options to purchase 50,000 shares of Common Stock immediately exercisable at the initial public offering price of $12.00 per share.

     In January 1995, First Row and Game Trader loaned $260,804 to an affiliate which is 70% owned by Mr. Rogan pursuant to a demand promissory note with an annual interest rate of 6%. As of December 31, 1995, $268,804 was outstanding under this note. The greatest amount outstanding under notes with similar terms during 1993, 1994, 1995 and the three months ended March 31, 1996 was $129,013, $260,804, $268,804 and $268,804, respectively.

     VIDEO EXPRESS. In June 1995, the Company entered into a Merger Agreement with Video Express pursuant to which the Company acquired ten video specialty stores. Mr. Greeder, an executive officer and director of the Company, and his spouse beneficially owned 100% of the outstanding capital stock of Video Express prior to the merger. Pursuant to the Merger Agreement, in exchange for all such outstanding capital stock of Video Express, Mr. Greeder and his spouse, Anne Greeder, received aggregate consideration of approximately $7.1 million, consisting of approximately $2.7 million in cash and approximately $4.4 million in shares of Common Stock (362,500 shares). In addition, the Company repaid approximately $123,000 of indebtedness of Video Express. In connection with the merger, the Company granted Mr. Greeder and his spouse certain demand and piggyback registration rights with respect to their Common Stock. See "Description of Capital Stock -- Registration Rights." Pursuant to the Agreement and Plan of Merger, Mr. Greeder and his spouse agreed to indemnify the Company against certain liabilities arising out of any misrepresentation relating to the agreement or certain liabilities relating to the business or assets of Video Express. The merger consideration is subject to adjustment based on the indemnification agreement. Potential adjustments to the merger consideration in an aggregate amount of approximately $600,000 are currently pending, subject to further adjustments.

     In March 1995, Video Express borrowed $319,314 from Mr. Greeder pursuant to a demand promissory note with annual interest accruing at a rate equal to the applicable federal rate published periodically by the United States Treasury Department. As of December 31, 1995, $319,314 was outstanding under this note. The greatest amount outstanding under notes with similar terms during 1993, 1994, 1995 and the three months ended March 31, 1996 was $260,680, $260,680,
$326,501 and $326,501, respectively. In August 1995, the Company granted to Mr. Greeder options to purchase 50,000 shares of Common Stock, exercisable at the initial public offering price of $12.00 per share, subject to vesting over a one-year period. See "Description of Capital Stock -- Registration Rights."

     MOVIE STARS. In June 1995, the Company entered into an Asset Purchase Agreement with Movie Stars pursuant to which the Company acquired ten video specialty stores. Alan Daniels, a former executive officer and director of the Company, beneficially owned 100% of the outstanding capital stock of Movie Stars. Pursuant to the Asset Purchase Agreement, in exchange for substantially all of the assets of Movie Stars, the Company paid Movie Stars aggregate consideration of approximately $5.3 million, consisting of approximately $1.8 million in cash, a $500,000 promissory note and approximately $3.0 million in shares of Common Stock (252,083 shares). The promissory note is payable on August 9, 1996 with annual interest accruing at a rate equal to the prime rate as published by NationsBank, N.A., Atlanta, Georgia. In connection with the acquisition, the Company granted Movie Stars certain demand and piggyback registration rights with respect to its Common Stock. See "Description of Capital Stock -- Registration Rights." Pursuant to the Asset Purchase Agreement, Mr. Daniels agreed to indemnify the Company against liabilities arising out of any misrepresentation relating to the agreement or certain liability relating to the business or assets of Movie Stars. In addition, in connection with the acquisition, the Company repaid approximately $1.1 million of indebtedness of Movie Stars. Upon the completion of the Company's initial public offering, the Company granted to Mr. Daniels options to purchase 250,000 shares of Common Stock exercisable at the initial public offering price of $12.00 per share, of which 100,000 were immediately exercisable and 150,000 were subject to vesting over a three-year period.

     In March 1996, the Company and Mr. Daniels entered into a settlement agreement whereby (i) the Company received approximately $77,000 from escrow and Mr. Daniels received approximately $33,000 as a severance payment, (ii) Mr. Daniels resigned as a director of the Company effective December 1995, and (iii) Mr. Daniels' options were amended to reduce the total number of option shares to 125,000, all of which vested immediately and expire in March 1999.

     In September 1993, Movie Stars borrowed $184,406 from Mr. Daniels. This advance was payable on demand. Beginning in 1994, Movie Stars paid interest on Mr. Daniels' personal borrowings from an unaffiliated bank in consideration for the advances made by Mr. Daniels to Movie Stars. In March 1994, Movie Stars borrowed $52,786 from Mr. Daniels' spouse. This advance was payable on demand and bore interest at a rate of 3.84%. The greatest amount outstanding on these advances during 1993, 1994 and 1995 was approximately $184,406, $235,701 and $194,000, respectively. The interest paid by Movie Stars on these advances for 1993, 1994 and 1995 was approximately $0, $13,161 and $12,000, respectively. In 1994, Mr. Daniels borrowed $182,915 from an unaffiliated bank, which loan was secured by certain assets of Movie Stars and by a Movie Stars guaranty. At March 31, 1995, $161,141 was outstanding under such bank loan, all of which was repaid by Mr. Daniels concurrently with the completion of the Company's offering with a portion of the net proceeds received by

Mr. Daniels under the Asset Purchase Agreement. In March 1995, Movie Stars borrowed $225,000 from an unaffiliated bank pursuant to a variable interest demand note, which loan was secured by a guaranty of Mr. Daniels. In May 1995, Movie Stars borrowed an additional $255,000 from this bank, which loan was secured by the same guaranty of Mr. Daniels. These borrowings financed two new stores of Movie Stars. The balance of this loan was paid in full concurrently with the completion of the Company's initial public offering.

     L.A. VIDEO. In June 1995, Moovies, Inc. entered into an Asset Purchase Agreement with L.A. Video pursuant to which the Company acquired five video specialty stores. Alan Warshaw, who was an executive officer of the Company from August 1995 through September 1995, and his spouse, Linda Warshaw, beneficially owned 100% of the outstanding equity interests in L.A. Video. Pursuant to the Asset Purchase Agreement, in exchange for substantially all of the assets of L.A. Video, the Company paid L.A. Video aggregate consideration of approximately $5.1 million consisting of approximately $3.3 million in cash and approximately $1.8 million in shares of Common Stock (149,125 shares). In addition, the Company repaid approximately $360,000 of indebtedness of L.A. Video. In connection with the acquisition, the Company granted L.A. Video certain demand and piggyback registration rights with respect to its Common Stock. See "Description of Capital Stock -- Registration Rights." Pursuant to the Asset Purchase Agreement, Mr. Warshaw and his spouse agreed to indemnify the Company against certain liabilities arising out of any misrepresentation relating to the agreement or certain liabilities relating to the business or assets of L.A. Video. In August 1995, the Company granted Mr. Warshaw options to purchase 25,000 shares of Common Stock exercisable at the initial public offering price of $12.00 per share, subject to vesting over a one-year period.

     In December 1994, March 1995 and June 1995, L.A. Video borrowed $198,035, $40,000 and $34,114, respectively, from Mr. Warshaw. These advances are payable on demand and are non-interest bearing. As of December 31, 1995, these amounts had been paid in full. The greatest amounts outstanding under these advances during 1994 and 1995 were $198,035 and $272,149, respectively.

     PLANET VIDEO. In June 1995, the Company entered into an Asset Purchase Agreement with Planet Video to acquire two video specialty stores. Mr. Klein, an executive officer of the Company, beneficially owned 100% of the outstanding capital stock of Planet Video. Pursuant to the Asset Purchase Agreement, in exchange for substantially all of the assets of Planet Video, the Company paid Planet Video aggregate consideration of approximately $653,000 consisting of approximately $335,000 in cash and approximately $325,000 in shares of Common Stock (27,083 shares). In addition, the Company repaid approximately $240,000 of indebtedness of Planet Video. In connection with the acquisition, the Company granted Planet Video certain demand and piggyback registration rights with respect to its Common Stock. See "Description of Capital Stock -- Registration Rights." Pursuant to the Asset Purchase Agreement, Mr. Klein agreed to indemnify the Company against certain liabilities arising out of any misrepresentation relating to the agreement or certain liabilities relating to the business or assets of Planet Video.

  LEASES

     In August 1995, the Company entered into a ten year lease with Mr. Daniels and his spouse, Kari Daniels, with annual rental payments ranging from $60,000 in the first year to $78,956 in the tenth year. The Company also entered into a five year lease with Mr. Greeder with annual rental payments of $87,120. For 1995 and the three months ended March 31, 1996 the Company made rental payments of $29,040 and $21,780, respectively, under this lease. The Company continues to pay rent under these leases at these rental rates. In addition, the Company entered into a five year lease with Mr. Rogan with annual rental payments of $29,200. The Company subsequently sold the store subject to this lease and no longer pays rent thereunder. All of such leases pertain to stores acquired by the Company in connection with the acquisition of stores beneficially owned by Messrs. Daniels, Greeder and Rogan.

     Prior to August 1995, the Predecessor leased its office from a partnership owned 100% by Messrs. Raines and Yeargin, and leased one of its store facilities from a partnership which is 50% owned by Messrs. Raines and Yeargin. The partnership sold this store property in October 1995 and thereafter received no further lease payments from the Company. For 1992, 1993 and 1994, the Predecessor made rental payments under this lease aggregating approximately $12,691, $12,691 and $45,849, respectively. The Company assumed these leases in connection with the consummation of the Acquisitions. For the year ended 1995 and the three months ended March 31, 1996, the Company and the Predecessor made rental payments aggregating approximately $90,000 and $5,500 under these leases.

     Prior to August 1995, First Row and Game Trader leased certain store facilities and a warehouse from an affiliated company. Mr. Rogan owns 70% of this affiliated company. For 1993, 1994 and 1995, First Row and Game Trader made rental payments under this lease aggregating $91,250, $134,610 and $176,812. The Company assumed these leases in connection with the consummation of the Acquisitions. For 1995 and three months ended March 31, 1996 the Company made rental payments under these leases aggregating $105,813 and $78,876, respectively.

     Prior to August 1995, Video Express leased one of its store facilities from Mr. Greeder. For each of the years ended March 31, 1993, 1994 and 1995, Video Express made rental payments under this lease aggregating $85,200.

     Prior to August 1995, Movie Stars leased one of its store facilities from Mr. Daniels and his spouse. For 1993, 1994 and 1995, Movie Stars made rental payments under this lease aggregating approximately $24,607, $62,155 and $45,000, respectively. In addition, prior to August 1995, Movie Stars leased one of its store facilities from Herbert Redl, Mr. Daniels' father-in-law. For 1993, 1994 and 1995, Movie Stars made rental payments under this lease aggregating approximately $36,182, $37,629 and $28,000, respectively. The Company assumed these leases in connection with the consummation of the Acquisitions. For the year ended 1995 and the three months ended March 31, 1996, the Company made rental payments aggregating approximately $41,000 and $35,000 under these leases.

  MANAGEMENT FEES

     Prior to August 1995, the Predecessor paid a management fee to its general partner, TFI. TFI was wholly owned by Messrs. Raines and Yeargin. For 1993, 1994 and 1995, such management fees aggregated $187,309, $218,356 and $0, respectively.

     Prior to August 1995, First Row and Game Trader received management fees from certain corporations owned by the stockholders of First Row and Game Trader. For 1993, 1994, and 1995, such management fees aggregated $38,744, $50,704 and $0, respectively.

     Following the consummation of the Initial Acquisitions, the Company did not and does not intend to pay any such management fees.

     With the exception of the Acquisitions, each of which was negotiated between unaffiliated parties, management believes that the transactions described above may not have been on terms as favorable to the Company, the Predecessor or the relevant video store chains, as applicable, as those that could have been obtained from unaffiliated parties; however, it is the Company's policy that all future transactions, if any, with affiliated parties will comply with the requirements of the Delaware General Corporation Law. As a result, any such transactions will be approved by the disinterested members of the Company's Board of Directors (or a committee thereof) or by the stockholders of the Company.

  CERTAIN PRIOR RELATIONSHIPS

     Ingram Entertainment, Inc., of which Mr. Taylor was an executive officer from March 1986 through July 1994, was a wholesale video supplier for the Predecessor, Video Stars, Movie Stars, King Video, L.A. Video and Video Warehouse 2 and certain stores owned by one of its owners, Gerald Pryor.

     Prior to joining the Company in March 1995, Mr. Mitchell was a partner with KPMG Peat Marwick LLP ("Peat Marwick"). Mr. Mitchell was involved during October and November 1994 with the proposal to the Predecessor to engage Peat Marwick as the Predecessor's independent auditors. Peat Marwick began its audit of the Predecessor in November 1994. In late November 1994, Mr. Mitchell entered into negotiations with Moovies, Inc. regarding his possible employment. At that time, Mr. Mitchell ceased all involvement with respect to the audit of Moovies, Inc., the Predecessor and each of the video store chains to be acquired pursuant to the Acquisitions.

     Except as set forth above, there were no relationships prior to the discussions which led to the Acquisitions between the Company, the Predecessor, and the principals thereof, and the principals of any of the video chains to be acquired pursuant to the Acquisitions.

EMPLOYMENT AGREEMENTS; COVENANTS NOT TO COMPETE

     Effective September 1994, the Company entered into a three-year employment agreement with Mr. Taylor pursuant to which Mr. Taylor serves as President and Chief Executive Officer at an annual base salary of $200,000 and is eligible for an annual bonus at the discretion of the Board of Directors. The Company also maintains for the benefit of Mr. Taylor a $1.0 million life insurance policy and a $1.0 million life insurance policy for the benefit of the Company.

     Effective March 1995, the Company entered into a two-year employment agreement with Mr. Mitchell pursuant to which he serves as Chief Financial Officer at an annual base salary of $200,000 and a guaranteed additional payment of

$2,000 per month through March 1996. The agreement is automatically renewable by both parties on a year-to-year basis, but it may be terminated at any time by Mr. Mitchell or the Company upon 90-days prior written notice. Upon the expiration or termination of the Agreement, except for voluntary termination of employment by Mr. Mitchell or termination for "just cause" by the Company, Mr. Mitchell shall be paid severance compensation equal to twelve months base salary plus an amount equal to the average of any aggregate annual cash bonuses received by him during the prior two calendar years of employment (collectively the "Expiration Payment"). "Just Cause" is defined in the Mitchell employment agreement as one of the following acts by Mr. Mitchell: (a) theft or embezzlement from the Company; (b) knowingly falsifying substantive Company records; (c) fraud committed against the Company; (d) death of Mr. Mitchell; or
(e) any material breach of the Agreement.

     The Company may terminate the agreement without cause if it pays Mr. Mitchell the Expiration Payment plus, if such termination occurs during the original term of the agreement, an amount equal to the base salary which would have been paid to Mr. Mitchell had he remained an employee through the end of such two-year term. The Company also maintains a $1.5 million life insurance policy for the benefit of Mr. Mitchell.

     In August 1995, the Company entered into two-year employment agreements with Messrs. Raines and Yeargin, as Executive Vice President -- Real Estate and Development and as Executive Vice President -- Purchasing, respectively, pursuant to which each were paid a base salary at the annual rate of $150,000 and were eligible for an annual bonus granted at the discretion of the Board of Directors.

     In August 1995, the Company entered into three-year employment agreements with Messrs. Daniels and Klein, two-year employment agreements with Messrs. Rogan and Warshaw, and a one-year employment agreement with Mr. Greeder under which their annual base salaries were $100,000 and they were eligible for payment of bonuses granted at the discretion of the Board of Directors. In March 1996, the Daniels' employment agreement was terminated by mutual consent of the parties. See " -- The Acquisitions -- Movie Stars."

     In October 1995, the Company entered into a three-year employment agreement with Mr. Klein under which his annual base salary was $150,000 and he was eligible for payment of bonuses at the discretion of the Compensation Committee.

     Each of the above employment agreements contain covenants not to compete within a five-mile radius of the Company's store locations in existence upon completion of the Company's initial public offering for a period of two years following termination of employment, except that in the case of Messrs. Mitchell, Rogan, Warshaw, Greeder and Klein such covenants are for a period of one year following termination of employment. Each of the above employment agreements contain nondisclosure provisions that generally provide that the employee will not disclose confidential information or trade secrets of the Company during the term of the agreement and for one year thereafter.

     In May 1996, the Board of Directors of the Company authorized the Company to enter into severance agreements with each of seven officers, including Messrs. John, Plain and Miller, that provide for a severance payment of two times the applicable officer's average annual compensation (including salary and bonus) for the prior two years in the event that a "Change in Control" occurs and the officer either resigns or is terminated without cause by the Company within six months after such Change in Control. In addition, the Board approved a similar severance agreement for Mr. Klein that provides for a severance payment equal to (i) $1,000,000 minus (ii) the aggregate difference between the value of Mr. Klein's outstanding stock options (as measured by the spread between the market value of the Company's common stock and the exercise price) and $2,000,000. All such severance agreements will define "Change of Control" as the occurrence of any of the following events:

     (a) any person or entity, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, other than the Company, a wholly owned subsidiary of the Company, or any employee benefit plan of the Company or its subsidiaries, becomes the beneficial owner of the Company's securities having 51 percent or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election for directors of the Company; or

     (b) as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then outstanding securities of the Company or any successor corporation or entity entitled to vote generally in the election of directors of the Company or such other corporation or entity after such transaction, are held in the aggregate by holders of the Company's securities entitled to vote generally in the election of directors of the Company immediately prior to such transaction; or

     (c) the approval of the stockholders of the Company of a plan of liquidation.

     In addition, stock option agreements granted to the employees of the Company, including Messrs. Klein, John, Miller, Plain, Greeder and Rogan, provide for immediate vesting of the options upon a Change of Control as described above. See " -- 1995 Stock Plan."

1995 STOCK PLAN

     In June 1995, the Board of Directors adopted, and the stockholders approved, the Moovies, Inc. 1995 Stock Plan (the "Plan"). The Plan provides for the award of incentive stock options to officers and employees and the award of non-qualified stock options and other incentive grants to directors, officers, and employees. The Company reserved 560,000 shares of Common Stock for issuance under the Plan. In February 1996, the Board of Directors of the Company approved an amendment to the Plan to increase the shares reserved to 1,200,000 shares, subject to stockholder approval. In April 1996, the Board of Directors and the Stockholders of the Company approved a further amendment to the Plan to increase the shares reserved to 1,500,000 shares. The Board of Directors has granted an aggregate of 803,950 shares under the Plan.

     The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"), the members of which must be "disinterested directors" as defined under Rule 16b-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended. Committee members are not eligible to receive discretionary stock-based awards under any plan of the Company while they are members of the committee. The current Committee members are Messrs. Taylor and Coburn. Subject to the terms of the Plan, the Committee has the authority to determine the employees to whom options or rights may be granted, the exercise price and number of shares subject to each option or right and the time or times when each option shall become exercisable, to interpret the Plan and prescribe and rescind rules and regulations consistent with the Plan and to determine certain other provisions with respect to each option or right.

     The purchase price of Common Stock upon exercise of incentive stock options must not be less than the fair market value of the Common Stock at the date of the grant or, in the case of incentive stock options issued to holders of more than 10% of the outstanding voting securities of the Company, 110% of fair market value on the date of grant. The maximum term of incentive stock options is ten years, or five years in the case of 10% stockholders. The aggregate fair market value on the date of the grant of the stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Options are exercisable over a period of time in accordance with the terms of option agreements entered into at the time of grant. Options granted under the Plan are generally nontransferable by the optionee and, unless otherwise determined by the Committee, must be exercised by the optionee during the period of the optionee's employment or service with the Company or within a specified period following termination of employment or service. The option agreements generally provide for immediate vesting in the event of a "Change in Control," as described at " -- Employment Agreements; Covenants Not to Compete," provided that the optionee is employed by the Company on the date of such Change in Control.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Moovies, Inc. was incorporated in the State of Delaware in November 1994. In connection with the organization of Moovies, Inc., Messrs. Mitchell and Taylor, both executive officers and directors of the Company, purchased 224,711 shares and 461,665 shares of Common Stock of Moovies, Inc., respectively, for $225 and $462, respectively. Upon completion of this offering, Messrs. Mitchell and Taylor will beneficially own 1.9% and 3.8%, respectively, of the outstanding Common Stock. In addition, in connection with the organization of Moovies, Inc., the Company granted Messrs. Mitchell and Taylor certain demand and piggyback registration rights with respect to such Common Stock. See "Description of Capital Stock -- Registration Rights."

     Mortco, Inc. ("Mortco") beneficially owned 9.9% of the outstanding partnership interests of the Predecessor. Mortco acquired its interest in the Predecessor in 1993 for aggregate consideration of $250,000. In connection with the merger of the Predecessor into Moovies, Inc., (i) all of the partnership interests beneficially owned by Mortco were converted into 140,897 shares of Common Stock of the Company (which represents approximately 1.2% of the Common Stock outstanding upon completion of this offering) and (ii) Mortco was granted certain demand and piggyback registration rights with respect to such Common Stock. See "Description of Capital Stock -- Registration Rights."

     Mortco is a wholly owned subsidiary of Rentrak which leases videos to the Company. For 1993, 1994, 1995 and the three months ended March 31, 1996, the Predecessor or the Company, as applicable, paid Rentrak lease and revenue sharing payments aggregating approximately $496,902, $667,811, $1.3 million and $583,000, respectively. In addition, First Row and Game Trader, Planet Video, Video Express and Video Stars also leased videos from Rentrak. Pursuant to a revolving credit agreement, in November 1994 Mortco provided the Predecessor a revolving line of credit initially having aggregate borrowing availability of $250,000, which was subsequently increased to $750,000 in March 1995. Borrowing under this facility bears interest at a rate equal to the greater of 7% or the prime rate as published by the Wall Street Journal plus 2.0%. During the year ended December 31, 1995, the aggregate amounts owed to Mortco during such period ranged from $150,000 to $750,000 and the aggregate interest paid by the Predecessor or the Company, as applicable, to Mortco during such period was $70,000. The note was paid in full in December 1995. In April 1995 in consideration of Mortco subordinating its revolving line of credit to other financing obtained by the Predecessor from a third party, Moovies, Inc. issued to Mortco a warrant to purchase 40,877 shares of Common Stock of the Company at an exercise price equal to the initial public offering price of $12.00 per share. The registration rights granted to Mortco also apply to the Common Stock subject to this warrant.

     See "Management -- Compensation Committee Interlocks and Insider Participation" for a description of certain other transactions among the Company and certain of its affiliates.

     With the exception of transactions between the Company or the Predecessor, and Mortco and its affiliates, management believes that the transactions described above may not have been on terms as favorable to the Company or the Predecessor, as applicable, as those that could have been obtained from unaffiliated parties; however, it is the Company's policy that all future transactions, if any, with affiliated parties will comply with the requirements of the Delaware General Corporation Law. As a result, any such transactions will be required to be approved by the disinterested members of the Company's Board of Directors (or a committee thereof) or by the stockholders of the Company.

                             PRINCIPAL STOCKHOLDERS


     The table below sets forth certain information regarding the beneficial ownership of the Common Stock as of June 27 by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director, (iii) each executive officer of the Company, and (iv) all executive officers and directors of the Company as a group, both before and after giving effect to this offering (assuming no exercise of the Underwriters' over-allotment option). Except as set forth below, the stockholders listed below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.



                                                                                               COMMON       PERCENTAGE    PERCENTAGE
                                                                                               STOCK         OF CLASS      OF CLASS
                                                                                            BENEFICIALLY     PRIOR TO       AFTER
NAME (1)                                                                                       OWNED         OFFERING      OFFERING
Directors and Executive Officers:
John L. Taylor...........................................................................        453,740(2)     5.2%          4.0%
F. Andrew Mitchell.......................................................................        221,711(3)     2.6           1.9
Robert J. Klein..........................................................................         27,083       *             *
Victor B. John, III......................................................................            100       *             *
Ross Miller..............................................................................              0       *             *
Jeffrey L. Plain.........................................................................              0       *             *
Arthur F. Greeder, III...................................................................        397,800(4)     4.6           3.5
Rokki Rogan..............................................................................        378,400(5)     4.3           3.3
Michael A. Yeargin.......................................................................        637,649        7.4           5.6
Theodore J. Coburn.......................................................................        150,000(6)     1.7           1.3
Douglas M. Raines........................................................................        629,149        7.3           5.5
Charles D. Way...........................................................................         19,000(7)    *             *
All executive officers and directors as a group (12 persons).............................      2,914,632(8)    32.7%         24.9%


 * Less than 1.0%.

(1) The address of the persons listed above is c/o Moovies, Inc., 201 Brookfield Parkway, Greenville, South Carolina 29607.

(2) Includes 2,400 shares held of record by Mr. Taylor as custodian for minor children.

(3) Includes 2,000 shares held of record by Mr. Mitchell's spouse as custodian for minor children.

(4) Includes 165,150 shares held jointly with Mr. Greeder's spouse and 1,400 shares held by a dependent child. Also includes 50,000 shares of Common Stock which are issuable upon the exercise of options which are exercisable within 60 days of the date of this Prospectus.

(5) Includes 50,000 shares of Common Stock which are issuable upon the exercise of currently exercisable options.

(6) Consists of 150,000 shares which may be purchased upon exercise of a warrant that is currently exercisable.

(7) Includes 5,000 shares which are issuable upon the exercise of currently exercisable options.

(8) Includes 205,000 shares which may be purchased upon exercise of a warrant and options that are currently exercisable. Also includes 50,000 shares of Common Stock which are issuable upon the exercise of options which are exercisable within 60 days of the date of this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The authorized capital stock of Moovies, Inc. consists of 25,000,000 shares of Common Stock, $.001 par value per share, and 1,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"). As of June 12, 1996, Moovies, Inc. had outstanding 8,664,040 shares of Common Stock and no shares of Preferred Stock. Upon completion of this offering, the Company will have outstanding 11,464,040 shares of Common Stock (11,884,040 shares if the Underwriters' over-allotment option is exercised in full) and no shares of Preferred Stock.


COMMON STOCK

     Except as otherwise required by law or as provided by the Board of Directors with respect to any class or series of Preferred Stock, the entire voting power and all voting rights shall be vested exclusively in the Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share outstanding in his or her name on the books of the Company.

     Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. The Company has no current plans to pay cash dividends on its Common Stock.

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the distribution or payment to the holders of shares of any series of Preferred Stock as provided by the Board of Directors with respect to any such series of Preferred Stock, the remaining assets of the Company available for distribution to stockholders shall be distributed among and paid to the holders of Common Stock ratably in proportion to the number of shares of Common Stock held by them respectively.

     On June 13, 1995 the Company effected a 76.7449-for-one Common Stock split payable as a stock dividend to common stockholders of record on June 13, 1995. On August 3, 1995 the Company effected a .0733-for-one Common Stock split payable as a stock dividend to common stockholders of record on August 2, 1995.

PREFERRED STOCK

     The Board of Directors is authorized to issue shares of Preferred Stock at any time and from time to time, in one or more series, and to fix or alter the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such shares of Preferred Stock, including without limitation of the generality of the foregoing, dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences of any wholly unissued series of preferred shares and the number of shares constituting any of such series and the designation thereof, or any of them; and to increase or decrease the number of shares of a series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. Furthermore, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may have the effect of delaying or preventing a change in control of the Company, discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN CHARTER AND BYLAW PROVISIONS

     Stockholders' rights and related matters are governed by the Delaware General Corporation Law, the Company's Certificate of Incorporation and its Bylaws. Certain provisions of the Certificate of Incorporation and Bylaws of the Company, which are summarized below, tend to limit stockholders' ability to influence matters pertaining to corporate governance.

     CLASSIFIED BOARD OF DIRECTORS. The Company's Board of Directors is divided into three classes of directors serving staggered terms of three years each. See "Management -- Executive Officers and Directors." As a result, it will be more difficult to change the composition of the Company's Board of Directors, which may discourage or make more difficult any attempt by a person or group of persons to obtain control of the Company.

     SPECIAL MEETING CALL RESTRICTIONS. Under the Company's Bylaws, special meetings of the stockholders may only be called by the Chairman of the Board, a majority of the Board of Directors or upon the written demand of the holders of a majority of the outstanding shares of Common Stock entitled to vote at any such meeting. This provision makes it more difficult for stockholders to require the Company to call a special meeting of stockholders to consider any proposed corporate action, including any sale of the Company, which may be favored by the stockholders.

     RESTRICTIONS ON AMENDMENTS TO BYLAWS. Under the Company's Certificate of Incorporation, the Company's Bylaws may not be amended by the stockholders and any contrary provision may not be adopted without the affirmative vote of at least two-thirds of the shares entitled to vote generally in the election of directors. This supermajority restriction makes it more difficult for the stockholders of the Company to amend the Bylaws and thus enhances the power of the Company's Board of Directors vis-a-vis stockholders with regard to matters of corporate governance that are governed by the Bylaws.

     LIMITED ACTION BY WRITTEN CONSENT OF STOCKHOLDERS. In general, stockholder action may only be taken at a special or annual stockholder meeting called for such purpose or with the unanimous written consent of the stockholders. These requirements may delay stockholder action on matters requiring stockholder approval.

WARRANTS

     In November 1994, the Company granted to a director a warrant to purchase 150,000 shares of Common Stock of the Company at $1.00 per share. In March 1995, the Company granted 19 former limited partners of the Predecessor warrants to purchase an aggregate of 74,352 shares of Common Stock of the Company for $.01 per share. In April 1995, the Company's Predecessor granted to Mortco, Inc., in connection with the Company's note payable to Mortco, a warrant to acquire 40,877 shares of Common Stock at an exercise price equal to the initial public offering price per share (I.E. $12.00 per share). In April 1995, the Company granted to Sirrom Capital Corporation a warrant to acquire 156,110 shares of Common Stock at $.01 per share in connection with a loan from Sirrom to the Predecessor. In July 1995, the Company agreed to issue to the managing underwriters in the initial public offering ("IPO Representatives"), warrants to purchase 236,250 shares of Common Stock at a purchase price per share equal to 120% of the initial public offering price per share (I.E. $14.40 per share). In December 1995, the Company issued a warrant for 25,000 shares of Common Stock at a purchase price of $14.875 per share in connection with the Pic-A-Flick acquisition. In January 1996, in connection with the Subordinated Credit Facility, the Company granted to Sirrom Capital Corporation a warrant to purchase 20,000 shares of Common Stock at an exercise price of $10.80 per share. See Footnote 7 to Consolidated Financial Statements, "Underwriting."

REGISTRATION RIGHTS

     The Company has granted piggyback and/or demand registration rights to certain holders of Common Stock (or warrants for shares of Common Stock) including Messrs. Taylor, Raines, Mitchell, Daniels, Yeargin, Greeder, Rogan, Warshaw, Klein and Coburn and certain of their spouses. All of such holders beneficially own an aggregate of approximately 4.9 million shares of Common Stock. The registration rights are for purposes of resale of shares owned by the holders. In the event the Company proposes to register shares of Common Stock under the Securities Act for its own account or for the account of others, holders of piggyback registration rights will have the right to require the Company to include their shares in the registration, subject to the right of any managing underwriter of the offering to exclude some or all the shares for marketing reasons. Holders of demand registration rights as a group will have the right to require the Company on one occasion only to register shares held by them under the Securities Act at any time between August 9, 1995 and August 9, 2000, provided, however, that such offering must be underwritten on a firm commitment basis and the proposed net offering price of shares to be registered must be at least $2,000,000. The Company is not obligated to effect a demand registration within six months after the effective date of a previous Company registration. The registration expenses of such shares, other than underwriting discounts and filing fees, shall be borne by the Company except to the extent otherwise prohibited by law. See "Certain Transactions." The Company also granted demand and piggyback registration rights to Mortco, Inc. as the beneficial owner of 178,589 shares of Common Stock. Mortco has two demand registration rights exercisable any time beginning one year after August 3, 1995 and unlimited piggyback registration rights exercisable beginning one year after August 3, 1995. In addition, the Company issued to the IPO Representatives warrants to purchase shares of Common Stock in August 1995. See " -- Warrants" and "Underwriting." The shares of Common Stock underlying the warrants are accorded one demand registration right exercisable at any time between one and five years after the warrants are issued and unlimited piggyback registration rights exercisable at any time between one and seven years after the warrants are issued.

DELAWARE BUSINESS COMBINATION STATUTE

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"), an anti-takeover law. Section 203 provides, with certain exceptions, that a publicly held Delaware corporation may not engage in a "business combination" with a person, or an affiliate or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that made such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder and an "interested stockholder" is defined as any person who is: (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is First Union National Bank of North Carolina.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have outstanding 11,464,040 shares of Common Stock. Of these shares, the 3,622,500 shares sold in the Company's initial public offering are, and the 2,800,000 shares sold in this offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be, freely tradeable without restriction or further registration under the Securities Act except for those shares held by "affiliates" (as defined in the Securities Act) of the Company. None of the remaining 5,041,540 outstanding shares of Common Stock (collectively, the "Restricted Shares") have been registered under the Securities Act, and they may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act. The Company has granted demand and piggyback registration rights to holders of Restricted Shares and warrants to purchase shares of Common Stock. See "Description of Capital Stock -- Registration Rights."


     Rule 144 provides generally that if two years have elapsed since the later of the date of the acquisition of restricted shares of Common Stock from the Company or any affiliate of the Company, the acquiror or subsequent holder thereof may sell, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If three years have elapsed since the later of the date of acquisition of restricted shares of Common Stock from the Company or from any affiliate of the Company and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares under Rule 144(k) without regard to the limitations described above. Holders of 461,665 Restricted Shares will be eligible to sell such shares pursuant to Rule 144 under the Securities Act, subject to the manner of sale, volume, notice and information requirements of Rule 144, beginning in December 1996, holders of 349,175 Restricted Shares will be eligible to sell such shares pursuant to Rule 144 beginning in February 1997, holders of 12,879 Restricted Shares will be eligible to sell such shares pursuant to Rule 144 beginning in June 1997, holders of 3,178,185 Restricted Shares will be eligible to sell such shares pursuant to Rule 144 beginning in August 1997, holders of 500,531 Restricted Shares will be eligible to sell such shares pursuant to Rule 144 beginning in September 1997, holders of 11,014 Restricted Shares will be eligible to sell such shares in October 1997, holders of 497,583 Restricted shares will be eligible to sell such shares in December 1997, holders of 25,000 Restricted Shares will be eligible to sell such shares in March 1998, holders of 1,377 Restricted Shares will be eligible to sell such shares in April 1998 and holders of 4,131 Restricted Shares will be eligible to sell such shares in May 1998.

     The Underwriters intend to obtain lock-up agreements whereby the Company, executive officers, directors and certain stockholders of the Company will agree not (directly or indirectly) to offer, sell, offer to sell, contract to sell, assign, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract for sale, assignment, pledge, grant of an option to purchase or other disposition or transfer of) any Common Stock of the Company, or any other security of the Company, convertible into, or exchangeable or exercisable for, Common Stock for a period of 90 days after the effective date of the registration statement (the "Lock-up Period") without the prior written consent of the Underwriters, except that (a) the Company (i) may issue Common Stock or options to purchase Common Stock under the Stock Plan, (ii) may issue Common Stock upon the exercise of presently outstanding warrants and (iii) may issue Common Stock in connection with the Company's express strategy of growth through acquisitions provided that such Common Stock is restricted and is not tradeable prior to the expiration of the Lock-up Period and (b) the executive officers, directors and certain stockholders of the Company may make bona fide gifts to donees who agree to be bound by the foregoing restrictions. See "Underwriting."

     The Company filed a registration statement under the Securities Act registering the 560,000 shares of Common Stock reserved for issuance under the Stock Plan in December 1995. See "Management -- 1995 Stock Plan." In April 1996, the Board of Directors approved an amendment to the Stock Plan to increase the number of shares available under the Stock Plan to 1,500,000, subject to stockholder approval. This amendment was approved by the stockholders at the annual meeting on May 15, 1996. The Company intends to file a registration statement to register the additional shares under the Stock Plan. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions imposed by the Company.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Needham & Company, Inc., Wheat, First Securities, Inc. and Scott & Stringfellow, Inc. (the "Representatives"), have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all of such shares if any are purchased.


                                                                                                                    NUMBER OF
UNDERWRITERS                                                                                                         SHARES
Needham & Company, Inc...........................................................................................     548,000
Wheat, First Securities, Inc.....................................................................................     548,000
Scott & Stringfellow, Inc........................................................................................     548,000
A.G. Edwards & Sons, Inc.........................................................................................      70,000
Hambrecht & Quist LLC............................................................................................      70,000
Morgan Stanley & Co. Incorporated................................................................................      70,000
Prudential Securities Incorporated...............................................................................      70,000
Robertson, Stephens & Company LLC................................................................................      70,000
Salomon Brothers Inc.............................................................................................      70,000
Dain Bosworth Incorporated.......................................................................................      48,000
Fahnestock & Co. Inc.............................................................................................      48,000
Furman Selz LLC..................................................................................................      48,000
Jefferies & Company..............................................................................................      48,000
McDonald & Company Securities, Inc...............................................................................      48,000
Morgan Keegan & Company, Inc.....................................................................................      48,000
Piper Jaffray Inc................................................................................................      48,000
Raymond James & Associates, Inc..................................................................................      48,000
The Robinson-Humphrey Company, Inc...............................................................................      48,000
Sutro & Co. Incorporated.........................................................................................      48,000
Wedbush Morgan Securities Inc....................................................................................      48,000
Black & Company, Inc.............................................................................................      26,000
JW Charles Securities, Inc.......................................................................................      26,000
Nichols, Safina Lerner & Co., Inc................................................................................      26,000
Ormes Capital Markets, Inc.......................................................................................      26,000
Sanders Morris Mundy Inc.........................................................................................      26,000
The Seidler Companies Incorporated...............................................................................      26,000
Starr Securities, Inc............................................................................................      26,000
R.J. Steichen & Company..........................................................................................      26,000
       Total.....................................................................................................   2,800,000



     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.24 per share and that the underwriters may reallow a concession not in excess of $.10 per share to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


     The Company issued to the IPO Representatives warrants to purchase 236,250 shares of Common Stock at a purchase price per share equal to $14.40 in August 1995. The warrants will be exercisable during the four year period commencing one year after the date the warrants are issued. The shares of Common Stock underlying the warrants are accorded one demand registration right exercisable at any time during the warrant exercise period and unlimited piggyback registration rights exercisable at any time between one and seven years after the warrants are issued. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."


     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 420,000 additional shares of Common Stock at the same price per share as the Company receives for the 2,800,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,800,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,800,000 shares are being sold.


     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities including liabilities under the Act.

     Pursuant to the terms of lock-up agreements, directors, officers and certain stockholders of the Company have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, assign, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract for sale, assignment, pledge, grant of an option to purchase or other disposition or transfer of) any Common Stock of the Company, or any other security of the Company convertible into, or exchangeable or exercisable for, Common Stock for a period of 90 days after the date hereof (the "Lock-up Period"), without the prior written consent of the Underwriters except that such directors, officers and stockholders may make bona fide gifts to donees who agree to be bound by such restrictions. The Company also has agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, assign, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract for sale, assignment, pledge, grant of an option to purchase or other disposition or transfer of) any Common Stock of the Company, or any other security of the Company, convertible into, or exchangeable or exercisable for, Common Stock for a period of 90 days after the date hereof, without the prior written consent of the Underwriters, except that the Company (i) may issue Common Stock or options to purchase Common Stock under the Stock Plan, (ii) may issue Common Stock upon the exercise of presently outstanding warrants and (iii) may issue Common Stock in connection with the Company's strategy of growth through acquisitions provided that such Common Stock is restricted and is not tradeable prior to the expiration of the Lock-up Period.

     The rules of the Commission generally prohibit the Underwriters from making a market in the Common Stock during the two business days prior to commencement of sale in this offering (the "Cooling Off Period"). The Commission has, however, adopted Rule 10b-6A ("Rule 10b-6A"), which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker must display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters and selling group members may engage in passive market making in the Common Stock during the Cooling Off Period. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and if commenced, may be discontinued at any time.

     The Underwriters have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of five percent of the number of shares of Common Stock offered hereby.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Arnall Golden & Gregory, Atlanta, Georgia, and for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The financial statements of Moovies, Inc. as of December 31, 1994 and 1995 and for each of the years in the three year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

     The financial statements of the Pic-A-Flick Group and the Movie Store Group have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, as of the dates and for the periods indicated in their reports appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

     The financial statements of MoveAmerica, Incorporated d/b/a Movies To Go and Games To Go have been included herein and in the Registration Statement in reliance upon the reports of McGladrey & Pullen, LLP, independent certified public accountants, as of the dates and for the periods indicated in their reports appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

     The financial statements of (i) Movie Stars (a division of Movie Stars Entertainment Corp.); (ii) PARR-Four, Inc. (d/b/a Video Express); (iii) Video Stars (a division of BREM, Inc.); (iv) Video Warehouse I Group; (v) Video Warehouse II Group; (vi) Planet Video; (vii) First Row Video, Inc.; (viii) Video Game Trader, Inc.; and (ix) L.A. Video have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, as of the dates and for the periods indicated in their reports appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. The report of KPMG Peat Marwick LLP covering the December 31, 1993 and 1994 financial statements of First Row Video, Inc. refers to a change in the method of computing amortization of videocassette rental inventory.

     The financial statements of Certain Stores of American Multi-Entertainment, Inc. d/b/a Premiere Video have been included herein and in the Registration Statement in reliance upon the reports of McMahon, Hartmann, Amundson & Co. LLP, independent certified public accountants, as of the dates and for the periods indicated in their reports appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copies at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the Nasdaq Stock Market and such reports, proxy and information statements and other information concerning the Company can be inspected and copied at the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be examined without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York, 10048 and at Northwestern Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon payment of the fees prescribed by the Commission.

                                 MOOVIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                          PAGE
Moovies, Inc.
  Independent Auditors' Report.........................................................................................   F-3
  Consolidated Balance Sheets..........................................................................................   F-4
  Consolidated Statements of Operations................................................................................   F-5
  Consolidated Statements of Stockholders' Equity and Partners' Equity (Deficit).......................................   F-6
  Consolidated Statements of Cash Flows................................................................................   F-7
  Notes to Consolidated Financial Statements...........................................................................   F-8
Movie Stars (a division of Movie Stars Entertainment Corp.)
  Independent Auditors' Report.........................................................................................   F-17
  Statements of Operating Revenues and Expenses........................................................................   F-18
  Statements of Cash Flows.............................................................................................   F-19
  Notes to Financial Statements........................................................................................   F-20
Parr-Four, Inc. (d/b/a Video Express)
  Independent Auditors' Report.........................................................................................   F-22
  Statements of Operations.............................................................................................   F-23
  Statements of Cash Flows.............................................................................................   F-24
  Notes to Financial Statements........................................................................................   F-25
Video Stars (a division of BREM, Inc.)
  Independent Auditors' Report.........................................................................................   F-28
  Statement of Operating Revenues and Expenses.........................................................................   F-29
  Statement of Cash Flows..............................................................................................   F-30
  Notes to Financial Statements........................................................................................   F-31
Video Warehouse I Group
  Independent Auditors' Report.........................................................................................   F-33
  Combined Statements of Operating Revenues and Expenses...............................................................   F-34
  Combined Statements of Cash Flows....................................................................................   F-35
  Notes to Combined Financial Statements...............................................................................   F-36
Video Warehouse II Group
  Independent Auditors' Report.........................................................................................   F-38
  Combined Statements of Operating Revenues and Expenses...............................................................   F-39
  Combined Statements of Cash Flows....................................................................................   F-40
  Notes to Combined Financial Statements...............................................................................   F-41
Planet Video
  Independent Auditors' Report.........................................................................................   F-43
  Combined Statements of Operating Revenues and Expenses...............................................................   F-44
  Combined Statements of Cash Flows....................................................................................   F-45
  Notes to Combined Financial Statements...............................................................................   F-46
First Row Video, Inc.
  Independent Auditors' Report.........................................................................................   F-48
  Statements of Income.................................................................................................   F-49
  Statements of Cash Flows.............................................................................................   F-50
  Notes to Financial Statements........................................................................................   F-51
Video Game Trader, Inc.
  Independent Auditors' Report.........................................................................................   F-54
  Statements of Operations.............................................................................................   F-55
  Statements of Cash Flows.............................................................................................   F-56
  Notes to Financial Statements........................................................................................   F-57

                                                                                                                          PAGE
L.A. Video
  Independent Auditors' Report.........................................................................................   F-59
  Combined Statements of Operating Revenues and Expenses...............................................................   F-60
  Combined Statements of Cash Flows....................................................................................   F-61
  Notes to Combined Financial Statements...............................................................................   F-62
MoveAmerica, Incorporated d/b/a Movies To Go and Games To Go
  Independent Auditors' Report.........................................................................................   F-64
  Statements of Income.................................................................................................   F-65
  Statements of Cash Flows.............................................................................................   F-66
  Notes to Financial Statements........................................................................................   F-67
Movie Store Group
  Independent Auditors' Report.........................................................................................   F-69
  Combined Statements of Operating Revenues and Expenses...............................................................   F-70
  Combined Statements of Cash Flows....................................................................................   F-71
  Notes to Combined Financial Statements...............................................................................   F-72
Pic-A-Flick Group
  Independent Auditors' Report.........................................................................................   F-75
  Combined Statements of Operating Revenues and Expenses...............................................................   F-76
  Combined Statements of Cash Flows....................................................................................   F-77
  Notes to Combined Financial Statements...............................................................................   F-78
Certain Stores of American Multi-Entertainment, Inc. d/b/a Premiere Video
  Independent Auditors' Report.........................................................................................   F-81
  Combined Statements of Net Assets....................................................................................   F-82
  Combined Statements of Operations....................................................................................   F-83
  Statement of Changes in Stores' Capital..............................................................................   F-84
  Combined Statements of Cash Flows....................................................................................   F-85
  Notes to Combined Financial Statements...............................................................................   F-86

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Moovies, Inc:

     We have audited the accompanying consolidated balance sheets of Moovies, Inc. as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity and partners' equity (deficit), and cash flows for each of the years in the three year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Moovies, Inc. as of December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greenville, South Carolina
March 1, 1996

                                 MOOVIES, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                          DECEMBER 31,            MARCH 31,
                                                                                       1994          1995           1996
                                                                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents......................................................   $  169,591    $ 3,563,788    $ 5,570,084
  Receivables....................................................................        6,544      2,780,214      1,737,596
  Merchandise inventory..........................................................        9,985      2,617,496      2,390,047
  Deferred income tax benefit....................................................           --        984,136        308,224
  Prepaid rent...................................................................           --        739,804      1,030,112
  Other..........................................................................      116,810      1,243,708      1,595,951
     Total current assets........................................................      302,930     11,929,146     12,632,014
Videocassette rental inventory, net..............................................      931,212     16,728,416     17,931,976
Furnishings and equipment, net...................................................      566,743      9,858,952     11,116,831
Goodwill.........................................................................           --     29,080,621     30,535,285
Deposits and other assets........................................................      297,502        622,361        916,183
                                                                                    $2,098,387    $68,219,496    $73,132,289
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit.................................................................   $       --    $ 2,500,000    $12,795,934
  Notes payable..................................................................           --      5,935,215        500,000
  Current portion of long-term debt..............................................      430,726        481,064        448,971
  Accounts payable...............................................................      672,993     10,567,375      8,330,138
  Accrued liabilities............................................................       89,573      3,065,603      3,737,165
     Total current liabilities...................................................    1,193,292     22,549,257     25,812,208
Long-term debt, less current portion.............................................    1,309,002      2,410,987      3,698,356
Deferred income tax payable......................................................           --      5,796,051      5,535,494
                                                                                     2,502,294     30,756,295     35,046,058
Commitments

Stockholders' equity (partners' deficit):
  Preferred stock, $.001 par value; 1,000,000 shares authorized; no shares issued
     and outstanding.............................................................           --             --             --
  Common stock, $.001 par value; 25,000,000 shares authorized; issued and outstanding 8,658,532 shares at March 31, 1996 and December 31, 1995 and
     none at December 31, 1994...................................................           --          8,659          8,659
  Additional paid-in capital.....................................................           --     35,857,767     35,857,767
  Retained earnings..............................................................           --      1,596,775      2,219,805
  Partners' deficit..............................................................     (403,907)            --             --
     Total stockholders' equity (partners' deficit)..............................     (403,907)    37,463,201     38,086,231
                                                                                    $2,098,387    $68,219,496    $73,132,289

          See accompanying notes to consolidated financial statements.

                                 MOOVIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                 THREE MONTHS ENDED MARCH
                                                            YEARS ENDED DECEMBER 31,                        31,
                                                        1993          1994          1995           1995            1996
                                                                                                        (UNAUDITED)
Revenues:
  Rental revenues................................... $3,578,535    $4,069,509    $20,309,185    $1,114,672      $16,957,403
  Product sales.....................................    310,458       322,099      4,349,124       108,581        2,358,658
                                                      3,888,993     4,391,608     24,658,309     1,223,253       19,316,061
Operating costs and expenses:
  Operating expenses................................  2,798,239     3,120,557     15,592,814       870,729       13,728,706
  Cost of product sales.............................    239,426       278,448      2,978,728        92,392        1,537,095
  Selling, general and administrative...............    573,006       610,471      2,955,493       186,502        2,328,845
  Amortization of goodwill..........................         --            --        148,112            --          361,084
                                                      3,610,671     4,009,476     21,675,147     1,149,623       17,955,730
Operating income....................................    278,322       382,132      2,983,162        73,630        1,360,331
Interest expense....................................    (43,134)     (101,030)      (197,236)      (27,097)        (301,047)
Other, net..........................................         --            --         25,014            --          (20,900)
Income before income taxes..........................    235,188       281,102      2,810,940        46,533        1,038,384
Income tax expense..................................         --            --      1,045,822            --          415,354
Net income.......................................... $  235,188    $  281,102    $ 1,765,118    $   46,533      $   623,030
Earnings per share:
Net income.......................................... $      N/A    $      N/A    $       .52    $      N/A      $       .07
Weighted average shares outstanding.................        N/A           N/A      3,395,000           N/A        8,976,000

          See accompanying notes to consolidated financial statements.

                                 MOOVIES, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         AND PARTNERS' EQUITY (DEFICIT)

                                                                   ADDITIONAL                    PARTNERS'         TOTAL
                                                         COMMON      PAID-IN       RETAINED       EQUITY       STOCKHOLDERS'
                                                         STOCK       CAPITAL       EARNINGS      (DEFICIT)        EQUITY
Balance at December 31, 1992..........................   $--       $   --         $   --        $ 1,124,295    $   1,124,295
  Net income..........................................    --           --             --            235,188          235,188
  Limited partner buy-out.............................    --           --             --         (1,691,107)      (1,691,107)
  Partner contributions...............................    --           --             --             22,910           22,910
Balance at December 31, 1993..........................    --           --             --           (308,714)        (308,714)
  Net income..........................................    --           --             --            281,102          281,102
  Partner withdrawals.................................    --           --             --           (376,295)        (376,295)
Balance at December 31, 1994..........................    --           --             --           (403,907)        (403,907)
  Partner withdrawals.................................    --           --             --           (227,707)        (227,707)
  Partnership net income, through
     August 8, 1995...................................    --           --             --            168,343          168,343
  Net proceeds from issuance and sale of 3,622,500
     shares of common stock in connection with the
     initial public offering, net of issuance costs of
     $3,463,770.......................................   3,623      36,959,707        --            --            36,963,330
  Issuance of common stock to companies acquired
     concurrently with the initial public offering of
     common stock.....................................   4,027       9,654,626        --            --             9,658,653
  Payment of deemed dividend..........................    --       (22,949,114)       --            --           (22,949,114)
  Elimination of partner's deficit....................    --          (463,271)       --            463,271         --
  Issuance of 842,004 shares of common stock in
     connection with acquisitions of video rental
     chains...........................................     842      12,654,315        --            --            12,655,157
  Exercise of warrants for 167,124 shares.............     167           1,504        --            --                 1,671
  Net income..........................................    --           --          1,596,775        --             1,596,775
Balance at December 31, 1995..........................   8,659      35,857,767     1,596,775        --            37,463,201
  Net income (unaudited)..............................    --           --            623,030        --               623,030
Balance at March 31, 1996 (unaudited).................   $8,659    $35,857,767    $2,219,805    $   --         $  38,086,231

          See accompanying notes to consolidated financial statements.

                                 MOOVIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 THREE MONTHS ENDED MARCH
                                                             YEARS ENDED DECEMBER 31,                      31,
                                                         1993         1994           1995         1995            1996
                                                                                                       (UNAUDITED)
Operating activities:
  Net income......................................... $  235,188   $   281,102   $  1,765,118   $  46,533      $   623,030
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization...................    865,330       906,949      4,643,167     252,902        5,270,654
     Amortization of discount on
       long-term debt................................     20,849        65,355             --      17,021               --
     Loss on disposal of furnishings and equipment...      4,066         8,837             --          --               --
     Changes in operating assets and liabilities:
       Receivables...................................    (10,603)        9,852     (2,543,634)    (42,032)       1,296,993
       Merchandise inventory.........................     (1,054)       (2,747)      (847,187)     (5,615)         227,449
       Other current assets..........................         --            --       (679,401)         --         (642,551)
       Deposits and other assets, net................    (31,921)      (56,674)        34,103    (188,137)        (293,822)
       Accounts payable..............................    176,890       233,698      4,720,501     811,513       (2,237,237)
       Accrued liabilities...........................     (5,934)       31,473      1,166,108     (25,088)         271,562
       Deferred income taxes.........................         --            --      1,045,822          --          415,354
       Net cash provided by operating
          activities.................................  1,252,811     1,477,845      9,304,597     867,097        4,931,432
Investing activities:
  Purchases of videocassette rental
     inventory, net..................................   (622,828)     (890,931)    (8,282,582)   (539,192)      (5,868,674)
  Purchases of furnishings and equipment.............    (95,540)     (217,431)    (5,884,931)   (163,612)      (1,483,893)
  Proceeds from the sale of the grocery
     division........................................         --            --             --          --          745,625
  Business acquisitions..............................         --            --     (3,477,311)         --       (2,434,187)
       Net cash used in investing activities.........   (718,368)   (1,108,362)   (17,644,824)   (702,804)      (9,041,129)
Financing activities:
  Proceeds from line of credit borrowings............         --            --      2,500,000          --       10,295,934
  Proceeds from issuance of long-term debt...........    550,000       581,646      4,116,151     600,000        2,000,000
  Principal payments on long-term debt...............   (206,257)     (362,620)    (9,222,697)   (102,927)      (6,179,941)
  Capitalized initial public offering costs..........         --      (285,024)            --    (582,806)              --
  Proceeds from issuance of common stock, net........         --            --     36,963,330          --               --
  Cash paid, in the form of a deemed dividend, for
     the purchase of video chains....................         --            --    (22,396,324)         --               --
  Proceeds from the exercise of warrants.............         --            --          1,671          --               --
  Payment to limited partners........................   (810,000)           --             --          --               --
  Capital/partner contributions (withdrawals),
     net.............................................     22,910      (376,295)      (227,707)    (73,027)              --
       Net cash provided by (used in) financing
          activities.................................   (443,347)     (442,293)    11,734,424    (158,760)       6,115,993
Increase (decrease) in cash and cash
  equivalents........................................     91,096       (72,810)     3,394,197       5,533        2,006,296
Cash and cash equivalents at beginning
  of year............................................    151,305       242,401        169,591     169,591        3,563,788
Cash and cash equivalents at end of year............. $  242,401   $   169,591   $  3,563,788   $ 175,124      $ 5,570,084
Supplemental disclosure of cash flow information:
  Cash paid for interest............................. $   22,286   $    35,674   $    161,718   $  26,114      $    58,007
  Issuance of limited partnership promissory
     notes........................................... $  881,107   $        --   $         --   $      --      $        --

          See accompanying notes to consolidated financial statements.

                                 MOOVIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF BUSINESS

     Moovies, Inc. (the "Company") was incorporated in November 1994 for the purpose of entering into agreements to acquire video specialty stores, consummating an initial public offering of stock and operating video specialty stores. Concurrently with the completion of an initial public offering of stock in August 1995, the Company acquired ten other video specialty chains, including Tonight's Feature Limited Partnership II, the Company's predecessor (the "Predecessor" or "Tonight's Feature"). As of December 31, 1995, the Company operated 148 video specialty stores located in South Carolina, North Carolina, Georgia, Iowa, Virginia, Ohio, New Jersey, New York, Connecticut and Pennsylvania. Prior to August 1995, Moovies, Inc. had no operations.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements reflect the 1993, 1994 and 1995 results of operations of Tonight's Feature, the Company's predecessor, and from August 1995, the operations of the combined acquisitions (see note 2). In August 1995, Tonight's Feature was merged into the Company. Throughout these consolidated financial statements, references to the Company refer to Tonight's Feature for periods prior to August 1995.

     The consolidated balance sheet as of March 31, 1996 and the consolidated statements of operations, stockholders' equity and partners' equity (deficit) and cash flows for the three months ended March 31, 1995 and 1996 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position, results of operations and cash flows as of March 31, 1996 and for the three months ended March 31, 1995 and 1996, have been included.

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries from and after the date of acquisition of each such subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

  USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  MERCHANDISE INVENTORY

     Merchandise inventory, consisting primarily of prerecorded videocassettes, children's books and confectionery items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is stated at cost, and is amortized over its estimated economic life with no provision for salvage value. Videocassettes that are considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in each of the second and third years; and copies one through three of the titles per store are amortized as base stock.

     Certain videocassettes in the rental inventory are leased under a revenue sharing agreement with a vendor, as broker for various studios. During the revenue sharing period, which does not exceed two years, the studios retain ownership of the videocassette, and the Company shares the rental revenue with the vendor rather than purchasing the videocassette for a fixed

                                 MOOVIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

cost (typically $60 to $67). Under this agreement, the percentage of rental revenue retained by the Company generally increases during the first 90 days of the revenue sharing period, reaching a fixed percentage at 90 days. The associated handling fee per leased videocassette is amortized on a straight-line basis over the term of the lease. Revenue sharing allows the Company to order a substantially larger number of copies to fill most of the temporarily heavy demand that exists during the first few weekends of a title's release. Revenue sharing reduces the risk that the Company will be unable to recover the acquisition cost of a videocassette through rental revenue before the popularity of the title declines significantly. At the end of the revenue sharing period for a title, the Company may purchase the remaining copies of that title for generally less than $5 per copy. The purchased copies are then amortized as base stock (see Note 10).

     Videocassette rental inventory and related amortization are as follows:

                                                                DECEMBER 31,
                                                            1994            1995        MARCH 31, 1996
                                                                                         (UNAUDITED)
Videocassette rental inventory........................   $ 3,039,992    $ 38,903,293     $ 32,953,659
Accumulated amortization..............................    (2,108,780)    (22,174,877)      15,021,683
                                                         $   931,212    $ 16,728,416     $ 17,931,976

     Amortization expense related to videocassette rental inventory amounted to $772,119, $779,285, and $3,988,296 for the years ended December 31, 1993, 1994 and 1995, respectively, and $217,653 and $4,483,025 for the three months ended March 31, 1995 and 1996 (unaudited), respectively. As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (5 to 7 years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily 5 to 10 years) for leased items using the straight-line method.

  VIDEOCASSETTE REVENUE

     Revenue is recognized at the time of rental or sale of the videocassette.

  GOODWILL

     Goodwill consists of the excess of acquisition costs over the fair market value of assets acquired. Goodwill is amortized over 20 years and is shown net of accumulated amortization of $148,112 at December 31, 1995 and $509,196 at March 31, 1996 (unaudited). If facts and circumstances suggest that the excess of cost over net assets acquired will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the excess cost over net assets acquired will be reduced by the estimated shortfalls of cash flows. In connection with the acquisitions, the Company may obtain certain noncompete agreements. These agreements have minimal value and as such, none of the excess acquisition cost has been allocated to specific noncompete agreements.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 1994 and 1995 and at March 31, 1996 (unaudited), the carrying value of financial instruments such as cash and cash equivalents and accounts payable and notes payable approximated their fair values, based upon the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated using discounted cash flow analysis, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of such instruments approximated their fair value at December 31, 1994 and 1995 and at March 31, 1996 (unaudited).

  INCOME TAXES

     The Predecessor operated as a partnership for income tax purposes through August 1995. Accordingly, income taxes were paid by the Predecessor's general partners and the Predecessor had no income tax liability.

                                 MOOVIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  NET INCOME PER SHARE

     Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Weighted average common and common equivalent shares include common shares, stock options using the treasury stock method and the assumed exercise of the outstanding warrants to purchase common stock.

(2) INITIAL STOCK OFFERING AND ACQUISITIONS

  PUBLIC OFFERING

     In August 1995, the Company completed its initial public offering of 3,622,500 shares of common stock for $12.00 per share (the "offering"). The net proceeds of the offering, after deducting applicable issuance costs and expenses, were approximately $37.0 million. The proceeds were used to pay the cash portion of the acquisitions of $22.4 million, which together with the issuance of a $500,000 note payable were considered to be deemed dividends, and to repay approximately $4.2 million of long-term indebtedness of the acquisitions and $1.4 million of long-term indebtedness of Tonight's Feature. The remaining proceeds were used to acquire additional video rental chains and to open new stores, acquire new sites, renovate older locations, purchase computer equipment and for general corporate purposes.

  ACQUISITIONS

     Concurrently with the completion of the offering, the Company purchased substantially all of the assets, assumed certain liabilities and acquired the businesses of 76 video specialty stores. As defined under Rule 1-02(s) of Regulations S-X, the shareholders and owners of these video stores were considered promoters who transferred assets and liabilities to the Company in exchange for common stock. As a result, the Company recorded the assets and liabilities acquired at their historical cost bases and no goodwill was recorded in the transaction.

     Subsequent to the initial public offering, the Company acquired 48 video specialty stores from six unrelated sellers for approximately $22.1 million, including the issuance of approximately $5.9 million in notes payable and the issuance of approximately 842,000 shares of common stock. The assigned value of the shares of common stock issued was an aggregate of approximately $13.0 million, based upon the closing price of the common stock on the date of acquisition. These acquisitions were recorded under the purchase method of accounting. The excess of cost over the estimated fair value of the assets acquired of approximately $29.2 million is being amortized over 20 years on a straight-line basis.

     The following unaudited pro forma information presents the results of operations of the Company as though the aforementioned acquisitions had occurred as of the beginning of the year in which the acquisition occurred and the immediately preceding year.

                                                                                 DECEMBER 31,
                                                                             1994           1995
Pro forma revenue......................................................   $59,709,000    $67,831,000
Pro forma net income...................................................   $ 3,296,000    $ 4,339,000
Pro forma net income per share.........................................   $       .37    $       .48
Pro forma weighted average shares......................................     8,860,000      8,960,000

                                 MOOVIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(3) FURNISHINGS AND EQUIPMENT

     Furnishings and equipment consisted of the following:

                                                                  DECEMBER 31,
                                                              1994          1995        MARCH 31, 1996
                                                                                         (UNAUDITED)
Building.................................................   $      --    $   147,126     $    147,126
Furniture and fixtures...................................     772,387      5,381,083        6,057,512
Other equipment..........................................      29,000      4,824,807        5,191,929
Leasehold improvements...................................          --      2,666,848        3,655,050
Vehicles.................................................     120,246        216,130          216,967
Construction in progress.................................          --      2,190,098        1,857,451
                                                              921,633     15,426,092       17,126,035
Accumulated depreciation and amortization................    (354,890)    (5,567,140)      (6,009,204)
                                                            $ 566,743    $ 9,858,952     $ 11,116,831

     Depreciation and amortization expense on furnishings and equipment was $93,211, $127,664, and $506,759 for the years ended December 31, 1993, 1994 and
1995, respectively, and $35,249 and $442,014 for the three months ended March 31, 1995 and 1996 (unaudited), respectively.

     In December 1995, the Company entered into an ongoing operating lease agreement whereby the Company may lease its computers and phone equipment. As of December 31, 1995, the Company had a receivable from the leasing company for $1,445,029 which was included in receivables. This receivable was $511,293 at March 31, 1996 (unaudited). This receivable represents cash due for equipment sold to the leasing company which will be leased back to the Company.

                                 MOOVIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(4) LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                                          DECEMBER 31,
                                                                                       1994          1995       MARCH 31, 1996
                                                                                                                 (UNAUDITED)
Note payable to former limited partners..........................................   $  967,311    $       --      $       --
Notes payable to bank due in monthly installments of varying amounts through
  March 1997, with interest at prime plus 1.5%, secured by certain fixed
  assets.........................................................................      552,315            --              --
Notes payable to bank, due in monthly installments of varying amounts through
  November 1999, with interest at 7% to 9%, secured by certain fixed assets......       70,102            --              --
Revolving credit agreement with a related party vendor, due in March 1998, with
  interest payable monthly at prime plus 2%, secured by certain fixed assets.....      150,000            --              --
Notes payable to bank, due in monthly installments of varying amounts through
  November 2000, with interest at prime plus 1.5%, secured by all assets of
  selected stores................................................................           --       629,045              --
Note payable to bank, due in monthly installments of varying amounts through
  November 2000, with interest at 9.75%, secured by certain fixed assets.........           --       116,151         112,483
Note payable to investment company, due in monthly installments through April
  2000, with interest at 11%, secured by certain fixed assets....................           --       112,011              --
Unsecured note payable to seller, due in five equal principal payments with the
  final payment due in April 1997, with interest at 8%...........................           --       468,650         468,650
Note payable to bank, due in monthly installments of varying amounts through June
  1996, with interest at 8.5%, secured by all assets of selected stores..........           --        66,194          66,194
Subordinated note payable to investment company, due in April 2000, with interest
  at 13.5%, secured by second lien on assets of selected stores..................           --     1,500,000       3,500,000
                                                                                     1,739,728     2,892,051       4,147,327
Less current portion.............................................................     (430,726)     (481,064)       (448,971)
                                                                                    $1,309,002    $2,410,987      $3,698,356

     The Company is required to comply with certain covenants which limit the incurrence of additional debt, restrict the payment of dividends and restrict the disposition of certain assets. At year end, the Company was in compliance with such covenants.

     Scheduled maturities of long-term debt at December 31, 1995 are as follows:

1996............................................................   $  481,064
1997............................................................      300,945
1998............................................................      127,620
1999............................................................      142,950
2000............................................................    1,839,472
                                                                   $2,892,051

     At December 31, 1995, the Company had a commitment from a lender for a $2.0 million term loan which will be subordinated to the Company's revolving credit facility. In January 1996, the Company exercised its commitment and received $2.0 million under the facility. Borrowings outstanding under this loan bear interest at an annual rate of 13% and

                                 MOOVIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

mature in January 2001. In connection with the borrowing, the Company issued the lender a warrant to purchase 20,000 shares of common stock at an exercise price of $10.80 per share.

(5) LINE OF CREDIT

     The Company has a $6.5 million revolving credit facility with a bank. At December 31, 1995, the Company had outstanding borrowings under the line of $2.5 million. The borrowings bear interest at the bank's prime rate plus 1.25%, with interest payable monthly. The facility terminates in July 1996. Borrowings are secured by substantially all of the Company's assets. The Company is required to comply with certain covenants which limit the incurrence of additional debt, restrict the payment of dividends and restrict the disposition of certain assets. At December 31, 1995, the Company was in compliance with such covenants. (See Note 10.)

(6) NOTES PAYABLE

     Concurrently with the completion of its initial public offering and the acquisition of 76 video specialty stores, the Company issued a $500,000 unsecured promissory note payable to a seller. The note bears interest at a rate of 10% and matures in August 1996.

     In connection with the acquisition of the Pic-A-Flick Group in December 1995 the Company issued a $5.0 million note payable to the former owners. The note bears interest at a rate of 5.5%. The note and the related interest were repaid by the Company in January 1996.

     In connection with the acquisition of the Movie Store Group in December 1995 the Company issued a $435,215 note payable to the former owners. The note bears interest at a rate of 5.5%. The note and the related interest were repaid by the Company in January 1996.

(7) STOCKHOLDER'S EQUITY

  PREFERRED STOCK

     The Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock in one or more series, and to fix or alter the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such stock, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders' of the Company. No shares of preferred stock have been issued.

  STOCK OPTIONS

     In June 1995, the Board of Directors adopted, and the stockholders' approved, the 1995 Stock Option Plan (the "Plan"). The Plan provides for the award of incentive stock options to officers and employees and the award of non-qualified stock options and other incentive grants to directors, officers and employees. The Company has reserved 1,200,000 shares for issuance under the Plan, subject to stockholder approval. On May 15, 1996, the stockholders approved an increase in the number of shares issuable under the Plan to 1,500,000 (unaudited).

                                                                          SHARES       OPTION PRICE
Outstanding............................................................   700,450    $10.88 to $12.00
Exercisable............................................................   155,000    $10.88 to $12.00
Granted................................................................   700,450    $10.88 to $12.00
Exercised..............................................................        --           --
Canceled...............................................................        --           --
Available for future grants............................................   499,550

                                 MOOVIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1995, options outstanding become exercisable as follows:

1996...............................................................   275,567
1997...............................................................   150,566
1998...............................................................   119,317
                                                                      545,450

     All options were granted at an exercise price equal to the closing price as of the date of grant and therefore were not compensatory.

  WARRANTS

     In November 1994, the Company granted to a director a warrant to purchase 150,000 shares of Common Stock of the Company at $1.00 per share. In March 1995, the Company granted 19 former limited partners of the Predecessor warrants to purchase an aggregate of 74,352 shares of Common Stock of the Company for $.01 per share. In April 1995, the Company's Predecessor granted to Mortco, Inc., in connection with the Company's note payable to Mortco, a warrant to acquire 40,877 shares of Common Stock at an exercise price equal to the initial public offering price per share (i.e. $12.00 per share). In April 1995, the Company granted to Sirrom Capital Corporation a warrant to acquire 156,110 shares of Common Stock at $.01 per share in connection with a loan from Sirrom to the Predecessor. In July 1995, the Company agreed to issue to the Underwriters warrants to purchase 236,250 shares of Common Stock at a purchase price per share equal to 120% of the initial public offering price per share (i.e. $14.40 per share). In December 1995, the Company issued a warrant for 25,000 shares of Common Stock at a Purchase Price of $14.875 per share in connection with the Pic-A-Flick acquisition. In January 1996 in connection with issuance of a subordinated note payable the Company granted to Sirrom Capital Corporation a warrant (the "Sirrom Warrant") to purchase 20,000 shares of Common Stock at an exercise price of $10.80 per share. The warrants will be exercisable during the four year period commencing one year after the date the warrants are issued. Except for the Sirrom Warrant, all warrants were granted at an exercise price equal to the closing price on the date of grant and therefore were not compensatory. The Sirrom Warrant was granted at a price of $1.20 below the closing price and was accounted for in accordance with SFAS No. 123.

     During 1995, warrants for 167,124 shares at $.01 per share were exercised. The Company received proceeds of $1,671.

(8) COMMITMENTS

     The Company leases all of its retail facilities under noncancelable operating leases which contain renewal options and escalation clauses. Future minimum lease payments required under these leases as of December 31, 1995 are as follows:

1996...........................................................   $ 9,889,649
1997...........................................................     8,749,859
1998...........................................................     7,810,513
1999...........................................................     7,025,556
2000...........................................................     5,498,321
                                                                  $38,973,898

     Rental and related expenses amounted to $368,236, $421,836, and $2,900,697 for the years ended December 31, 1993, 1994 and 1995, respectively, and $118,450 and $2,285,542 for the three months ended March 31, 1995 and 1996 (unaudited), respectively.

     The Company has a revenue sharing agreement through 2005 whereby it is obligated to obtain a minimum annual dollar amount of new releases from a vendor. During the revenue sharing period, which is generally one year (but does not exceed two years) per title, the movie studio retains ownership of the video and the Company shares the rental revenue with the vendor.

                                 MOOVIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(9) INCOME TAXES

     Income tax expense is as follows:

                                                                   CURRENT      DEFERRED       TOTAL
Year Ended December 31, 1995:
Federal.........................................................   $ --        $  822,580    $  822,580
State...........................................................     --           223,242       223,242
     Total......................................................   $ --        $1,045,822    $1,045,822
Three months ended March 31, 1996 (unaudited):
  Federal.......................................................   $ --        $  369,030    $  369,030
  State.........................................................     --            46,324        46,324
     Total......................................................   $ --        $  415,354    $  415,354

     Income tax expense differed from the amounts computed by applying the Federal income tax rate of 34% as a result of the following:

                                                                                                                    THREE MONTHS
                                                                                YEARS ENDED DECEMBER 31,               ENDED
                                                                            1993         1994           1995       MARCH 31, 1996
                                                                                                                    (UNAUDITED)
Computed "expected" tax expense........................................   $ 80,009     $  95,575     $  955,719       $353,050
Increase (decrease) in income taxes resulting from:
  State and local income taxes, net of Federal income tax benefits.....         --            --        147,340         30,574
  Goodwill amortization................................................         --            --             --         31,730
  Income from partnership, taxable to partners.........................    (80,009)      (95,575)       (57,237)            --
Actual tax expense.....................................................   $     --     $      --     $1,045,822       $415,354

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities is as follows:

                                                                                             DECEMBER 31, 1995    MARCH 31, 1996
                                                                                                                   (UNAUDITED)

Deferred tax assets:
  Net operating loss carryforwards........................................................      $   789,196         $  113,285
  Accrued expenses and allowances deductible for books, but not for tax...................          992,848          1,110,149
                                                                                                $ 1,782,044         $1,223,434
Deferred tax liabilities:
  Furnishings and equipment, principally due to differences in depreciation...............      $ 3,403,544         $3,249,165
  Intangibles, due to differences in basis, including amortization........................        2,744,969          2,783,360
  Other...................................................................................          445,446            418,179
                                                                                                  6,593,959          6,450,704
Net deferred tax liabilities..............................................................      $ 4,811,915         $5,227,270

     Management believes that a valuation allowance is not considered necessary based upon projections of future taxable income and the reversal of taxable temporary differences over the periods during which the deferred tax assets are deductible.

     At December 31, 1995, the Company has a net operating loss carryforward for Federal income tax purposes of approximately $1,950,000. At March 31, 1996, the Company estimates a net operating loss carryforward for Federal income tax purposes of approximately $300,000 (unaudited) which is available to offset future taxable income, if any, through 2010.

                                 MOOVIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(10) SUBSEQUENT EVENTS (UNAUDITED)

     Effective January 1, 1996, the Company adopted an accelerated method of amortizing its videocassette rental inventory. Under this new method, videocassette rental inventory, which includes video games, is stated at cost, including the related costs to prepare such videocassettes for rent, and is amortized over its estimated economic life of 36 months, to its estimated salvage value ($6 per videocassette during 1996). All copies of new release videocassettes are amortized on an accelerated basis during their first four months to an average net book value of $15 and then on a straight-line basis to their estimated salvage value of $6 over the next 32 months. All copies of new release videocassettes that are purchased for less than $15 are amortized on a straight-line basis to this estimated salvage value of $6 over 36 months. The number of high and low priced new release titles purchased by the Company in any given period depends on the price assigned to each release by the movie studios. Historically, there are fewer low priced new release titles than high priced. Therefore, the Company has historically spent less on low priced new release titles. In 1995, the Company spent less than 10% of its new release budget on low priced titles. After the book value is amortized to its salvage value, it remains in inventory at that value until disposed of, at which time the salvage value is recorded as an element of cost of sales.

     Typically the Company attempts to sell half of its new release tapes between four and six months after the title is released. Half of those remaining tapes are sold between seven and nine months after the release and the stores reduce the remaining inventory to approximately three tapes after a year. After 36 months, a store will generally have one copy of that title in its inventory at a salvage value of $6. At the time of sale, any unamortized cost of the tape is charged to cost of goods sold.

     The new method of amortization was adopted because the Company believes accelerating expense recognition for new release videocassettes during the first four months more closely matches the typically higher revenue generated following a title's release, and believes $15 represents a reasonable average carrying value for tapes to be rented or sold after four months and $6 represents a reasonable salvage value for all tapes after 36 months. During the selection process of its new amortization method, the Company evaluated the revenue stream generated from a typical new release and found this information to be consistent with the information available in August 1995 when the Company selected its previous amortization method.

     The new method of amortization has been applied to videocassette rental inventory that was held in inventory at January 1, 1996. The adoption of the new method of amortization has been accounted for as a change in accounting estimate effected by a change in accounting principle and, accordingly, the Company recorded $860,000 as a pre-tax charge to operating expense in the first quarter. The charge in the current period related to amortization expense that would have been recorded for tapes had the Company adopted the new amortization method prior to January 1, 1996. The application of the new method of amortizing videocassette rental inventory, including the $860,000 or $0.06 per share charge described above, increased amortization expense for the quarter ended March 31, 1996 by approximately $1.5 million and reduced net income by approximately $891,000 and earnings per share by $0.10.

     In March 1996, the Company acquired five video specialty stores in Colorado for approximately $2.4 million.

     In March 1996, the Company signed a revolving credit facility (the "Facility") for up to $22.5 million to replace its existing revolving credit facility. The available amount of the Facility will reduce quarterly beginning on March 31, 1997 with a final maturity of June 30, 1998. The interest rate of the facility is variable based on LIBOR and the Company may repay the Facility at any time without penalty. Borrowings are secured by substantially all of the Company's assets. The more restrictive covenants under the facility require the Company to maintain certain debt to equity ratios and require the Company to maintain certain cash flow levels. Borrowings under this line of credit amounted to $12,795,934 at March 31, 1996 (unaudited).

     In April 1996, the Company signed an asset purchase agreement to purchase certain assets and business of American Multi-Entertainment, Inc. d/b/a Premiere Video ("Premiere Video") for a purchase price of approximately $11.5 million, consisting of $8.9 million in cash at closing and a final payment of $2.6 million payable in January 1997 which will be secured by a bank letter of credit. Premiere Video owns and operates 23 stores in Minnesota, Iowa, Wisconsin, South Dakota and Nebraska. The Company's obligation to complete the acquisition is contingent upon the availability of financing on terms acceptable to the Company. The Company anticipates closing the acquisition concurrently with the completion of a public offering of stock, however, there can be no assurance that the acquisition will be consummated.

     On May 1, 1996 the Company filed a Registration Statement with the SEC covering the issuance and sale by the Company of up to 3,200,000 shares of Common Stock.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
Movie Stars Entertainment Corp.:

     We have audited the accompanying statements of operating revenues and expenses and cash flows of Movie Stars (a division of Movie Stars Entertainment Corp.) for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the operating revenues and expenses and cash flows of Movie Stars (a division of Movie Stars Entertainment Corp.) for the years ended December 31, 1993 and 1994 in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greenville, South Carolina
May 19, 1995

                                  MOVIE STARS
                 (A DIVISION OF MOVIE STAR ENTERTAINMENT CORP.)
                 STATEMENTS OF OPERATING REVENUES AND EXPENSES

                                                                                                                  THREE MONTHS
                                                                                                                     ENDED
                                                                                      YEARS ENDED DECEMBER 31,     MARCH 31,
                                                                                         1993          1994           1995
                                                                                                                  (UNAUDITED)
Revenues:
  Rental revenues..................................................................   $2,373,943    $2,805,350      $791,515
  Product sales....................................................................      693,780       693,321       184,965
                                                                                       3,067,723     3,498,671       976,480

Operating costs and expenses:
  Operating expenses...............................................................    2,168,119     2,134,053       633,873
  Cost of product sales............................................................      515,910       639,234       170,168
  General and administrative.......................................................      274,240       508,326       115,880
  Interest, net....................................................................       12,315        15,410         5,914
  Other income.....................................................................      (19,727)       (9,153)       (1,997)
                                                                                       2,950,857     3,287,870       923,838

Operating revenues in excess of operating expenses.................................   $  116,866    $  210,801      $ 52,642

                See accompanying notes to financial statements.

                                  MOVIE STARS
                 (A DIVISION OF MOVIE STAR ENTERTAINMENT CORP.)
                            STATEMENTS OF CASH FLOWS

                                                                                                                  THREE MONTHS
                                                                                                                     ENDED
                                                                                     YEARS ENDED DECEMBER 31,      MARCH 31,
                                                                                        1993          1994            1995
                                                                                                                  (UNAUDITED)
Operating activities:
  Operating revenues in excess of operating expenses..............................   $  116,866    $   210,801     $   52,642
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization................................................      908,250        827,250        271,133
     Changes in operating assets and liabilities:
       Merchandise inventory......................................................     (115,573)       (25,514)       139,934
       Other current assets.......................................................         (767)       (10,539)       (25,650)
       Deposits and other assets..................................................      (11,334)       (40,720)      (113,188)
       Accounts payable...........................................................      144,525         81,516       (123,281)
       Accrued liabilities........................................................       25,295         14,159        (59,622)
          Net cash provided by operating activities...............................    1,067,262      1,056,953        141,968
Investing activities:
  Purchases of videocassette rental inventory, net................................     (805,128)      (878,023)      (259,651)
  Purchases of furnishings and equipment..........................................      (54,961)      (168,774)      (159,681)
          Net cash used in investing activities...................................     (860,089)    (1,046,797)      (419,332)
Financing activities:
  Increase in advances from shareholder...........................................      115,009         60,265         11,314
  Capital withdrawals.............................................................     (134,353)       (60,954)            --
  Proceeds from issuance of long-term debt........................................           --             --        225,000
  Principal payments on long-term debt............................................      (10,971)       (24,021)        (5,989)
          Net cash (used in) provided by financing activities.....................      (30,315)       (24,710)       230,325
Increase (decrease) in cash.......................................................      176,858        (14,554)       (47,039)
Cash at beginning of period.......................................................       22,334        199,192        184,638
Cash at end of period.............................................................   $  199,192    $   184,638     $  137,599
Supplemental disclosures of cash flow information
  Cash paid during the period for interest........................................   $   13,518    $    15,488     $    9,014

                See accompanying notes to financial statements.

                                  MOVIE STARS
                 (A DIVISION OF MOVIE STAR ENTERTAINMENT CORP.)
                         NOTES TO FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The accompanying financial statements of Movie Stars (a division of Movie Star Entertainment Corp.) include substantially all operating revenues and expenses and cash flows of Movie Stars. As of December 31, 1994, Movie Stars owned and operated ten video specialty stores in New York.

     The statements of revenues and expenses and cash flows for the three months ended March 31, 1995 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been included.

  MERCHANDISE INVENTORY

     Merchandise inventory, consisting of videocassettes, children's books and confectionery items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is stated at cost, and is amortized over its estimated economic life with no provision for salvage value. Videocassettes that are considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: the first through third copies of the titles per store are amortized as base stock; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in each of the second and third years; and the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis.

     Videocassette rental inventory and related amortization are as follows:

     Amortization expense related to videocassette rental inventory totaled $874,728 and $782,009 for the years ended December 31, 1993 and 1994, respectively, and $254,151 for the three months ended March 31, 1995 (unaudited). As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  INCOME TAXES

     Movie Stars operates as a subchapter S corporation for income tax purposes. Accordingly, income taxes are paid by the Corporation's shareholder and Movie Stars has no income tax liability.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (five to seven years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily five to 10 years) for leased items using the straight-line method.

     Depreciation and amortization expense on furniture and equipment was $33,522 and $45,241 for the years ended December 31, 1993 and 1994, respectively, and $16,982 for the three months ended March 31, 1995 (unaudited). Maintenance and repair expenditures are expensed as incurred and amounted to $20,324 and $26,405 for the years ended December 31, 1993 and 1994, respectively, and $9,378 for the three months ended March 31, 1995 (unaudited).

  VIDEOCASSETTE REVENUE

     Revenue is recognized at the time of rental or sale of the videocassette.

                                  MOVIE STARS
                 (A DIVISION OF MOVIE STAR ENTERTAINMENT CORP.)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(2) COMMITMENTS

     The Company leases all of its retail facilities under noncancelable operating leases. Future minimum lease payments required under these leases as of December 31, 1994 are as follows:

1995............................................................   $  360,517
1996............................................................      317,025
1997............................................................      279,589
1998............................................................      242,532
1999............................................................      229,439
Thereafter......................................................      322,767
                                                                   $1,751,869

     Rental and related expenses totaled $279,151 and $323,014 for the years ended December 31, 1993 and 1994, respectively, and $108,524 for the three months ended March 31, 1995 (unaudited).

(3) SUBSEQUENT EVENT (UNAUDITED)

     Under an asset purchase agreement, substantially all of the assets, certain liabilities (principally store leases) and the business of Movie Stars were sold to Moovies, Inc. concurrently with the closing of the initial public offering of common stock by Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Parr-Four, Inc.:

     We have audited the accompanying statements of operations and cash flows of Parr-Four, Inc. (d/b/a/ Video Express) for the years ended March 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Parr Four, Inc. (d/b/a/ Video Express) for the years ended March 31, 1994 and 1995 in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greenville, South Carolina
May 12, 1995

                                PARR FOUR, INC.
                             (D/B/A VIDEO EXPRESS)
                            STATEMENTS OF OPERATIONS

                                                                                                      YEARS ENDED MARCH 31,
                                                                                                        1994          1995
Revenues:
  Rental revenues.................................................................................   $3,771,153    $4,657,855
  Product sales...................................................................................      580,379       879,361
                                                                                                      4,351,532     5,537,216
Operating costs and expenses:
  Operating expenses..............................................................................    2,577,255     3,097,962
  Cost of product sales...........................................................................      505,682       790,535
  General and administrative......................................................................    1,005,974     1,411,296
                                                                                                      4,088,911     5,299,793
Operating income..................................................................................      262,621       237,423
Other income (expense):
  Interest expense................................................................................       (9,706)      (18,191)
  Other income, net...............................................................................       19,391        35,979
Income before income taxes........................................................................      272,306       255,211
Income taxes......................................................................................      102,000       115,000
Net income........................................................................................   $  170,306    $  140,211

                See accompanying notes to financial statements.

                                PARR FOUR, INC.
                             (D/B/A VIDEO EXPRESS)
                            STATEMENTS OF CASH FLOWS

                                                                                                     YEARS ENDED MARCH 31,
                                                                                                      1994           1995
Operating activities:
  Net income....................................................................................   $   170,306    $   140,211
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization..............................................................       733,763      1,098,527
     Changes in operating assets and liabilities:
       Accounts receivable......................................................................        (2,165)         2,612
       Merchandise inventory....................................................................       (35,874)       (98,204)
       Deferred income tax expense (benefit), net...............................................       (12,271)       138,575
       Income taxes receivable, net.............................................................       114,271       (156,086)
       Deposits and other assets................................................................        (8,553)       (53,070)
       Accounts payable.........................................................................        45,742        119,838
       Accrued officers' bonus..................................................................       307,125       (169,998)
       Accrued liabilities......................................................................        40,678         24,685
          Net cash provided by operating activities.............................................     1,353,022      1,047,090
Investing activities:
  Purchases of videocassette rental inventory, net..............................................      (907,818)    (1,228,500)
  Purchases of furnishings and equipment........................................................      (297,025)      (221,425)
          Net cash used in investing activities.................................................    (1,204,843)    (1,449,925)
Financing activities:
  Increase (decrease) in advances from shareholder..............................................      (250,816)       309,450
  Proceeds from issuance of long-term debt......................................................       214,000        173,685
  Principal payments on long-term debt..........................................................      (100,649)      (164,790)
          Net cash provided by (used in) financing activities...................................      (137,465)       318,345
Increase (decrease) in cash.....................................................................        10,714        (84,490)
Cash at beginning of year.......................................................................       104,828        115,542
Cash at end of year.............................................................................   $   115,542    $    31,052
Supplemental disclosures of cash flow information
  Cash paid during the year for interest........................................................   $     9,706    $    18,191
  Cash paid during the year for income taxes....................................................   $    10,240    $   122,226

                See accompanying notes to financial statements.

                                PARR FOUR, INC.
                             (D/B/A VIDEO EXPRESS)
                         NOTES TO FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     As of March 31, 1995, Parr Four, Inc. owned and operated ten video specialty stores in the Norfolk, Virginia area.

  MERCHANDISE INVENTORY

     Merchandise inventory, consisting of videocassettes, children's books and confectionery items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is stated at cost, and is amortized over its estimated economic life with no provision for salvage value. Videocassettes that are considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: the first through third copies of the titles per store are amortized as base stock; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in each of the second and third years; and the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis.

     Certain videocassettes in the rental inventory are leased under a revenue sharing agreement with a vendor, as broker for various studios. During the revenue sharing period, which is generally one year (but does not exceed two years), the studios retain ownership of the videocassette and Parr Four, Inc. shares the rental revenue with a vendor rather than purchasing the videocassette for a fixed cost (typically $60 to $67). Under this agreement, the percentage of rental revenue retained by Parr Four, Inc. generally is fixed for the first sixty days of the revenue sharing period and is then set at a higher rate for the remainder of the term. The associated handling fee per leased videocassette is amortized on a straight-line basis over the term of the lease. Revenue sharing allows Parr Four, Inc. to order a larger number of copies to meet most of the temporarily heavy demand that exists during the first few weekends of a title's release. Revenue sharing reduces the risk that Parr Four, Inc. will be unable to recover the acquisition cost of a videocassette through rental revenue before the popularity of the title declines significantly. At the end of the revenue sharing period for a title, Parr Four, Inc. may purchase the remaining copies of that title for generally less than $5 per copy. The purchased copies are then amortized as base stock.

     Amortization expense related to videocassette rental inventory totaled $640,716 and $969,721 for the years ended March 31, 1994 and 1995, respectively. As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (five to seven years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily five to 10 years) for leased items using the straight-line method.

     Depreciation and amortization expense on furnishings and equipment was $93,047 and $128,806 for the years ended March 31, 1994 and 1995, respectively. Maintenance and repair expenditures are expensed as incurred and amounted to $76,911 and $92,766 for the years ended March 31, 1994 and 1995, respectively.

  VIDEOCASSETTE REVENUE

     Revenue is recognized at the time of rental or sale of the videocassette.

  INCOME TAXES

     The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or

                                PARR FOUR, INC.
                             (D/B/A VIDEO EXPRESS)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) COMMITMENTS

     Retail facilities are leased under noncancelable operating leases. Future minimum lease payments required under these leases as of March 31, 1995 are as follows:

1995............................................................   $  654,595
1996............................................................      591,857
1997............................................................      490,214
1998............................................................      300,812
1999............................................................      200,840
Thereafter......................................................       70,500
                                                                   $2,308,818

     Rental and related expenses amounted to $527,975 and $600,612 for the years ended March 31, 1994 and 1995, respectively.

(3) INCOME TAXES

     Income tax expense (benefit) for the years ended March 31, 1994 and 1995 is as follows:

                                                                    CURRENT     DEFERRED     TOTAL
1994:
  Federal........................................................   $ 95,843    $(10,604)   $ 85,239
  State..........................................................     18,428      (1,667)     16,761
     Total.......................................................   $114,271    $(12,271)   $102,000
1995:
  Federal........................................................   $(15,575)   $116,767    $101,192
  State..........................................................     (8,000)     21,808      13,808
     Total.......................................................   $(23,575)   $138,575    $115,000

     Income tax expense differed from the amounts computed by applying the Federal income tax rate of 34% as a result of the following for the years ended March 31:

                                                                                                           1994        1995
Computed "expected" tax expense.......................................................................   $ 92,584    $ 86,765
Increase (decrease) in income taxes resulting from:
  State and local income taxes, net of Federal income tax benefits....................................     11,062       9,113
  Increase (decrease) for surtax exemption............................................................     (1,764)     18,111
  Other, net..........................................................................................        118       1,011
Actual tax expense....................................................................................   $102,000    $115,000

(4) RELATED PARTY TRANSACTIONS

     Parr-Four, Inc. leases one of its retail locations from its sole stockholder. Rental expense relating to the lease amounted to $85,200 annually for each of the years ended March 31, 1994 and 1995.

                                PARR FOUR, INC.
                             (D/B/A VIDEO EXPRESS)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(5) SUBSEQUENT EVENT (UNAUDITED)

     Under a merger agreement, all of the assets, liabilities and the business of Parr-Four, Inc. were sold to Moovies, Inc. concurrently with the closing of the initial public offering of common stock by Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
BREM, Inc.:

     We have audited the accompanying statements of operating revenues and expenses and cash flows of Video Stars (a division of BREM, Inc.) for the nine months ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the operating revenues and expenses and cash flows of Video Stars (a division of BREM, Inc.) for the nine months ended March 31, 1995 in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greenville, South Carolina
May 5, 1995

                                  VIDEO STARS
                           (A DIVISION OF BREM, INC.)
                  STATEMENT OF OPERATING REVENUES AND EXPENSES

                                                                                                              NINE MONTHS ENDED
                                                                                                                  MARCH 31,
                                                                                                                    1995
Revenues:
  Rental revenues..........................................................................................      $ 1,796,272
  Product sales............................................................................................          415,066
                                                                                                                   2,211,338
Operating costs and expenses:
  Operating expenses.......................................................................................        1,596,643
  Cost of product sales....................................................................................          282,658
  General and administrative...............................................................................          150,769
  Interest, net............................................................................................            3,966
                                                                                                                   2,034,036
Operating revenues in excess of operating expenses.........................................................      $   177,302

                See accompanying notes to financial statements.

                                  VIDEO STARS
                           (A DIVISION OF BREM, INC.)
                            STATEMENT OF CASH FLOWS

                                                                                                              NINE MONTHS ENDED
                                                                                                                  MARCH 31,
                                                                                                                    1995
Operating activities:
  Operating revenues in excess of operating expenses.......................................................       $ 177,302
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization.........................................................................         471,360
     Changes in operating assets and liabilities:
       Merchandise inventory...............................................................................          (2,244)
       Deposits and other assets...........................................................................         (42,693)
       Accounts payable....................................................................................          40,330
       Accrued liabilities.................................................................................          (8,722)
          Net cash provided by operating activities........................................................         635,333
Investing activities:
  Purchases of videocassette rental inventory, net.........................................................        (497,842)
  Purchases of furnishings and equipment...................................................................         (29,899)
          Net cash used in investing activities............................................................        (527,741)
Financing activities:
  Proceeds from issuance of long-term debt.................................................................           7,673
  Principal payments on long-term debt.....................................................................         (11,018)
  Principal payments on capital lease......................................................................         (17,509)
  Capital withdrawals......................................................................................         (62,450)
          Net cash used in financing activities............................................................         (83,304)
Increase in cash...........................................................................................          24,288
Cash at beginning of period................................................................................         118,475
Cash at end of period......................................................................................       $ 142,763
Supplemental disclosures of cash flow information
  Cash paid during the period for interest.................................................................       $   5,974
  Non-cash financing activity related to capital lease.....................................................       $  23,850

                See accompanying notes to financial statements.

                                  VIDEO STARS
                           (A DIVISION OF BREM, INC.)
                         NOTES TO FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The accompanying financial statements of Video Stars (a division of BREM, Inc., "BREM") include substantially all operating revenues and expenses and cash flows of Video Stars. As of March 31, 1995, Video Stars owned and operated eight video specialty stores in the Norfolk, Virginia area.

     Video Stars' fiscal year end is June 30; the financial statements presented reflect operations for the nine months ended March 31, 1995.

  MERCHANDISE INVENTORY

     Merchandise inventory, consisting of videocassettes, children's books and confectionery items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is stated at cost, and is amortized over its estimated economic life with no provision for salvage value. Videocassettes that are considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: the first through third copies of the titles per store are amortized as base stock; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in each of the second and third years; and the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis.

     Certain videocassettes in the rental inventory are leased under a revenue sharing agreement with a vendor, as broker for various studios. During the revenue sharing period, which generally is one year (but does not exceed two years), the studios retain ownership of the videocassette and Video Stars shares the rental revenue with a vendor rather than purchasing the videocassette for a fixed cost (typically $60 to $67). Under this agreement, the percentage of rental revenue retained by Video Stars generally is fixed for the first sixty days of the revenue sharing period and is then set at a higher rate for the remainder of the term. The associated handling fee per leased videocassette is amortized on a straight-line basis over the term of the lease. Revenue sharing allows Video Stars to order a larger number of copies to meet most of the temporarily heavy demand that exists during the first few weekends of a title's release. Revenue sharing reduces the risk that Video Stars will be unable to recover the acquisition cost of a videocassette through rental revenue before the popularity of the title declines significantly. At the end of the revenue sharing period for a title, Video Stars may purchase the copies of that title for generally less than $5 per copy. The purchased copies are then amortized as base stock.

     Amortization expense related to videocassette rental inventory totaled $440,754 for the nine months ended March 31, 1995. As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  INCOME TAXES

     Video Stars operates as a subchapter S corporation for income tax purposes. Accordingly, income taxes are paid by the Corporation's shareholder and Video Stars has no income tax liability.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (five to seven years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily five to 10 years) for leased items using the straight-line method.

     Depreciation and amortization expense on furniture and equipment was $30,606 for the nine months ended March 31, 1995. Maintenance and repair expenditures are expensed as incurred and amounted to $20,425 for the nine months ended March 31, 1995.

                                  VIDEO STARS
                           (A DIVISION OF BREM, INC.)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  VIDEOCASSETTE REVENUE

     Revenue is recognized at the time of rental or sale of the videocassette.

(2) CAPITAL LEASE OBLIGATION

     Video Stars has capital lease obligations with monthly principal and interest payments of approximately $2,200. All lease arrangements expire during fiscal 1996.

(3) COMMITMENTS

     The Company leases all of its retail facilities under noncancelable operating leases. Future minimum lease payments required under these leases as of March 31, 1995 are as follows:

1996..............................................................   $ 179,654
1997..............................................................     160,366
1998..............................................................     122,432
1999..............................................................      73,593
2000..............................................................      71,477
Thereafter........................................................     215,820
                                                                     $ 823,342

     Rental and related expenses amounted to $174,660 for the nine months ended March 31, 1995.

(4) SUBSEQUENT EVENT (UNAUDITED)

     Under a merger agreement, substantially all of the assets, liabilities and the business of Video Stars were sold to Moovies, Inc. concurrently with the closing of the initial public offering of common stock by Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Video Warehouse I Group:

     We have audited the accompanying combined statements of operating revenues and expenses and cash flows of Video Warehouse I Group for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the operating revenues and expenses and cash flows of Video Warehouse I Group for the years ended December 31, 1993 and 1994 in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greenville, South Carolina
May 17, 1995

                            VIDEO WAREHOUSE I GROUP
             COMBINED STATEMENTS OF OPERATING REVENUES AND EXPENSES

                                                                                                                THREE MONTHS
                                                                                   YEARS ENDED DECEMBER 31,    ENDED MARCH 31,
                                                                                      1993          1994            1995
                                                                                                                 (UNAUDITED)
Revenues........................................................................   $2,800,471    $3,348,190      $ 1,021,550
Operating costs and expenses:
  Operating expenses............................................................    1,568,015     2,035,877          529,214
  Cost of product sales.........................................................      592,572       705,117          274,884
  General and administrative....................................................      382,583       386,182           61,310
  Interest, net.................................................................        1,004            --               --
                                                                                    2,544,174     3,127,176          865,408
Operating revenues in excess of operating expenses..............................   $  256,297    $  221,014      $   156,142

            See accompanying notes to combined financial statements.

                            VIDEO WAREHOUSE I GROUP
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                                THREE MONTHS
                                                                                  YEARS ENDED DECEMBER 31,     ENDED MARCH 31,
                                                                                     1993          1994             1995
                                                                                                                 (UNAUDITED)
Operating activities:
  Operating revenues in excess of operating expenses...........................   $  256,297    $   221,014       $ 156,142
  Adjustments to reconcile net cash provided by operating activities:
     Depreciation and amortization.............................................      728,913      1,013,167         257,973
     Changes in operating assets and liabilities:
       Accounts payable........................................................       72,797        (84,657)        112,615
       Accrued liabilities.....................................................       50,853         82,160         (46,843)
       Net cash provided by operating activities...............................    1,108,860      1,231,684         479,887
Investing activities:
  Purchases of videocassette rental inventory, net.............................     (793,687)    (1,093,482)       (285,938)
  Purchases of furnishings and equipment.......................................       (8,858)       (50,464)           (614)
       Net cash used in investing activities...................................     (802,545)    (1,143,946)       (286,552)
Financing activities:
  Capital withdrawals..........................................................     (152,370)      (340,157)       (182,103)
  Principal payments on long-term debt.........................................       (5,008)            --              --
       Net cash used in financing activities...................................     (157,378)      (340,157)       (182,103)
Increase (decrease) in cash....................................................      148,937       (252,419)         11,232
Cash at beginning of period....................................................      150,425        299,362          46,943
Cash at end of period..........................................................   $  299,362    $    46,943       $  58,175
Supplemental disclosures of cash flow information
  Cash paid during the period for interest.....................................   $    1,072    $        --       $      --

            See accompanying notes to combined financial statements.

                            VIDEO WAREHOUSE I GROUP
                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The accompanying combined financial statements of Video Warehouse I Group include substantially all operating revenues and expenses and cash flows of the following subchapter S corporations, all commonly controlled by two shareholders; Lott's Video Warehouse of Athens, Inc., No. 1, Lott's Video Warehouse of Athens, Inc., No. 2, Lott's Video Warehouse of Dublin, Inc., Lott's Video Warehouse of Gainesville, Inc. and Lott's Video Warehouse of Milledgeville, Inc. As of December 31, 1994 Video Warehouse I Group owned and operated five video specialty stores in Georgia.

     The combined statements of operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been prepared by the Group without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been included.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is stated at cost, and is amortized over its estimated economic life with no provision for salvage value. Videocassettes that are considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: the first through third copies of the titles per store are amortized as base stock; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in each of the second and third years; and the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis.

     Amortization expense related to videocassette rental inventory amounted to $713,758 and $996,696 for the years ended December 31, 1993 and 1994, respectively, and $253,198 for the three months ended March 31, 1995 (unaudited). As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  INCOME TAXES

     Each of the corporations of Video Warehouse I Group operates as a subchapter S corporation for income tax purposes. Accordingly, income taxes are paid by the shareholders and Video Warehouse I Group has no income tax liability.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (five to seven years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily five to 10 years) for leased items using the straight-line method.

     Depreciation and amortization expense on furnishings and equipment was $15,155 and $16,471 for the years ended December 31, 1993 and 1994, respectively, and $4,775 for the three months ended March 31, 1995 (unaudited). Maintenance and repair expenditures are expensed as incurred and amounted to $16,698 and $17,739 for the years ended December 31, 1993 and 1994, respectively, and $14,447 for the three months ended March 31, 1995 (unaudited).

  VIDEOCASSETTE REVENUE

     Revenue is recognized at the time of rental or sale of the videocassette.

                            VIDEO WAREHOUSE I GROUP
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(2) COMMITMENTS

     Video Warehouse I Group leases all of its retail facilities under noncancelable operating leases. Future minimum payments under these leases as of December 31, 1994 are as follows:

1995..............................................................   $133,296
1996..............................................................     80,990
1997..............................................................      3,117
                                                                     $217,403

     Rent and related expenses totaled approximately $143,793 and 177,493, for the years ended December 31, 1993 and 1994, respectively, and $52,587 for the three months ended March 31, 1995 (unaudited).

(3) RELATED PARTY TRANSACTIONS

     Video Warehouse I Group pays a fee to BEL management for management advisory services. Expense for these services amounted to $317,686 and $338,078 for the years ended December 31, 1993 and 1994, respectively, and $51,099 for the three months ended March 31, 1995 (unaudited).

(4) SUBSEQUENT EVENTS (UNAUDITED)

     Under an asset purchase agreement, substantially all of the assets, certain liabilities (principally store leases) and the business of Video Warehouse I Group were sold to Moovies, Inc. concurrently with the closing of the initial public offering of common stock by Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Video Warehouse II Group:

     We have audited the accompanying combined statements of operating revenues and expenses and cash flows of Video Warehouse II Group for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the operating revenues and expenses and cash flows of Video Warehouse II Group for the years ended December 31, 1993 and 1994 in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greenville, South Carolina
May 19, 1995

                            VIDEO WAREHOUSE II GROUP
             COMBINED STATEMENTS OF OPERATING REVENUES AND EXPENSES

                                                                                                                  THREE
                                                                                                                  MONTHS
                                                                                                                  ENDED
                                                                                 YEARS ENDED DECEMBER 31,       MARCH 31,
                                                                                   1993            1994            1995
                                                                                                                (UNAUDITED)
Revenues...................................................................     $3,369,577      $4,551,324      $1,225,005
Operating costs and expenses:
  Operating expenses.......................................................      2,002,364       2,461,318         657,339
  Cost of product sales....................................................        500,972         942,704         200,798
  General and administrative...............................................        454,942         477,370         142,106
  Interest, net............................................................         12,883          24,355           9,082
                                                                                 2,971,161       3,905,747       1,009,325
Operating revenues in excess of operating expenses.........................     $  398,416      $  645,577      $  215,680

            See accompanying notes to combined financial statements.

                            VIDEO WAREHOUSE II GROUP
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                                     THREE
                                                                                                                     MONTHS
                                                                                                                     ENDED
                                                                                     YEARS ENDED DECEMBER 31,      MARCH 31,
                                                                                       1993           1994            1995
                                                                                                                   (UNAUDITED)
Operating activities:
  Operating revenues in excess of operating expense..............................   $   398,416    $   645,577     $  215,680
  Adjustments to reconcile to net cash provided by operating activities:
     (Gain) loss on disposal of furnishings and equipment........................        41,246        (14,170)            --
     Depreciation and amortization...............................................       841,005      1,168,695        332,191
     Changes in operating assets and liabilities:
       Other receivables.........................................................        36,775         22,912        (13,067)
       Merchandise inventory.....................................................            --        (16,705)         6,017
       Deposits and other assets.................................................            --         (5,000)            --
       Accounts payable..........................................................      (148,925)        38,151        369,204
       Accrued liabilities.......................................................       (12,803)        (3,974)        11,883
       Net cash provided by operating activities.................................     1,155,714      1,835,486        921,908
Investing activities:
  Purchases of videocassette rental inventory, net...............................    (1,140,764)    (1,136,052)      (320,893)
  Purchases of furnishings and equipment.........................................       (93,861)      (107,809)       (23,868)
       Net cash used in investing activities.....................................    (1,234,625)    (1,243,861)      (344,761)
Financing activities:
  Proceeds from issuance of long-term debt.......................................       129,360         58,640             --
  Principal payments on long-term debt...........................................       (41,578)       (19,195)       (65,304)
  Capital withdrawals, net.......................................................        (8,344)      (631,170)      (514,977)
       Net cash (used in) provided by financing activities.......................        79,438       (591,725)      (580,281)
Increase (decrease) in cash......................................................           527           (100)        (3,134)
Cash at beginning of period......................................................         5,423          5,950          5,850
Cash at end of period............................................................   $     5,950    $     5,850     $    2,716
Supplemental disclosures of cash flow information
  Cash paid during the year for interest.........................................   $     4,430    $    31,943     $    9,082

            See accompanying notes to combined financial statements.

                            VIDEO WAREHOUSE II GROUP
                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The accompanying combined financial statements include substantially all operating revenues and expenses and cash flows of the following commonly controlled subchapter S corporations and partnerships: Video Warehouse of August No. 1, Inc., Video Warehouse of Augusta No. 2, Inc., Video Warehouse of Macon No. 3, Inc., Video Warehouse of Savannah No, 1,
Inc., Video Warehouse of Augusta No. 3, Video Warehouse of Macon No. 1 and Video Warehouse of Savannah No. 2. As of December 31, 1994, Video Warehouse II Group owned and operated seven video specialty stores in Georgia.

     The combined statements of operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been prepared by the Group without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been included.

  MERCHANDISE INVENTORY

     Merchandise inventory, consisting of videocassettes, children's books and confectionery items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is stated at cost, and is amortized over its estimated economic life with no provision for salvage value. Videocassettes that are considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: the first through third copies of the titles per store are amortized as base stock; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in each of the second and third years; and the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis.

     Amortization expense related to videocassette rental inventory totaled $801,150 and $1,118,393 for the years ended December 31, 1993 and 1994, respectively, and $319,616 for the three months ended March 31, 1995 (unaudited). As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  INCOME TAXES

     All of the entities of Video Warehouse II Group operate as subchapter S corporations or partnerships for income tax purposes. Accordingly, income taxes are paid by the shareholders or partners and Video Warehouse II Group has no income tax liability.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (five to seven years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily five to 10 years) for leased items using the straight-line method.

     Depreciation and amortization expense on furnishings and equipment was $39,855 and $50,302 for the years ended December 31, 1993 and 1994, respectively, and $12,575 for the three months ended March 31, 1995 (unaudited). Maintenance and repair expenditures are expensed as incurred and amounted to $12,352 and $12,276 for the years ended December 31, 1993 and 1994, respectively, and $5,933 for the three months ended March 31, 1995 (unaudited).

  VIDEOCASSETTE REVENUE

     Revenue is recognized at the time of rental or sale of the videocassette.

                            VIDEO WAREHOUSE II GROUP
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(2) COMMITMENTS

     Video Warehouse II Group leases one of its seven retail facilities under noncancelable operating leases from non-related parties. Future minimum payments under noncancelable operating leases as of December 31, 1994 are as follows:

1995.............................................................................. $25,200

     Rental and related expenses amounted to $43,200 for the years ended December 31, 1993 and 1994, respectively, and $10,800 for the three months ended March 31, 1995 (unaudited).

(3) RELATED PARTY TRANSACTIONS

     Six of the seven stores which comprise Video Warehouse II Group are owned by the majority shareholders of Video Warehouse II Group. The Group pays monthly rent to the owners of these stores and there are no long-term lease agreements. The amount of rent paid on these stores was $207,644 and $177,711 for the years ended December 31, 1993 and 1994, respectively, and $44,428 for the three months ended March 31, 1995 (unaudited).

(4) SUBSEQUENT EVENT (UNAUDITED)

     Under three asset purchase agreements and four merger agreements, substantially all of the assets, certain liabilities (principally store leases) and the business of Video Warehouse II Group were sold to Moovies, Inc. concurrently with the closing of the initial public offering of common stock by Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
XIMPEC, Inc. and Planet Video, Inc.:

     We have audited the accompanying combined statements of operating revenues and expenses and cash flows of Planet Video (combined statements of XIMPEC, Inc. and Planet Video, Inc.) for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the operating revenues and expenses and cash flows of Planet Video (combined statements of XIMPEC, Inc. and Planet Video, Inc.) for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greenville, South Carolina
May 24, 1995

                                  PLANET VIDEO
             COMBINED STATEMENTS OF OPERATING REVENUES AND EXPENSES

                                                                                                  YEAR ENDED      THREE MONTHS
                                                                                                 DECEMBER 31,    ENDED MARCH 31,
                                                                                                     1994             1995
                                                                                                                   (UNAUDITED)
Revenues:
  Rental revenues.............................................................................     $586,648         $ 202,941
  Product sales...............................................................................      121,313            41,966
                                                                                                    707,961           244,907
Operating costs and expenses:
  Operating expenses..........................................................................      492,035           181,335
  Cost of product sales.......................................................................       71,121            18,094
  General and administrative..................................................................      101,903            32,577
  Interest, net...............................................................................       17,224             6,609
                                                                                                    682,283           238,615
Operating revenues in excess of operating expenses............................................     $ 25,678         $   6,292

            See accompanying notes to combined financial statements.

                                  PLANET VIDEO
                        COMBINED STATEMENT OF CASH FLOWS

                                                                                                  YEAR ENDED      THREE MONTHS
                                                                                                 DECEMBER 31,    ENDED MARCH 31,
                                                                                                     1994             1995
                                                                                                                   (UNAUDITED)
Operating activities:
  Operating revenues in excess of operating expenses..........................................    $   25,678        $   6,292
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization............................................................       106,504           36,010
     Changes in operating assets and liabilities:
       Merchandise inventory..................................................................       (24,437)           5,050
       Deposits and other assets..............................................................       (57,267)         (18,635)
       Accounts payable.......................................................................       134,253          (29,498)
       Accrued liabilities....................................................................        19,248            7,133
          Net cash provided by operating activities...........................................       203,979            6,352
Investing activities:
  Purchases of videocassette rental inventory, net............................................      (240,565)         (29,095)
  Purchases of furnishings and equipment......................................................      (165,116)              --
          Net cash used in investing activities...............................................      (405,681)         (29,095)
Financing activities:
  Proceeds from issuance of long-term debt....................................................       265,000               --
  Principal payments on long-term debt........................................................            --          (18,499)
          Net cash provided by (used in) financing activities.................................       265,000          (18,499)
Increase (decrease) in cash...................................................................        63,298          (41,242)
Cash at beginning of period...................................................................            --           63,298
Cash at end of period.........................................................................    $   63,298        $  22,056
Supplemental disclosures of cash flow information
  Cash paid during the period for interest....................................................    $   17,224        $   5,752
  Capital contribution of videocassette rental inventory......................................    $   24,743        $      --

            See accompanying notes to combined financial statements.

                                  PLANET VIDEO
                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The accompanying combined financial statements of Planet Video (a combined entity consisting of Ximpec, Inc. and Planet Video, Inc.) include substantially all operating revenues and expenses and cash flows of Planet Video. As of December 31, 1994, Planet Video owned and operated two video specialty stores in New Jersey and Pennsylvania.

     The combined statements of operating revenues and expenses and cash flows for the three month period ended March 31, 1995 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been included.

  MERCHANDISE INVENTORY

     Merchandise inventory, consisting of videocassettes, children's books and confectionery items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is stated at cost, and is amortized over its estimated economic life with no provision for salvage value. Videocassettes that are considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: the first through third of the titles per store are amortized as base stock; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in each of the second and third years; and the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis.

     Certain videocassettes in the rental inventory are leased under a revenue sharing agreement with a vendor, as broker for various studios. During the revenue sharing period, which generally is one year (but does not exceed two years), the studios retain ownership of the videocassette and Planet Video shares the rental revenue with a vendor rather than purchasing the videocassette for a fixed cost (typically $60 to $67). Under this agreement, the percentage of rental revenue retained by Planet Video generally is fixed for the first sixty days of the revenue sharing period and is then set at a higher rate for the remainder of the term. The associated handling fee per leased videocassette is amortized on a straight-line basis over the term of the lease. Revenue sharing allows Planet Video to order a larger number of copies to meet most of the temporarily heavy demand that exists during the first few weekends of a title's release. Revenue sharing reduces the risk that Planet Video will be unable to recover the acquisition cost of a videocassette through rental revenue before the popularity of the title declines significantly. At the end of the revenue sharing period for a title, Planet Video may purchase the copies of that title for generally less than $5 per copy. The purchased copies are then amortized as base stock.

     Amortization expense related to videocassette rental inventory totaled $89,653 for the year ended December 31, 1994 and $27,134 for the three months ended March 31, 1995 (unaudited). As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (five to seven years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily five to 10 years) for leased items using the straight-line method.

     Depreciation and amortization expense on furniture and equipment was $16,851 for the year ended December 31, 1994 and $8,876 for the three months ended March 31, 1995 (unaudited). Maintenance and repair expenditures are expensed as incurred and amounted to $4,679 for the year ended December 31, 1994 and $685 for the three months ended March 31, 1995 (unaudited).

                                  PLANET VIDEO
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  INCOME TAXES

     Each of the corporations of Planet Video operates as subchapter S corporations for income tax purposes. Accordingly, income taxes are paid by the Shareholders and Planet Video has no income tax liability.

  VIDEOCASSETTE REVENUE

     Revenue is recognized at the time of rental or sale of the videocassette.

(2) COMMITMENTS

     The Company leases all of its retail facilities under noncancelable operating leases. Future minimum lease payments required under these leases as of December 31, 1994 are as follows:

1995..............................................................   $136,879
1996..............................................................    139,266
1997..............................................................    141,723
1998..............................................................    144,255
1999..............................................................     26,079
                                                                     $588,202

     Rental and related expenses amounted to $120,675 for the year ended December 31, 1994 and $43,031 for the three months ended March 31, 1995 (unaudited).

(3) SUBSEQUENT EVENT (UNAUDITED)

     Under an asset purchase agreement, substantially all of the assets, certain liabilities (principally store leases) and the business of Planet Video were sold to Moovies, Inc. concurrently with the closing of the initial public offering of common stock by Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
First Row Video, Inc.:

     We have audited the accompanying statements of income and cash flows of First Row Video, Inc. for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of First Row Video, Inc. for the years ended December 31, 1993 and 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the financial statements, the Company changed its method of computing the amortization of its videocassette rental inventory effective January 1, 1994.

                                         KPMG PEAT MARWICK LLP

Cleveland, Ohio
April 12, 1995

                             FIRST ROW VIDEO, INC.
                              STATEMENTS OF INCOME

                                                                                                                  THREE MONTHS
                                                                                                                     ENDED
                                                                                      YEAR ENDED DECEMBER 31,      MARCH 31,
                                                                                        1993          1994            1995
                                                                                                                  (UNAUDITED)
Revenues
  Rental revenues.................................................................   $7,567,608    $ 9,680,173     $2,528,163
  Product sales...................................................................    1,125,132      1,418,894        733,849
                                                                                      8,692,740     11,099,067      3,262,012
Operating costs and expenses
  Operating expenses..............................................................    6,909,559      8,722,370      2,148,439
  Cost of product sales...........................................................      233,838        471,871        310,528
  General and administrative......................................................      993,551      1,100,297        342,099
                                                                                      8,136,948     10,294,538      2,801,066
Operating income..................................................................      555,792        804,529        460,946
Other income (expenses)
  Interest expense, net...........................................................      (63,331)       (72,623)       (30,400)
  Other...........................................................................     (157,374)        56,938         15,578
     Income before income taxes...................................................      335,087        788,844        446,124
Income taxes......................................................................      135,362        311,170        173,988
     Net income...................................................................   $  199,725    $   477,674     $  272,136

                See accompanying notes to financial statements.

                             FIRST ROW VIDEO, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                                                  THREE MONTHS
                                                                                                                     ENDED
                                                                                     YEAR ENDED DECEMBER 31,       MARCH 31,
                                                                                       1993           1994            1995
                                                                                                                  (UNAUDITED)
Operating activities:
Net income.......................................................................   $   199,725    $   477,674    $   272,136
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization..................................................     3,188,770      3,737,668        948,255
  (Gain) loss on disposal of equipment...........................................        67,712        (30,082)            --
  Deferred income tax expense....................................................       135,362        279,795        120,900
  Change in operating assets and liabilities:
     Accounts receivable.........................................................        67,050        (14,456)      (149,939 )
     Merchandise inventories.....................................................       (23,300)      (573,136)        (1,317 )
     Related party receivable and other assets...................................      (117,947)      (295,108)       (25,315 )
     Accounts payable, accrued liabilities, and other liabilities................       389,742        436,884        140,406
       Net cash provided by operating activities.................................     3,907,114      4,019,239      1,305,126
Investing activities:
  Purchases of videocassette rental inventory, net...............................    (3,520,985)    (3,546,404)    (1,116,891 )
  Purchases of furnishing and equipment..........................................      (645,299)    (1,050,559)      (117,716 )
  Proceeds from sale of fixed assets.............................................            --        143,877             --
       Net cash used in investing activities.....................................    (4,166,284)    (4,453,086)    (1,234,607 )
Financing activities:
  Increase (decrease) in notes payable, net......................................         2,011         (7,307)            --
  Increase (decrease) in long-term debt..........................................       180,687        393,099       (117,449 )
       Net cash provided by (used in) financing activities.......................       182,698        385,792       (117,449 )
       Net decrease in cash......................................................       (76,472)       (48,055)       (46,930 )
Cash and cash equivalents at beginning of year...................................       247,562        171,090        123,035
Cash and cash equivalents at end of year.........................................   $   171,090    $   123,035    $    76,105
Supplementary disclosure of cash flow information
Cash paid during the year for Interest...........................................   $    63,998    $    92,716    $    30,590

                See accompanying notes to financial statements.

                             FIRST ROW VIDEO, INC.
                         NOTES TO FINANCIAL STATEMENTS

(1) THE COMPANY

     First Row Video, Inc. (the Company), an Ohio corporation, owns and operates video specialty stores located in Ohio and Pennsylvania. As of December 31, 1994, the Company operated 24 stores.

     The statements of income and cash flows for the three months ended March 31, 1995 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of income and cash flows for the three months ended March 31, 1995 have been included.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments purchased with maturities of three months or less.

  MERCHANDISE INVENTORIES

     Merchandise inventories, consisting primarily of prerecorded videocassettes and video games available for resale, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is recorded at cost and amortized over their estimated economic life with no provision for salvage value. Prior to 1994, videocassettes were amortized over 36 months on an accelerated basis. Effective January 1, 1994, the Company changed its method of amortization. Videocassettes which are considered base stock are amortized over 36 months on a straight-line basis. Purchases of new release videocassettes and video games are amortized whereby the first through third of each title per store are amortized as base stock; the fourth through ninth copies of each title per store are amortized over 36 months on an accelerated basis; and the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis. The adoption of this change in method of amortization increased net income for the year ended December 31, 1994 by approximately $61,000.

     Amortization expense related to videocassette rental inventory totaled $2,809,819 and $3,315,028 for the years ended December 31, 1993 and 1994, respectively, and $815,195 for the three months ended March 31, 1995 (unaudited). As videocassettes are sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts, and any gain or loss is recorded.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives as follows:

Furniture and fixtures............................     seven years
Equipment and vehicles............................     five years
Leasehold improvements............................     Shorter of estimated useful life or lease term

     Depreciation and amortization expense on furnishings and equipment was $378,951 and $422,640 for the years ended December 31, 1993 and 1994, respectively, and $133,060 for the three months ended March 31, 1995 (unaudited).

  REVENUE RECOGNITION

     Revenue is recognized at the time of rental or sale of the videocassette.

  INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected

                             FIRST ROW VIDEO, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company adopted Statement 109 effective January 1, 1993. The adoption of Statement 109 had no material effect on the amount of income tax expense reported in the year ended December 31, 1993. Prior to January 1, 1992, the Company followed Statement of Financial Accounting Standards No. 96 to account for income taxes.

(3) INCOME TAXES

     The components of the provision for income tax expense are as follows:

                                                                                                                 THREE MONTHS
                                                                                        YEARS ENDED DECEMBER        ENDED
                                                                                                 31,              MARCH 31,
                                                                                          1993         1994          1995
                                                                                                                 (UNAUDITED)
Current:
  Federal............................................................................   $     --     $ 25,000      $ 42,301
  State..............................................................................         --        6,375        10,787
Total current........................................................................         --       31,375        53,088
Deferred:
  Federal............................................................................    115,058      237,826       102,765
  State..............................................................................     20,304       41,969        18,135
Total deferred.......................................................................    135,362      279,795       120,900
Total provision......................................................................   $135,362     $311,170      $173,988

     A reconciliation of the income tax at the federal statutory rate to the Company's income tax expense is as follows:

                                                                                                                 THREE MONTHS
                                                                                        YEARS ENDED DECEMBER        ENDED
                                                                                                 31,              MARCH 31,
                                                                                          1993         1994          1995
                                                                                                                 (UNAUDITED)
Income tax at statutory rate.........................................................   $113,930     $268,207      $151,682
State tax expense, net of federal income tax benefit.................................     20,304       48,344        27,341
Other................................................................................      1,128       (5,381)       (5,035)
                                                                                        $135,362     $311,170      $173,988

(4) LEASE COMMITMENTS

     The Company occupies store facilities and a warehouse and uses equipment under operating leases extending to 2004. Rent expense charged to operations totaled $661,000 and $832,000 for 1993 and 1994, respectively, and $262,572 for the three months ended March 31, 1995 (unaudited). Most leases contain options for renewal periods. In most cases, management expects that in the normal course of business, all leases will be renewed or replaced with other leases. The following is a schedule of future minimum lease payments under leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1994:

1995............................................................   $  781,154
1996............................................................      760,286
1997............................................................      747,121
1998............................................................      744,551
1999............................................................      724,160
Thereafter......................................................    3,941,229
                                                                   $7,698,501

                             FIRST ROW VIDEO, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(5) CONTROLLING INTEREST AND RELATED PARTY TRANSACTIONS

     All of the outstanding common stock is owned by two individuals.

     The Company leases various store facilities and a warehouse from an affiliated company through common ownership. Rent expense charged to operations for these facilities totaled $75,500 and $113,610 for 1993 and 1994, respectively, and $72,993 for the three months ended March 31, 1995 (unaudited). Management fee income of $38,744 and $50,704 was charged during 1993 and 1994, respectively, and $14,224 for the three months ended March 31, 1995 (unaudited) by the Company to other entities owned by the stockholders.

(6) RETIREMENT PLAN

     During 1993, the Company adopted a 401(k) defined contribution retirement plan which covers substantially all employees. The Company matches 50 percent of employees' voluntary contributions up to 6 percent of gross pay. Participants may make voluntary contributions to the plan up to 15 percent of gross wages. Total expense under the plan was $3,934 and $21,952 for 1993 and 1994, respectively, and $4,478 for the three months ended March 31, 1995 (unaudited).

(7) OTHER INCOME

     During 1994, the Company sold assets related to its "store within a store" operations. These assets included equipment and videocassette rental inventory. The total proceeds on the sale of these assets was $262,252, resulting in a gain of $53,352 which is included in other income on the statement of income and retained earnings.

(8) SUBSEQUENT EVENT (UNAUDITED)

     Under a merger agreement dated June 14, 1995, all of the assets, liabilities and the business of First Row Video, Inc. were sold to Moovies, Inc. concurrently with the closing of the initial public offering of common stock by Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Video Game Trader, Inc.:

     We have audited the accompanying statements of operations and cash flows of Video Game Trader, Inc. for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Video Game Trader, Inc. for the years ended December 31, 1993 and 1994 ended in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Cleveland, Ohio
April 12, 1995

                            VIDEO GAME TRADER, INC.
                            STATEMENTS OF OPERATIONS

                                                                                                                       THREE
                                                                                                                      MONTHS
                                                                                               YEARS ENDED             ENDED
                                                                                               DECEMBER 31,          MARCH 31,
                                                                                            1993          1994         1995
                                                                                                                     (UNAUDITED)
Revenues
  Merchandise sales...................................................................   $1,285,286    $2,618,785    $ 549,074
Operating costs and expenses
  Operating expenses..................................................................      485,000       983,534      217,819
  Cost of merchandise sales...........................................................      824,957     1,614,061      301,485
  General and administrative..........................................................        9,408        21,168        6,272
                                                                                          1,319,365     2,618,763      525,576
Operating income (loss)...............................................................      (34,079)           22       23,498
Other income (expenses):
  Interest expense, net...............................................................      (12,995)      (41,048)     (11,953)
     Net income (loss)................................................................   $  (47,074)   $  (41,026)   $  11,545

                See accompanying notes to financial statements.

                            VIDEO GAME TRADER, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                                                       THREE
                                                                                                                      MONTHS
                                                                                           YEARS ENDED DECEMBER     ENDED MARCH
                                                                                                   31,                  31,
                                                                                            1993         1994          1995
                                                                                                                    (UNAUDITED)
Operating activities:
Net income (loss)......................................................................   $ (47,074)   $ (41,026)    $   11,545
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
     Depreciation and amortization.....................................................      42,243       98,239         30,796
     Change in operating assets and liabilities
       Accounts receivable.............................................................        (355)        (947)        (2,373)
       Merchandise inventories.........................................................    (415,395)     (93,024)       (49,076)
       Prepaid expenses................................................................      (2,859)          --          1,910
       Other assets....................................................................     (19,580)      (1,497)            --
       Accounts payable and accrued expenses...........................................     378,743       52,692       (136,735)
          Net cash provided by (used in) operating activities..........................     (64,277)      14,437       (143,933)
Investing activities:
Purchases of video game rental inventory, net..........................................          --     (116,558)       (11,205)
Purchases of equipment, net............................................................    (261,698)    (130,246)        (8,128)
          Net cash used in investing activities........................................    (261,698)    (246,804)       (19,333)
Financing activities:
Proceeds from notes payable............................................................      57,994      114,839         93,751
Proceeds from repayment of long-term debt, net.........................................     335,557      161,613        (44,121)
          Net cash provided by financing activities....................................     393,551      276,452         49,630
          Net increase (decrease) in cash..............................................      67,576       44,085       (113,636)
Cash and cash equivalents at beginning of year.........................................      10,871       78,447        122,532
Cash and cash equivalents at end of year...............................................   $  78,447    $ 122,532     $    8,896
Supplementary disclosure of cash flow information
Cash paid during the year for
  Interest.............................................................................   $  12,995    $  34,365     $   12,311

                See accompanying notes to financial statements.

                            VIDEO GAME TRADER, INC.
                         NOTES TO FINANCIAL STATEMENTS

(1) THE COMPANY

     Video Game Trader, Inc. (Company), an Ohio corporation incorporated March 4, 1992, owns and operates video game specialty stores located primarily in Ohio and Pennsylvania. As of December 31, 1994, the Company operated eight stores.

     The statements of operations and cash flows for the three months ended March 31, 1995 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of income and cash flows for the three months ended March 31, 1995 have been included.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  MERCHANDISE INVENTORIES

     Merchandise inventories, consisting primarily of video games, is stated at the lower of cost of market. Cost is determined by the first-in, first-out method.

  VIDEO GAME RENTAL INVENTORY

     Video game rental inventory is recorded at cost, and amortized over their estimated economic life with no provision for salvage value. Video games which are considered base stock are amortized over 36 months on a straight-line basis. Purchases of video games are amortized whereby the first through third copies of each game per store are amortized as base stock; the fourth through ninth copies of each game per store are amortized over 36 months on an accelerated basis; the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis.

     Amortization expense related to video game rental inventory totaled $21,421 for the year ended December 31, 1994 and $10,559 for the three months ended March 31, 1995 (unaudited).

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives as follows:

Furniture and fixtures...............................   seven years
Equipment and vehicles...............................   five years
Leasehold improvements and signs.....................   Shorter of estimated useful life or lease term

     Depreciation and amortization expense on furnishings and equipment was $42,243 and $76,818 for the years ended December 31, 1993 and 1994, respectively, and $20,237 for the three months ended March 31, 1995 (unaudited).

  REVENUE RECOGNITION

     Revenue is recognized at the time of rental or sale.

  INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(3) INCOME TAXES

     At December 31, 1994, the Company had an unused net operating loss carryforward of approximately $76,000 for federal income tax purposes, expiring in 2009, available for offset against future taxable income.

                            VIDEO GAME TRADER, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Temporary differences relate to net operating loss carryforwards.

(4) LEASE COMMITMENTS

     The Company leases its facilities under operating leases extending to 2004. Following is a summary of future minimum rental payments under these leases as of December 31 1994:

1995..........................................................................   $164,513
1996..........................................................................    165,788
1997..........................................................................    150,666
1998..........................................................................    152,166
1999..........................................................................     87,713
Thereafter....................................................................     72,408
                                                                                 $793,254

     Rent expense was $57,562, and $152,346 for the years ended December 31, 1993 and 1994, respectively, and $40,216 for the three months ended March 31, 1995 (unaudited).

(5) CONTROLLING INTEREST AND RELATED PARTY TRANSACTIONS

     All of the outstanding common stock is owned by two individuals.

     The Company pays management fees to a company owned by the stockholders; such management fees charged to operations totaled $9,408 and $21,168 during 1993 and 1994, respectively, and $6,272 for the three months ended March 31, 1995 (unaudited). The Company also leases one of its store facilities from its stockholders; rent expense charged to operations for this facility totaled $15,750 and $21,000 during 1993 and 1994, respectively, and $5,250 for the three months ended March 31, 1995 (unaudited).

(6) PENSION PLAN

     During 1993, the Company adopted a 401(k) defined contribution retirement plan which covers substantially all employees. The Company matches 50 percent of employees' voluntary contributions up to 6 percent of gross wages. Participants may make voluntary contributions to the plan up to 15 percent of gross wages. Total expense under the plan was $43 and $1,192 for 1993 and 1994, respectively, and $444 for the three months period March 31, 1995 (unaudited).

(7) SUBSEQUENT EVENT (UNAUDITED)

     Under a merger agreement dated June 14, 1995, all of the assets, liabilities and the business of Video Game Trader, Inc. were sold to Moovies, Inc. concurrently with the closing of the initial public offering of common stock by Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
L.A. Video:

     We have audited the accompanying combined statements of operating revenues and expenses and cash flows of L.A. Video for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of L.A. Video's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the operating revenues and expenses and cash flows of L.A. Video for the years ended December 31, 1993 and 1994 in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greenville, South Carolina
June 30, 1995

                                   L.A. VIDEO
             COMBINED STATEMENTS OF OPERATING REVENUES AND EXPENSES

                                                                                                                     THREE
                                                                                                                     MONTHS
                                                                                                                     ENDED
                                                                                       YEARS ENDED DECEMBER 31,    MARCH 31,
                                                                                          1993          1994          1995
                                                                                                                   (UNAUDITED)
Revenues:
  Rental revenues...................................................................   $2,399,088    $2,578,482    $  889,205
  Product sales.....................................................................      353,082       485,269       148,650
                                                                                        2,752,170     3,063,751     1,037,855
Operating costs and expenses:
  Operating expenses................................................................    1,656,928     1,919,817       693,527
  Cost of product sales.............................................................      286,858       384,675       111,114
  General and administrative........................................................      164,779       182,621        59,992
  Interest, net.....................................................................       27,049        28,457         7,625
                                                                                        2,135,614     2,515,570       872,258
Operating revenues in excess of operating expenses..................................   $  616,556    $  548,181    $  165,597

            See accompanying notes to combined financial statements.

                                   L.A. VIDEO
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                                     THREE
                                                                                                                     MONTHS
                                                                                                                     ENDED
                                                                                       YEARS ENDED DECEMBER 31,    MARCH 31,
                                                                                          1993          1994          1995
                                                                                                                   (UNAUDITED)
Operating activities:
  Operating revenues in excess of operating expenses................................   $  616,556    $  548,181    $  165,597
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization..................................................      872,568       813,699       301,897
     Changes in operating assets and liabilities:
       Merchandise inventory........................................................       (2,000)      (11,000)       (1,123)
       Prepaid rent.................................................................           --        (8,533)           --
       Accounts payable.............................................................      (35,296)      154,653        (2,621)
       Accrued liabilities..........................................................       (1,381)       21,530        (3,022)
          Net cash provided by operating activities.................................    1,450,447     1,518,530       460,728
Investing activities:
  Purchases of videocassette rental inventory, net..................................     (838,441)     (986,612)     (282,359)
  Purchases of furnishings and equipment............................................      (27,894)     (353,085)      (31,023)
          Net cash used in investing activities.....................................     (866,335)   (1,339,697)     (313,382)
Financing activities:
  Increase in advances from shareholder.............................................           --       198,035        40,000
  Capital withdrawals...............................................................     (572,956)     (715,501)     (139,362)
  Proceeds from issuance of long-term debt..........................................      218,654       343,688            --
  Principal payments on long-term debt..............................................     (227,652)      (77,943)      (27,695)
          Net cash used in financing activities.....................................     (581,954)     (251,721)     (127,057)
Increase (decrease) in cash.........................................................        2,158       (72,888)       20,289
Cash at beginning of period.........................................................      100,092       102,250        29,362
Cash at end of period...............................................................   $  102,250    $   29,362    $   49,651
Supplemental disclosures of cash flow information
  Cash paid during the period for interest..........................................   $   28,396    $   30,130    $    7,925

            See accompanying notes to combined financial statements.

                                   L.A. VIDEO
                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The accompanying combined financial statements of L.A. Video include substantially all operating revenues and expenses and cash flows of the following sole proprietorships or subchapter S corporations, all commonly controlled by one or two shareholders; L.A. Video of Upper Darby; L.A. Video of Upper Dublin, Inc.; and, L.A. Video of Aldan, Inc. As of December 31, 1994, L.A. Video owned and operated five video specialty stores in the Philadelphia area.

     The combined statements of operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been included.

  MERCHANDISE INVENTORY

     Merchandise inventory, consisting of prerecorded videocassettes, children books and confectionery items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is stated at cost, and is amortized over its estimated economic life with no provision for salvage value. Videocassettes that are considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: and first through third copies of the titles per store are amortized as base stock; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in each of the second and third years; and the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis.

     Amortization expense related to videocassette rental inventory totaled $734,734 and $728,867 for the years ended December 31, 1993 and 1994, respectively, and $273,447 for the three months ended March 31, 1995 (unaudited). As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  INCOME TAXES

     Each of the entities comprising L.A. Video operate as subchapter S corporations or sole proprietorship for income tax purposes. Income taxes are paid by of the shareholders or owner. L.A. Video has no income tax liability.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (five to seven years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily five to seven years) for leasehold improvements using the straight-line method.

     Depreciation and amortization expense on furniture and equipment was $65,828 and $84,832 for the years ended December 31, 1993 and 1994, respectively, and $28,450 for the three months ended March 31, 1995 (unaudited). Maintenance and repair expenditures are expensed as incurred and amounted to $12,086 and $19,213 for the years ended December 31, 1993 and 1994, respectively, and $28,450 for the three months ended March 31, 1995 (unaudited).

  VIDEOCASSETTE REVENUE

     Revenue is recognized at the time of rental or sale of the videocassette.

                                   L.A. VIDEO
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(2) COMMITMENTS

     L.A. Video leases all of its retail facilities under noncancelable operating leases. Future minimum lease payments required under these leases as of December 31, 1994 are as follows:

1995.........................................................     $  388,119
1996.........................................................        305,118
1997.........................................................        242,567
1998.........................................................        207,727
1999.........................................................        204,589
Thereafter...................................................        555,464
                                                                  $1,903,584

     Rental and related expenses totaled $247,886 and $281,657 for the years ended December 31, 1993 and 1994, respectively, and $115,891 for the three months ended March 31, 1995 (unaudited).

(3) SUBSEQUENT EVENTS (UNAUDITED)

     Under an asset purchase agreement, substantially all of the assets, certain liabilities (principally store leases) and the business of L.A. Video were sold to Moovies, Inc. concurrently with the closing of the initial public offering of common stock by Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
MoveAmerica, Incorporated

     We have audited the accompanying statements of income and cash flows of MoveAmerica, Incorporated for the years ended November 30, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operation and cash flows of MoveAmerica, Incorporated for the years ended November 30, 1994 and 1993, in conformity with generally accepted accounting principles.

                                         MCGLADREY & PULLEN, LLP

Des Moines, Iowa
December 21, 1994

                           MOVEAMERICA, INCORPORATED
                            D/B/A/ MOVIES TO GO AND
                                  GAMES TO GO
                              STATEMENTS OF INCOME

                                                                                                      NINE MONTHS ENDED
                                                                     YEARS ENDED NOVEMBER 30,             AUGUST 31,
                                                                        1994          1993            1995          1994
                                                                                                         (UNAUDITED)
Operating revenues:
  Movies To Go
     Rental revenues..............................................   $4,863,033    $3,852,314      $3,652,954    $3,520,412
     Product sales................................................      523,934       622,053         409,806       418,980
                                                                      5,386,967     4,474,367       4,062,760     3,939,392
  Games To Go product sales.......................................    1,138,143       298,617         694,094       946,730
  Other...........................................................       11,311        19,747         206,585       212,521
                                                                      6,536,421     4,792,731       4,963,439     5,098,643
Operating costs and expenses:
  Cost of product sales -- Movies To Go...........................      381,461       380,341         362,192       291,943
  Cost of product sales -- Games To Go............................      544,934       133,414         401,638       434,255
  Compensation and related payroll costs..........................    1,647,040     1,207,517       1,087,629     1,278,973
  Depreciation....................................................    1,297,129       869,511       1,008,702       970,960
  Repairs and maintenance.........................................      116,804        87,528         223,774       190,418
  Occupancy.......................................................    1,241,509       880,818         855,532       737,245
  Advertising.....................................................      355,788       359,798         137,045       368,881
  Selling, general and administrative.............................      371,574       396,611         401,064       383,908
                                                                      5,956,239     4,315,538       4,477,576     4,656,583
       Operating income...........................................      580,182       477,193         485,863       442,060
Financial income (expense):
  Interest income.................................................          361           887             414           259
  Interest expense................................................     (106,418)      (84,098)        (67,817)      (52,535)
  Other...........................................................           --            --         (50,089)      (67,569)
                                                                       (106,057)      (83,211)       (117,492)     (119,845)
       Income before income taxes.................................      474,125       393,982         368,371       322,215
Federal and state income taxes:
  Current.........................................................      101,891        65,982          90,540        63,000
  Deferred........................................................       83,000        86,000              --            --
                                                                        184,891       151,982          90,540        63,000
       Net income.................................................   $  289,234    $  242,000      $  277,831    $  259,215

                       See notes to financial statements.

                           MOVEAMERICA, INCORPORATED
                            D/B/A/ MOVIES TO GO AND
                                  GAMES TO GO
                            STATEMENTS OF CASH FLOWS

                                                                                                    NINE MONTHS ENDED AUGUST
                                                                       YEARS ENDED NOVEMBER 30,               31,
                                                                          1994          1993           1995         1994
                                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net Income.........................................................  $   289,234   $  242,000     $  277,831   $   259,215
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation....................................................    1,297,129      869,511        968,336       933,549
     Loss on disposal of equipment...................................           --        4,142             --            --
     (Gain) on capital lease termination.............................      (44,136)          --             --            --
     Deferred taxes..................................................       83,000       86,000         83,000            --
     Change in assets and liabilities:
       (Increase) decrease in income tax refund claim
          receivable.................................................        7,571       (7,571)            68         6,847
       (Increase) decrease in merchandise inventories................      (27,152)    (116,163)        27,211           549
       Decrease in prepaid expenses..................................        9,191        2,335          5,407         8,560
       Increase (decrease) in accounts payable.......................      (89,588)     219,099       (182,740)     (128,678)
       Increase (decrease) in accrued expenses.......................      (28,954)      61,585         16,509       (57,659)
       Increase (decrease) in income taxes payable...................       74,109      (46,161)       (40,140)       52,389
          Net cash provided by operating activities..................    1,570,404    1,314,777      1,155,482     1,074,772
Cash flows from investing activities:
  Purchase of property and equipment.................................   (1,400,249)    (997,622)      (578,669)   (1,560,776)
Cash flows from financing activities:
  Proceeds from long-term borrowings.................................      387,847      138,990             --       480,463
  Proceeds from sale of common stock.................................        6,400        5,874          3,750         1,000
  Principal payments on long-term borrowings, including capital lease
     obligations.....................................................     (382,209)    (382,305)      (588,250)           --
  Payment on property and equipment purchased on account.............     (268,306)     (61,918)            --            --
  Purchase of common stock for retirement............................       (2,000)          --             --            --
          Net cash (used in) provided by financing activities........     (258,268)    (299,359)      (584,500)      481,463
          Net increase (decrease) in cash............................      (88,113)      17,796         (7,687)       (4,541)
Cash
  Beginning..........................................................      349,405      331,609        344,864       349,405
  Ending.............................................................  $   261,292   $  349,405     $  337,177   $   344,864
Supplemental disclosures of cash flow information:
  Cash payments for:
     Interest........................................................  $   106,418   $   84,098     $   67,817   $    52,535
     Income taxes....................................................  $    20,211   $  119,714     $   90,540   $    63,000
Supplemental schedule of noncash investing and financing activities:
     Property and equipment purchased on account.....................  $   249,635   $  268,306     $  124,874   $   363,284
     Property and equipment acquired through notes payable...........  $   307,161   $  129,149     $       --   $   307,161
     Capital lease termination.......................................  $   212,886   $       --     $       --   $        --

                       See notes to financial statements.

                           MOVEAMERICA, INCORPORATED
                            D/B/A/ MOVIES TO GO AND
                                  GAMES TO GO
                         NOTES TO FINANCIAL STATEMENTS

(1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF BUSINESS:

     The Company is principally engaged in the business of renting and selling prerecorded video movies, video games and video equipment with operations located in Des Moines, Ames, Ankeny, Davenport, Cedar Rapids and Coralville, Iowa. The Company has 13 Movies To Go stores and 5 Games To Go stores

     The combined statements of income and cash flows for the nine months ended August 31, 1994 and 1995 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of income and cash flows for the nine months ended August 31, 1994 and 1995 have been included.

  SIGNIFICANT ACCOUNTING POLICIES:

  MERCHANDISE INVENTORIES:

     Merchandise inventories, which consist primarily of prerecorded video cassettes and video games held for sale, are stated at the lower of cost (specific identification method) or market.

  DEPRECIATION:

     The leasehold interest in building and the leasehold improvements are depreciated over the related lease terms. Depreciation of movie cassettes held for rental and rental equipment is computed over a one to three-year estimated useful life by the straight-line method. Depreciation of office furniture and equipment is computed primarily by declining-balance methods over their estimated useful lives. It is the Company's policy to include amortization expense on assets acquired under capital lease with depreciation expense on owned assets.

  INCOME TAXES:

     Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

  VIDEOCASSETTE REVENUE:

     Revenue is recognized at the time of rental or sale of the videocassette.

(2) RENT EXPENSE

     The Company leases sixteen of its buildings and its office space under noncancellable agreements which expire between December 1994 and April 2004 and require minimum annual rentals. These leases may be renewed for periods ranging from one to five years and require payment of property taxes, insurance and maintenance. Seven of the building leases are leased from parties related to the Company. The Company has subleased one of its buildings to another company under a noncancellable agreement which begins December 1, 1994 and expires August 31, 1996 and requires annual rentals of $78,000.

     The minimum rental commitment at November 30, 1994 is due as follows:

                                                                                RELATED
                                                                TOTAL           PARTIES
Year ending November 30:
          1995..........................................      $  930,109         436,275
          1996..........................................         861,383         369,298
          1997..........................................         629,024         333,298
          1998..........................................         607,278         333,298
          1999..........................................         429,816         178,929
       Thereafter.......................................         666,616              --
                                                              $4,124,226       1,651,098

                           MOVEAMERICA, INCORPORATED
                            D/B/A/ MOVIES TO GO AND
                                  GAMES TO GO
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The preceding minimum rental commitment amounts have not been reduced by the sublease rentals mentioned above totaling $136,500 which are to be received in the future.

     Rent expense for the years ended November 30, 1994 and 1993 was $851,552 and $644,112, respectively, including rent expense to related parties of $362,265 and $273,970, respectively. Rent expense for the nine months ended August 31, 1995 and 1994 (unaudited) was $749,961 and $744,866, respectively, including rent expense to related parties of $358,195 and $259,726, respectively.

(3) COMMITMENT

     The Company has pledged $10,000 to the Iowa Film Awards to be paid next year.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Movie Store Group:

     We have audited the accompanying combined statements of operating revenues and expenses and cash flows of Movie Store Group for the eleven months ended November 30, 1995. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the operating revenues and expenses and cash flows of Movie Store Group for the eleven months ended November 30, 1995 in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greenville, South Carolina
February 2, 1996

                               MOVIE STORE GROUP
             COMBINED STATEMENTS OF OPERATING REVENUES AND EXPENSES

                                                                                                   ELEVEN MONTHS    THREE MONTHS
                                                                                                       ENDED           ENDED
                                                                                                   NOVEMBER 30,      MARCH 31,
                                                                                                       1995             1995
                                                                                                                    (UNAUDITED)
Revenues........................................................................................    $ 3,612,619       $895,084
Operating costs and expenses:
  Operating expenses............................................................................      2,391,752        620,901
  Cost of product sales.........................................................................        300,653          7,999
  General and administrative....................................................................        482,276        106,288
                                                                                                      3,174,681        735,188
Operating income................................................................................        437,938        159,896
Interest expense, net...........................................................................         34,267          4,705
Other income, net...............................................................................          6,446          6,035
Income before income taxes......................................................................        410,117        161,226
Income tax expense..............................................................................         53,875         21,178
Net income......................................................................................    $   356,242       $140,048

            See accompanying notes to combined financial statements.

                               MOVIE STORE GROUP
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                   ELEVEN MONTHS    THREE MONTHS
                                                                                                       ENDED           ENDED
                                                                                                   NOVEMBER 30,      MARCH 31,
                                                                                                       1995             1995
                                                                                                                    (UNAUDITED)
Operating activities:
  Net income....................................................................................    $   356,242      $  140,048
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization..............................................................        873,824         238,418
     Changes in operating assets and liabilities:
       Other receivables........................................................................          1,000              --
       Merchandise inventory....................................................................         (5,706)         (2,689)
       Deposits and other assets................................................................            557             657
       Accounts payable.........................................................................         95,894          10,054
       Accrued liabilities......................................................................         16,778          27,138
       Income taxes payable.....................................................................           (409)             --
       Deferred income tax, net.................................................................        (21,520)         21,178
          Net cash provided by operating activities.............................................      1,316,660         434,804
Investing activities:
  Purchases of videocassette rental inventory, net..............................................     (1,010,657)       (311,305)
  Purchases of furnishings and equipment........................................................        (83,567)        (77,944)
          Net cash used in investing activities.................................................     (1,094,224)       (389,249)
Financing activities:
  Proceeds from issuance of long-term debt......................................................         25,000              --
  Principal payments on long-term debt..........................................................           (665)             --
  Proceeds from issuance of notes payable to related parties....................................        150,000         127,900
  Principal payments on notes payable to related parties........................................        (91,335)        (31,144)
  Capital withdrawals...........................................................................       (265,400)             --
          Net cash (used in) provided by financing activities...................................       (182,400)         96,756
Increase in cash................................................................................         40,036         142,311
Cash at beginning of period.....................................................................         66,584          66,584
Cash at end of period...........................................................................    $   106,620      $  208,895
Supplemental disclosures of cash flow information:
Cash paid for:
  Interest......................................................................................    $    36,515      $    5,656
  Income taxes..................................................................................    $    76,054      $       --

            See accompanying notes to combined financial statements.

                               MOVIE STORE GROUP
                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The accompanying combined financial statements of Movie Store Group include substantially all operating revenues and expenses and cash flows of the following commonly controlled subchapter S and subchapter C corporations: The Movie Store, Inc., The Movie Store VI, Inc., Parkaire Media Associates, Ltd., and Movie Store VII, Inc. As of November 30, 1995, Movie Store Group owned and operated eight video specialty stores in Georgia.

     The combined statements of operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been prepared by the Group without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been included.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  MERCHANDISE INVENTORY

     Merchandise inventory, consisting of videocassettes, children's books and confectionery items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is stated at cost, and is amortized over its estimated economic life with no provision for salvage value. Videocassettes that are considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: the first through third copies of the titles per store are amortized as base stock; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in the each of the second and third years; and the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis.

     Amortization expense related to videocassette rental inventory totaled $823,371 for the eleven months ended November 30, 1995 and $227,419 for the three months ended March 31, 1995 (unaudited). As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  INCOME TAXES

     Each of the entities of Movie Store Group operate as subchapter S corporations or subchapter C corporations for income tax purposes. Income taxes are paid by the shareholders in the case of the S corporations.

     The C corporations account for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (five to seven years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily five to 10 years) for leasehold improvements using the straight-line method.

     Depreciation and amortization on furnishings and equipment was $50,453 for the eleven months ended November 30, 1995 and $10,999 for the three months ended March 31, 1995 (unaudited). Maintenance and repair expenditures are expensed

                               MOVIE STORE GROUP
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

as incurred and amounted to $48,593 for the eleven months ended November 30, 1995 and $3,880 for the three months ended March 31, 1995 (unaudited).

  VIDEOCASSETTE REVENUE

     Revenue is recognized at the time of rental or sale of the videocassette.

(2) COMMITMENTS

     Movie Store Group leases eight of its retail facilities and one corporate office under noncancelable operating leases from non-related parties. Future minimum payments under these leases as of November 30, 1995 are as follows:

1996....................................................................   $  720,781
1997....................................................................      671,496
1998....................................................................      634,222
1999....................................................................      456,496
Thereafter..............................................................      995,747
                                                                           $3,478,742

     Rental and related expenses amounted to $588,643 for the eleven months ended November 30, 1995 and $135,706 for the three months ended March 31, 1995 (unaudited).

(3) INCOME TAXES

     Income tax expense (benefit) is as follows:

                                                                       CURRENT    DEFERRED     TOTAL
Eleven months ended November 30, 1995:
  Federal...........................................................   $60,750    $(17,340)   $43,410
  State.............................................................    14,645      (4,180)    10,465
       Total........................................................   $75,395    $(21,520)   $53,875
Three months ended March 31, 1995 (unaudited):
  Federal...........................................................   $23,881    $ (6,816)   $17,065
  State.............................................................     5,755      (1,642)     4,113
       Total........................................................   $29,636    $ (8,458)   $21,178

     Income tax expense differed from the amounts computed by applying the Federal income tax rate of 34% as a result of the following:

                                                                                            ELEVEN          THREE
                                                                                         MONTHS ENDED      MONTHS
                                                                                         NOVEMBER 30,    ENDED MARCH
                                                                                             1995         31, 1995
                                                                                                         (UNAUDITED)

Computed "expected" tax expense.......................................................     $139,440       $  54,816
Increase (decrease) in income taxes resulting from:
  State and local income taxes, net of Federal income tax benefits....................        6,907           2,715
  Income from Subchapter S corporations, taxable to shareholders......................      (92,472)        (36,353)
Actual tax expense....................................................................     $ 53,875       $  21,178

                               MOVIE STORE GROUP
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(4) RELATED PARTY TRANSACTIONS

     One of the eight stores which comprise Movie Store Group is owned by Rio Media Associates, Inc., which is owned by a shareholder of Movie Store Group. Movie Store pays monthly rent to the company. The amount of rent paid on this store for the eleven months ended November 30, 1995 was $42,020. No rent was paid for this store for the three months ended March 31, 1995 (unaudited).

(5) SUBSEQUENT EVENT

     Under merger and purchase agreements dated December 21, 1995, all of the assets, liabilities and the business of Movie Store Group were sold to Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Pic-A-Flick Group:

     We have audited the accompanying combined statements of operating revenues and expenses and cash flows of Pic-A-Flick Group for the year ended December 31, 1994 and the eleven months ended November 30, 1995. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the operating revenues and expenses and cash flows of Pic-A-Flick Group for the year ended December 31, 1994 and the eleven months ended November 30, 1995 in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greenville, South Carolina
January 26, 1996

                               PIC-A-FLICK GROUP
             COMBINED STATEMENTS OF OPERATING REVENUES AND EXPENSES

                                                                                                                       THREE
                                                                                                        ELEVEN         MONTHS
                                                                                      YEAR ENDED     MONTHS ENDED      ENDED
                                                                                     DECEMBER 31,    NOVEMBER 30,    MARCH 31,
                                                                                         1994            1995           1995
                                                                                                                     (UNAUDITED)
Revenues..........................................................................    $6,152,378      $6,898,792     $2,025,071
Operating costs and expenses:
  Operating expenses..............................................................     4,297,992       5,226,974      1,077,846
  Cost of product sales...........................................................       468,974         543,547        727,440
  General and administrative......................................................       758,289         642,329         71,546
                                                                                       5,525,255       6,412,850      1,876,832
Operating income..................................................................       627,123         485,942        148,239
Interest expense, net.............................................................        55,524          59,380         14,733
Other (income) expense, net.......................................................       (23,487)         86,294           (727)
                                                                                          32,037         145,674         14,006
Income before income taxes........................................................       595,086         340,268        134,233
Income tax expense................................................................       150,041         121,258         47,786
Net income........................................................................    $  445,045      $  219,010     $   86,447

            See accompanying notes to combined financial statements.

                               PIC-A-FLICK GROUP
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                                         THREE
                                                                                                         ELEVEN         MONTHS
                                                                                       YEAR ENDED     MONTHS ENDED    ENDED MARCH
                                                                                      DECEMBER 31,    NOVEMBER 30,        31,
                                                                                          1994            1995           1995
                                                                                                                      (UNAUDITED)
Operating activities:
  Net income.......................................................................   $    445,045    $    219,010     $   86,447
  Adjustments to reconcile to net cash provided by operating activities:
     Loss on disposal of furnishings and equipment.................................          7,675         110,596             --
     Depreciation and amortization.................................................      1,391,212       1,714,073        384,424
     Changes in operating assets and liabilities:
       Other receivables...........................................................           (652)         (1,246)        (4,332)
          Merchandise inventory....................................................        (55,000)        (28,330)       (26,206)
       Deposits and other assets...................................................         (3,569)         (2,432)       (51,290)
       Accounts payable............................................................         94,037         219,251         63,543
       Accrued liabilities.........................................................         38,961         (32,605)        36,899
       Deferred income tax, net....................................................        150,041         121,258         13,204
     Net cash provided by operating activities.....................................      2,067,750       2,319,575        502,689
Investing activities:
  Purchases of videocassette rental inventory, net.................................     (1,570,045)     (1,819,703)      (346,007)
  Purchases of furnishings and equipment...........................................       (363,220)       (498,023)       (66,589)
  Proceeds from the sale of furnishing and equipment...............................         31,116          22,111             --
     Net cash used in investing activities.........................................     (1,902,149)     (2,295,615)      (412,596)
Financing activities:
  Principal payments on long-term debt.............................................        (85,491)        (82,520)         7,950
  Capital withdrawals..............................................................        (14,050)         (7,500)            --
     Net cash used in financing activities.........................................        (99,541)        (90,020)         7,950
Increase (decrease) in cash........................................................         66,060         (66,060)        98,043
Cash at beginning of period........................................................             --          66,060         66,060
Cash at end of period..............................................................   $     66,060    $         --     $  164,103
Supplemental disclosures of cash flow information:
  Cash paid for:
     Interest......................................................................   $     58,745    $     72,490     $   17,931

Supplemental disclosure regarding land and buildings:

  In 1994, the Group acquired land and a building with a note to the sellers for $396,000 and a note to the principle shareholder for $433,225. In 1995, the land and building were transferred to the principle shareholder in exchange for the note to the principle shareholder and the principle shareholder assumed the remaining balance of the note to the sellers. A loss of $90,220 was recorded on this transaction.

                 See accompanying notes to combined financials

                               PIC-A-FLICK GROUP
                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The accompanying combined financial statements of Pic-A-Flick Group include substantially all operating revenues and expenses and cash flows of the following commonly controlled subchapter S and subchapter C corporations:
Pic-A-Flick of Seneca, Inc.; Video Warehouse of Greenville, Inc.; Pic-A-Flick of Greenville, Inc.; Pic-A-Flick Video International, Inc.; Pic-A-Flick of Berea, Inc.; PAF-NC, Inc.; Take One Video of Simpsonville, SC, Inc.; and Pic-A-Flick of Chester, Inc. As of November 30, 1995, Pic-A-Flick Group owned and operated twenty-three video specialty stores in North and South Carolina.

     The combined statements of operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been prepared by the Group without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of operating revenues and expenses and cash flows for the three months ended March 31, 1995 have been included.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  MERCHANDISE INVENTORY

     Merchandise inventory, consisting of videocassettes, children's books and confectionery items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

  VIDEOCASSETTE RENTAL INVENTORY

     Videocassette rental inventory, which includes video games, is stated at cost, and is amortized over its estimated economic life with no provision for salvage value. Videocassettes that are considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: the first through third copies of the titles per store are amortized as base stock; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in the each of the second and third years; and the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis.

     Amortization expense related to videocassette rental inventory totaled $1,179,317 and $1,473,800 for the year ended December 31, 1994 and the eleven months ended November 30, 1995, respectively, and $325,678 for the three months ended March 31, 1995 (unaudited). As videocassette rental inventory is sold or retired, the applicable cost and accumulated amortization are eliminated from the accounts and any related gain or loss is recognized.

  INCOME TAXES

     Each of the entities of Pic-A-Flick Group operate as subchapter S corporations or subchapter C corporations for income tax purposes. Income taxes are paid by the shareholders in the case of the S corporations.

     The C corporations account for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives (five to seven years) for furnishings and equipment and the lesser of the useful lives or lease term (primarily five to ten years) for leasehold improvements using the straight-line method.

                               PIC-A-FLICK GROUP
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Depreciation and amortization expense on furnishings and equipment was $211,895 and $240,273 for the year ended December 31, 1994 and the eleven months ended November 30, 1995, respectively, and $41,558 for the three months ended March 31, 1995 (unaudited). Maintenance and repair expenditures are expensed as incurred and amounted to $101,818 and $87,176 for the year ended December 31, 1994 and the eleven months ended November 30, 1995, respectively, and $16,144 for the three months ended March 31, 1995 (unaudited).

  VIDEOCASSETTE REVENUE

     Revenue is recognized at the time of rental or sale of the videocassette.

(2) COMMITMENTS

     Pic-A-Flick Group leases 16 of its 23 retail facilities under noncancelable operating leases from non-related parties. Future minimum payments under these leases as of November 30, 1995 are as follows:

1996........................................................................   $  983,772
1997........................................................................      908,850
1998........................................................................      769,473
1999........................................................................      627,789
2000........................................................................      531,987
Thereafter..................................................................      970,096
                                                                               $4,791,967

     Rental and related expenses amounted to $854,893 and $929,453 for the year ended December 31, 1994 and the eleven months ended November 30, 1995, respectively, and $245,056 for the three months ended March 31, 1995 (unaudited).

(3) INCOME TAXES

     Income tax expense (benefit) is as follows:

                                                                       CURRENT     DEFERRED     TOTAL
Year ended December 31, 1994:
  Federal...........................................................   $ --        $120,896    $120,896
  State.............................................................     --          29,145      29,145
     Total..........................................................   $ --        $150,041    $150,041
Eleven months ended November 30, 1995:
  Federal...........................................................   $ --        $ 97,703    $ 97,703
  State.............................................................     --          23,555      23,555
     Total..........................................................   $ --        $121,258    $121,258
Three months ended March 31, 1995 (unaudited):
  Federal...........................................................   $    --     $ 38,494    $ 38,394
  State.............................................................        --        9,292       9,292
     Total                                                             $    --     $ 47,786    $ 47,786

                               PIC-A-FLICK GROUP
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Income tax expense differed from the amounts computed by applying the Federal income tax rate of 34% as a result of the following:

                                                                                                         ELEVEN
                                                                                       YEAR ENDED     MONTHS ENDED    THREE MONTHS
                                                                                      DECEMBER 31,    NOVEMBER 30,    ENDED MARCH
                                                                                          1994            1995          31, 1995
                                                                                                                      (UNAUDITED)
Computed "expected" tax expense....................................................     $202,329        $115,691        $ 45,639
Increase (decrease) in income taxes resulting from:
     State and local income taxes, net of Federal income tax benefits..............       19,236          15,546           6,133
     Income from subchapter S corporations, taxable to shareholders................      (71,524)         (9,979)         (3,986)
     Actual tax expense............................................................     $150,041        $121,258        $ 47,786

(4) RELATED PARTY TRANSACTIONS

     Seven of the 23 stores which comprise Pic-A-Flick Group are owned by the principal shareholder. Pic-A-Flick Group pays monthly rent to the principle shareholder and there are no long-term lease agreements for the periods presented. The amount of rent paid on these stores was $361,683 and $352,833 for the year ended December 31, 1994 and the eleven months ended November 30, 1995, respectively, and $75,814 for the three months ended March 31, 1995 (unaudited).

(5) SUBSEQUENT EVENT

     Under merger and purchase agreements dated December 11, 1995, all of the assets, liabilities and the business of Pic-A-Flick Group were sold to Moovies, Inc.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
American Multi-Entertainment, Inc.,
  d/b/a: Premiere Video
St. Cloud, Minnesota

Members of the Board:

     We have audited the accompanying combined statements of net assets of certain stores of American Multi-Entertainment, Inc., d/b/a Premiere Video as of December 31, 1994 and those respective stores as of December 31, 1995, and the related combined statements of operations, stores' capital, and cash flows, for the years in the three year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of certain stores of American Multi-Entertainment, Inc., d/b/a Premiere Video as of December 31, 1994, and those respective stores as of December 31, 1995, and the results of their operations and cash flows for the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                         MCMAHON, HARTMANN, AMUNDSON & CO., LLP

St. Cloud, Minnesota
May 7, 1996

              CERTAIN STORES OF AMERICAN MULTI-ENTERTAINMENT, INC.
                              D/B/A PREMIERE VIDEO
                       COMBINED STATEMENTS OF NET ASSETS

                                                                                       DECEMBER 31,              MARCH 31,
                                                                                   1994            1995            1996
                                                                                                                (UNAUDITED)
ASSETS
Current assets
  Cash.....................................................................     $    6,000      $   11,000      $    11,000
  Merchandise inventory....................................................         35,756          48,036           48,602
  Prepaid expenses.........................................................         10,800          19,800           19,800
     Total current assets..................................................         52,556          78,836           79,402
Rental tape and game inventory.............................................      1,043,339       1,938,527        1,888,232
Furnishings and equipment, net.............................................      1,198,558       2,162,243        2,161,884
Deposits and other assets..................................................        292,095         280,574          264,199
                                                                                $2,586,548       4,460,180      $ 4,393,717
LIABILITIES AND STORES' CAPITAL
Due to AMI corporate.......................................................     $1,400,836      $3,237,684      $ 2,849,616
Stores' capital............................................................      1,185,712       1,222,496        1,544,101
                                                                                $2,586,548      $4,460,180      $ 4,393,717

            See accompanying notes to combined financial statements.

              CERTAIN STORES OF AMERICAN MULTI-ENTERTAINMENT, INC.
                              D/B/A PREMIERE VIDEO
                       COMBINED STATEMENTS OF OPERATIONS

                                                                                                       THREE MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,                   MARCH 31,
                                                             1993          1994          1995          1995          1996
                                                                                                           (UNAUDITED)
Revenues
  Rental revenues......................................   $3,747,219    $4,606,308    $6,428,863    $1,446,396    $ 2,438,788
  Product sales........................................      381,163       562,933       797,482       162,353        284,637
                                                           4,128,382     5,169,241     7,226,345     1,608,749      2,723,425
Expenses
  Operating expenses...................................    2,514,952     3,348,625     4,765,157       912,301      1,613,087
  Cost of product sales................................      596,778       910,478     1,251,830       252,414        464,606
  General and administrative...........................      281,755       276,772       397,063        61,802        119,110
                                                           3,393,485     4,535,875     6,414,050     1,226,517      2,196,803
Operating income.......................................      734,897       633,366       812,295       382,232        526,622
Interest expense.......................................      110,184       119,132       139,994        38,459         30,017
Net income.............................................   $  624,713    $  514,234    $  672,301    $  343,773    $   496,605

            See accompanying notes to combined financial statements.

              CERTAIN STORES OF AMERICAN MULTI-ENTERTAINMENT, INC.
                              D/B/A PREMIERE VIDEO
                    STATEMENT OF CHANGES IN STORES' CAPITAL
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                                                                      MARCH 31,
                                                                           1993            1994           1995          1996
                                                                                                                     (UNAUDITED)
Stores' capital at beginning of period..............................    $  606,941      $1,013,878     $1,185,712    $ 1,222,496
  Distributions.....................................................      (301,546)       (342,400)      (635,517)      (175,000)
  Net income........................................................       624,713         514,234        672,301        496,605
  Capital contributions.............................................        83,770              --             --             --
Stores' capital at end of period....................................    $1,013,878      $1,185,712     $1,222,496    $ 1,544,101

            See accompanying notes to combined financial statements.

              CERTAIN STORES OF AMERICAN MULTI-ENTERTAINMENT, INC.
                              D/B/A PREMIERE VIDEO
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                                                                             MARCH 31,
                                                             1993          1994           1995          1995          1996
                                                                                                            (UNAUDITED)
Operating Activities:
  Net Income...........................................   $  624,713    $   514,234    $   672,301    $ 343,773    $  496,605
  Adjustments to Reconcile Net Income to Net Cash
     Provided by Operating Activities:
       Depreciation....................................      230,703        278,504        548,849       79,627       162,077
       Amortization....................................      916,787      1,382,729      1,695,211      347,984       619,177
       Merchandise Inventory...........................       11,920         39,916        (12,280)        (979)         (566)
       Prepaid Expenses................................       (3,895)        (2,700)        (9,000)        (900)           --
          Net Cash Provided by Operating Activities....    1,780,228      2,212,683      2,895,081      769,505     1,277,293
Investing Activities:
  Purchase of Furnishings and Equipment................          283       (653,004)    (1,512,534)    (181,638)     (161,718)
  Purchase of Rental Tape and Game Inventory, Net......     (969,857)    (1,353,744)    (2,499,056)    (453,601)     (544,342)
  (Increase) Decrease in Deposits and Other Assets.....       10,583        (92,417)       (79,822)      (1,355)       (8,165)
          Net Cash Used by Investing
            Activities.................................     (958,991)    (2,099,165)    (4,091,412)    (636,594)     (714,225)
Financing Activities:
  Due to AMI Corporate.................................     (603,461)       230,382      1,836,848     (132,411)     (388,068)
  Issuance of Common Stock.............................       83,770
  Distributions Paid to Stockholders...................     (301,546)      (342,400)      (635,517)          --      (175,000)
          Net Cash (Used by) Provided by Financing
            Activities.................................     (821,237)      (112,018)     1,201,331     (132,411)     (563,068)
Increase in Cash.......................................           --          1,500          5,000          500            --
Cash -- Beginning of Period............................        4,500          4,500          6,000        6,000        11,000
Cash -- End of Period..................................   $    4,500    $     6,000    $    11,000    $   6,500    $   11,000

                 See accompanying notes to combined financials.

              CERTAIN STORES OF AMERICAN MULTI-ENTERTAINMENT, INC.
                              D/B/A PREMIERE VIDEO
                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

  NATURE OF OPERATIONS

     The financial statements of certain stores of American Multi-Entertainment, Inc., d/b/a Premiere Video include substantially all assets and liabilities, operating revenues and expenses and cash flows of certain stores of American Multi-Entertainment, Inc., d/b/a Premiere Video. Excluded from the financial statements are certain assets of American Multi-Entertainment, Inc. which are not included in the purchase agreement. The excess of assets over liabilities is presented herein as stores' capital. Certain stores of American Multi-Entertainment, Inc., d/b/a Premiere Video are engaged in the video and game rental business in Iowa, Minnesota, Nebraska, South Dakota, and Wisconsin.

     The combined statement of net assets as of March 31, 1996 and the combined statements of operations, stores' capital and cash flows for the three months ended March 31, 1995 and 1996 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the net assets, results of operations and cash flows as of March 31, 1996 and for the three months ended March 31, 1995 and 1996, have been included.

  BASIS OF PRESENTATION

     The accompanying combined statements of net assets, statements of operations, and statements of stores' capital have been prepared from the books and records of American Multi-Entertainment, Inc. Allocations and assumptions have been made in accordance with the purchase agreement with Moovies, Inc. (See note 6)

  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  MERCHANDISE INVENTORY

     Merchandise inventory, consisting primarily of confectionary items, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method of accounting.

  RENTAL TAPE AND GAME INVENTORY

     Rental tapes and games are recorded at the lower of cost or market. Market is determined by reducing the original cost by 1/24 per month for new store openings and 1/12 per month for subsequent purchases, which has been determined to be the estimated useful life of the rental tapes and games.

     Rental tape and game inventory and related amortization are as follows:

                                                                     YEARS ENDED DECEMBER 31,       MARCH 31,
                                                                       1994            1995            1996
                                                                                                    (UNAUDITED)
Rental tape and game inventory.................................     $2,113,530      $3,389,292      $3,607,882
Accumulated amortization.......................................      1,070,191       1,450,765       1,719,650
                                                                    $1,043,339      $1,938,527      $1,888,232

     Amortization expense related to rental tape and game inventory amounted to $842,719, $1,297,661, and $1,603,868 for the years ended December 31, 1993, 1994 and 1995, respectively, $325,752 and $594,637 for the three months ended March 31, 1995 and 1996 (unaudited), respectively.

              CERTAIN STORES OF AMERICAN MULTI-ENTERTAINMENT, INC.
                              D/B/A PREMIERE VIDEO
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(1) NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED) FURNISHINGS AND EQUIPMENT

     Leasehold improvements, equipment, and vehicles are carried at cost. Major additions and betterments are charged to the property accounts while replacements, maintenance, and repairs which do not improve or extend the life of the respective assets are expensed currently.

     Depreciation of physical properties for financial reporting purposes is computed using the straight-line and declining balance methods based on the estimated useful lives of the properties as follows:

Leasehold Improvements          5-10 years
Equipment                       5-7 years
Vehicles                        5 years

  INCOME TAXES

     Effective February 1, 1993, the Company elected to be treated as a small business corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, income taxes have not been provided because the Company's income or loss and credits are passed through to the stockholders and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

  ADVERTISING

     The Company expenses advertising costs as incurred.

  DUE TO AMI CORPORATE

     American Multi-Entertainment, Inc. is responsible for paying all operating costs and expenses and indebtedness of Premiere Video. Due to AMI Corporate represents the amount owed to American Multi-Entertainment, Inc. as of the end of the periods presented.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following method and assumption were used to estimate the fair value of the class of the financial instrument:

          Cash: The carrying amount approximates fair value because of the short maturity of those investments.

(2) FURNISHINGS AND EQUIPMENT

     Furnishings and equipment consisted of the following:

                                                                         YEARS ENDED DECEMBER 31,      MARCH 31,
                                                                            1994          1995           1996
                                                                                                      (UNAUDITED)
Equipment and fixtures................................................   $1,303,287    $ 2,409,471    $ 2,465,003
Leasehold improvements................................................      438,062        829,586        859,027
                                                                          1,741,349      3,239,057      3,324,030
Accumulated depreciation..............................................     (542,791)    (1,076,814)    (1,162,146)
                                                                         $1,198,558    $ 2,162,243    $ 2,161,884

     Depreciation expense on furnishings and equipment was $230,703, $278,504 and $548,849 for the years ended December 31, 1993, 1994, and 1995, respectively, and $79,627 and $162,077 for the three months ended March 31, 1995 and 1996 (unaudited), respectively.

              CERTAIN STORES OF AMERICAN MULTI-ENTERTAINMENT, INC.
                              D/B/A PREMIERE VIDEO
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(3) DEPOSITS AND OTHER ASSETS

     Deposits and Other Assets consisted of the following:

                                                                          YEARS ENDED DECEMBER
                                                                                  31,                 MARCH 31,
                                                                           1994          1995           1996
                                                                                                     (UNAUDITED)
Lease and utility deposits..........................................     $  5,575      $ 25,088       $  25,603
Covenants not to compete............................................      286,520       255,486         238,596
                                                                         $292,095      $280,574       $ 264,199

     Covenants not to compete are recorded at cost and are being amortized over the life of the agreements. Amortization expense on covenants not to compete were $74,068, $85,068 and $91,343 for the years ended December 1993, 1994 and 1995, respectively, and $22,232, and $24,540 for the three months ended March 31, 1995 and 1996 (unaudited), respectively.

(4) COMMITMENTS AND CONTINGENCIES

     The Company is a party to several operating leases for various facilities. The majority of the leases provide that the Company pay, in addition to the minimum rent, all real estate taxes and insurance. Rent expense totaled $391,175, $456,837 and $679,340 for the years ended December 31, 1993, 1994 and
1995, respectively and $137,063 and $229,094 for the three months ended March 31, 1995 and 1996 (unaudited), respectively. The following is a schedule of future minimum rent payments required under noncancellable operating leases:

1996........................................................................   $  835,583
1997........................................................................      730,737
1998........................................................................      641,268
1999........................................................................      533,479
2000........................................................................      292,536
Thereafter..................................................................      241,207
                                                                               $3,274,810

(5) RELATED PARTY TRANSACTIONS

     The Company pays an annual management fee to Cinema Entertainment Corp., a company related through common ownership and control. Charges to income totaled $14,063, $13,637 and $30,609 for the years ended December 31, 1993, 1994, and
1995, respectively, and $5,563 and $5,000 for the three months ended March 31, 1995 and 1996 (unaudited), respectively.

(6) SUBSEQUENT EVENT (UNAUDITED)

     Under an asset purchase agreement, substantially all of the assets, certain liabilities (principally store leases) and the business of Premiere Video are to be sold to Moovies, Inc. no later than the date of the proposed public offering of common stock by Moovies, Inc.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                        PAGE
Prospectus Summary...................................     3
Risk Factors.........................................     5
The Acquisitions.....................................    10
Use of Proceeds......................................    12
Price Range of Common Stock..........................    12
Dividend Policy......................................    13
Capitalization.......................................    13
Pro Forma Financial Information......................    14
Selected Historical and Pro Forma
  Financial Data.....................................    23
Management's Discussion and Analysis of
  Financial Condition and
  Results of Operations..............................    25
Business.............................................    36
Management...........................................    43
Certain Relationships and Related
  Transactions.......................................    52
Principal Stockholders...............................    53
Description of Capital Stock.........................    54
Shares Eligible for Future Sale......................    56
Underwriting.........................................    58
Legal Matters........................................    59
Experts..............................................    59
Additional Information...............................    60
Index to Financial Statements........................   F-1


                                2,800,000 Shares


                          (Moovies Logo appears here)

                                  Common Stock

                                   PROSPECTUS
                            Needham & Company, Inc.
                           Wheat First Butcher Singer
                           Scott & Stringfellow, Inc.

                                 June 28, 1996

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an itemized statement of all expenses to be incurred in connection with the issuance and distribution of the securities that are the subject of this Registration Statement. All amounts shown, other than the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq Stock Market listing fee are estimates only.

Securities and Exchange Commission registration fee.....................................   $   15,545
NASD filing fee.........................................................................        4,500
NASDAQ/NMS listing fee..................................................................       64,000
Printing expenses.......................................................................      165,000
Transfer agent fees.....................................................................        2,500
Legal fees and expenses.................................................................      180,000
Accounting fees and expenses............................................................      100,000
"Blue sky" fees and expenses............................................................        8,000
Miscellaneous expenses..................................................................       60,455
Total...................................................................................   $  600,000

* To be provided.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Certificate of Incorporation and the Bylaws of the Company provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "Delaware Code").

     Section 145 of the Delaware Code authorizes indemnification when a person is made a party to any proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or was serving as a director, officer, employee or agent of another enterprise, at the request of the corporation, and if such person acted in good faith and in a manner reasonably believed by him or her to be in or not opposed to the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe that his or her conduct was unlawful. If it is determined that the conduct of such person meets these standards, he or she may be indemnified for expenses incurred and amounts paid in such proceeding if actually and reasonably incurred by him or her in connection therewith. If such a proceeding is brought by or on behalf of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. There can be no indemnification with respect to any matter as to which such person is adjudged to be liable to the corporation; however, a court may, even in such case, allow such indemnification to such person for such expenses as the court deems proper. Where such person is successful in any such proceeding, he or she is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases, indemnification is made by the corporation upon determination by it that indemnification of such person is proper because such person has met the applicable standard of conduct.

     Article Six of the Company's Certificate of Incorporation provides that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except for liability (a) for any breach of their duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware Code, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions or (d) for transactions from which directors derive an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following information relates to securities of Moovies, Inc. issued or sold within the past three years which were not registered under the Securities Act in 1933, as amended (the "Securities Act"):

          (a) From December 1994 through June 13, 1995, Moovies, Inc. issued an aggregate of 767,449 shares of Common Stock (after giving effect to stock dividends in June and August 1995 to John L. Taylor (461,665 shares), F. Andrew Mitchell (224,711 shares), Belinda C. Finley (75,453 shares), Cynthia A. Simister (37,726 shares) and Hailey Batson

     (11,285 shares) for consideration of $462, $225, $76, $38 and $11, respectively. Moovies, Inc. believes that these issuances are exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 152 thereof as transactions not involving a public offering.

          (b) In November 1994, the Company granted to Theodore J. Coburn a warrant to purchase 150,000 shares of Common Stock of the Company at $1.00 per share. No consideration was paid for the warrant. In April 1995, the Company granted to 19 former limited partners of Tonight's Feature warrants to purchase an aggregate of 74,352 shares of Common Stock of the Company at $.01 per share. No consideration was paid for these warrants. In April 1995, a warrant was granted to Mortco, Inc. to acquire 40,877 shares of Common Stock at an exercise price equal to the initial public offering price of $12.00 per share. No consideration was paid for this warrant. In April 1995, Moovies, Inc. granted to Sirrom Capital Corporation a warrant to acquire 156,110 shares of Common Stock at $.01 per share in connection with a loan from Sirrom Capital to Tonight's Feature, the predecessor to Moovies, Inc. In January 1996 the Company granted to Sirrom Capital a warrant to acquire 20,000 shares of Common Stock at $10.80 per share in connection with the renegotiation of the Company's loan facility. The Company believes that these issuances were exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 152 thereof as transactions not involving a public offering.

          (c) In June 1995, Moovies, Inc. entered into an Agreement and Plan of Merger with Tonight's Feature, Inc. ("TFI") and Mortco, Inc., the partners of Tonight's Feature. Under the agreement, TFI merged into Moovies, Inc. and Mortco, Inc. transferred its limited partner interest in Tonight's Feature to Moovies, Inc. As full consideration for the merger and transfer, Moovies, Inc. issued an aggregate of 1,423,195 shares of Common Stock, 641,149 shares each were issued to Douglas Raines and Michael Yeargin, the sole shareholders of TFI, and 140,897 shares were issued to Mortco, Inc. As consideration for the issuance of these shares, the Company received the business and assets of Tonight's Feature, which operated eleven video superstores. Prior to the merger, Tonight's Feature had net book value of ($500,000). Under the agreement, TFI merged into, and Mortco, Inc. transferred its interest to, Moovies, Inc. The Company believes that these issuances were exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 152 thereof as transactions not involving a public offering.

          (d) In June 1995, Moovies, Inc. entered into Asset Purchase Agreements and Merger Agreements under which video specialty stores were sold to Moovies, Inc. The Initial Acquisitions were consummated in August 1995. As partial consideration, Moovies, Inc. issued an aggregate of approximately
     1.8 million shares of Common Stock. Under these agreements, the sellers sold their video specialty stores. The Company believes that these issuances were exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 152 thereof as transactions not involving a public offering. The table below sets forth the date of the issuance, the Initial Acquisition, the purchaser and the number of shares of Common Stock purchased:

                                                                                              SHARES OF
                                                                                             COMMON STOCK
      DATE             ACQUISITION                           PURCHASER                        PURCHASED*
August 9, 1995      First Row             Rokki Rogan                                           400,000
August 9, 1995      First Row             Robert Ulam                                           150,000
August 9, 1995      Movie Stars           Movie Stars Entertainment Corp.                       252,083
August 9, 1995      Video Express         Arthur F. Greeder, III                                181,250
August 9, 1995      Video Express         Arthur F. Greeder, III and Ann E. Greeder             181,250
August 9, 1995      Video Stars           Robert L. Brown, Jr.                                  116,666
August 9, 1995      Video Warehouse 1     Lott's Video Warehouse of Athens, Inc.                 16,731
August 9, 1995      Video Warehouse 1     Lott's Video Warehouse of Athens, Inc., No. 2          16,731
August 9, 1995      Video Warehouse 1     Lott's Video Warehouse of Dublin, Inc.                 16,731
August 9, 1995      Video Warehouse 1     Lott's Video Warehouse of Gainesville, Inc.            11,540
August 9, 1995      Video Warehouse 1     Lott's Video Warehouse of Milledgeville, Inc.          16,731
August 9, 1995      Video Warehouse 2     Gerald Pryor                                          166,666
August 9, 1995      Video Warehouse 2     Kevin Griffin                                          10,737
August 9, 1995      L.A. Video            L.A. Video of Upper Dublin, Inc.                       80,813
August 9, 1995      L.A. Video            L.A. Video of Aldan, Inc.                              68,312
August 9, 1995      King Video            Tom King                                               66,666
August 9, 1995      Planet Video          XIMPEC, Inc.                                           27,083

          * At the initial public offering price of $12.00 per share.

          (e) From August 1995 through April 1996, the Company issued options to purchase an aggregate of 803,950 shares of Common Stock pursuant to the 1995 Stock Plan. The Company believes that these issuances were exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 152 thereof as transactions not involving a public offering.

          (f) In September and December 1995, Moovies, Inc. Entered into Asset Purchase Agreements and Merger Agreements under which video specialty stores were sold to Moovies, Inc. As partial consideration, Moovies, Inc. issued an aggregate of approximately 842,000 shares of Common Stock. The Company believes that these issuances were exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 152 thereof as transactions not involving a public offering. The table below sets forth the date of the issuance, the related acquisition, the purchaser, the price and the number of shares of Common Stock purchased by each purchaser.

                                                                                                      SHARES OF
                                                                                                     COMMON STOCK
DATE                       ACQUISITION                       PURCHASER                    PRICE       PURCHASED
September 18, 1995     MoveAmerica, Inc.       Richard C. Eychaner                       $16.50         253,781
                                               Andrew L. Burton and Sheila S. Burton     $16.50          29,369
                                               D. Keith West                             $16.50          23,496
                                               Howard Eychaner                           $16.50          34,086
                                               Mark E. Peters                            $16.50             411
                                               David M. Ryan                             $16.50             905
                                               Brian Gosnell                             $16.50           1,216
                                               Kurt Vanderhoef                           $16.50             370
                                               Kirk Reinert                              $16.50             294
                                               Robert A. Keenan                          $16.50             493
December 11, 1995      Pic-A-Flick             Pic-A-Flick of Berea, Inc.                $14.875         70,386**
                                               Pic-A-Flick of Seneca, Inc.               $14.875         20,168
                                               PAF-NC, Inc.                              $14.875        164,908
                                               Pic-A-Flick Video International, Inc.     $14.875         80,672
December 21, 1995      Movie Store             Paul Love                                 $14.375        161,449***

 ** In addition, the Company issued a warrant to purchase 25,000 shares of Common Stock at a price of $14.875 per share to Joseph G. Mahaffey, Sr., the principal stockholder of the "Pic-A-Flick" corporations.

*** In addition, the Merger Agreement requires the Company to issue up to 42,580 shares of Common Stock if the trading price thereof does not equal or exceed $14.375 for a ten consecutive trading day period between December 21, 1995 and September 3, 1996.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

     (a) The following exhibits, which are furnished with this Registration Statement or incorporated herein by reference, are filed as part of this Registration Statement:


EXHIBIT NO.                                                             DESCRIPTION
  1.1***       --       Form of Underwriting Agreement.
  1.2*         --       Underwriters' Warrant.
  2.1*         --       Agreement and Plan of Merger dated June 15, 1995 among Moovies, Inc., Tonight's Feature, Inc., Douglas
                        Raines, Michael Yeargin and Mortco, Inc.
  2.2*         --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and Plan of
                        Merger and Waiver dated July 13, 1995 among Moovies, Inc., First Row Video, Inc., Video Game Trader, Inc.
                        Rokki Rogan and Robert Ulam.
  2.3*         --       Asset Purchase Agreement dated June 15, 1995 as amended by First Amendment to Asset Purchase Agreement and
                        Waiver dated June 30, 1995 among Moovies, Inc. and Movie Stars Entertainment Corp. and Alan Daniels.
  2.4*         --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and Plan of
                        Merger and Waiver dated July 8, 1995 among Moovies, Inc., PARR-Four, Inc. d/b/a Video Express, Arthur F.
                        Greeder, III and Ann E. Greeder.

EXHIBIT NO.                                                             DESCRIPTION
  2.5*         --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and Plan of
                        Merger and Waiver dated July 8, 1995 among Moovies, Inc., BREM, Inc. d/b/a Video Stars and Robert L. Brown,
                        Jr.
  2.6*         --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase Agreement and
                        Waiver dated July 13, 1995 among Moovies, Inc., Lott's Video Warehouse of Athens, Lott's Video Warehouse of
                        Athens, Inc., No. 2, Lott's Video Warehouse of Dublin, Inc., Lott's Video Warehouse of Gainesville, Inc.,
                        Lott's Video Warehouse of Milledgeville, Inc., Bryant Lott and Jerry W. Lott.
  2.7*         --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase Agreement and
                        Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Augusta #3, Gerald Pryor and Michael
                        Harden.
  2.8*         --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase Agreement and
                        Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Macon #1, Gerald Pryor and Kevin
                        Griffin.
  2.9*         --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase Agreement and
                        Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Savannah #2, Gerald Pryor and Kevin
                        Griffin.
  2.10*        --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and Plan of
                        Merger and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Savannah #1, Inc., Gerald
                        Pryor and Kevin Griffin.
  2.11*        --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and Plan of
                        Merger and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Augusta #2, Inc. and Gerald
                        Pryor.
  2.12*        --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and Plan of
                        Merger and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Macon #3, Inc., Gerald Pryor,
                        Michael Harden and Eddie Williams.
  2.13*        --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and Plan of
                        Merger and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Augusta #1, Inc. and Gerald
                        Pryor.
  2.14*        --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase Agreement and
                        Waiver dated July 13, 1995 among Moovies, Inc., L.A. Video, L.A. Video of Upper Dublin, Inc., L.A. Video of
                        Aldan, Inc., Alan Warshaw and Linda Warshaw.
  2.15*        --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and Plan of
                        Merger and Waiver dated June 30, 1995 among Moovies, Inc., King Video, Inc. and Thomas C. King.
  2.16*        --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase Agreement and
                        Waiver dated July 13, 1995 among Moovies, Inc., Planet Video, Inc., XIMPEC, Inc. and Robert Klein.
  2.17*        --       Asset Purchase Agreement dated August 25, 1995 among Moovies, Inc., Moviemax Video Superstores, Inc., David
                        Thomas Roberts, Deborah C. Roberts, Freeman C. Todd and Carolyn C. Todd.
  2.18         --       Agreement and Plan of Merger dated September 15, 1995 among Moovies, Inc., Moovies of Iowa, Inc.,
                        MoveAmerica, Incorporated d/b/a Movies to Go, Richard C. Eychaner, Andy Burton, Sheila Burton, Keith West,
                        Howard Eychaner, Mark Peters, Dave Ryan, Brian Gosnell, Kurt Vanderhoef, Kirk Reinert, and Robert Keenan
                        (Incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated September 18,
                        1995).
  2.19**       --       Asset Purchase Agreement dated October 11, 1995 among Moovies, Inc., First Row Video #6 of Belmont Avenue,
                        Inc. d/b/a First Row Video, Mark A. Mallen, and Stephanie R. Mallen.
  2.20**       --       Asset Purchase Agreement dated November 20, 1995 among Moovies, Inc., Smash Video, Inc., Bobby Harrelson,
                        Rex Stephens, and Robert Exum.
  2.21         --       Agreement and Plan of Merger dated December 11, 1995 among Moovies, Inc., Moovies of the Carolinas, Inc.,
                        Pic-A-Flick of Berea, Inc., PAF-NC, Inc., Pic-A-Flick of Seneca, Inc., Video Warehouse of Greenville, Inc.,
                        Pic-A-Flick Video International, Inc., Joseph G. Mahaffey, Sr., Joseph G. Mahaffey, Jr., and Susan J.
                        Mahaffey (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated
                        December 11, 1995).
  2.22         --       Asset Purchase Agreement dated December 11, 1995 among Moovies, Inc., Moovies of the Carolinas, Inc.,
                        Pic-A-Flick of Chester, Inc., Take One Video of Simpsonville, S.C., Inc., Joseph G. Mahaffey, Sr. and
                        Alinda W. Mahaffey (Incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K
                        dated December 11, 1995).
  2.23         --       Stock Purchase Agreement dated December 11, 1995 among Moovies, Inc., Moovies of the Carolinas, Inc.,
                        Pic-A-Flick of Greenville, Inc., and Joseph G. Mahaffey, Sr. (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated December 11, 1995).

EXHIBIT NO.                                                             DESCRIPTION
  2.24         --       Agreement and Plan of Merger dated December 21, 1995 among Moovies, Inc., Moovies of Georgia, Inc., The
                        Movie Store, Inc., The Movie Store VI, Inc., and Paul D. Love (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated December 21, 1995).
  2.25         --       Asset Purchase Agreement dated December 21, 1995 among Moovies, Inc., Moovies of Georgia, Inc., and Movie
                        Store VII, Inc. (Incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K dated
                        December 21, 1995).
  2.26         --       Asset Purchase Agreement dated December 21, 1995 among Moovies, Inc., Moovies of Georgia, Inc., and
                        Parkaire Media Associates, Ltd. (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated December 21, 1995).
  2.27***      --       Asset Purchase Agreement dated March 19, 1996, among Moovies, Inc., Showtime U.S.A., Ltd., Jerry Hilburn,
                        Lois Hilburn, Justin Hilburn, Phil Blanton, Paige Wood, and Neil Granath.
  2.28***      --       Asset Purchase Agreement dated April 30, 1996 among Moovies, Inc., American Mult-Entertainment, Inc. d/b/a
                        Premiere Video, Dave Ross, Tony Tillemans, Matthew Otto, Nicole Ross, Anthony Ross, and Catherine Ross as
                        Custodian for Mark Ross.
  3.1*         --       Restated Certificate of Incorporation of Moovies, Inc.
  3.2          --       Restated Bylaws of Moovies, Inc. (Incorporated by reference to Exhibit 3.2 in the Registrant's Quarterly
                        Report on Form 10-Q for the quarter ended March 31, 1996).
  4.1*         --       Specimen Common Stock Certificate.
  5.1***       --       Opinion of Arnall Golden & Gregory.
 10.1*         --       Form of Registration Rights Agreement.
 10.1.1***     --       Registration Rights Agreement dated August 9, 1995 between Moovies, Inc. and Mortco, Inc.
 10.1.2***     --       Amendment and Joinder Agreement for Registration Rights Agreement dated September 18, 1995 among Moovies,
                        Inc., Richard C. Eychaner, Andy Burton, Sheila Burton, Keith West, Howard Eychaner, Mark Peters, Dave Ryan,
                        Brian Gosnett, Kurt Vanderhoef, Kirk Reinert and Robert Keenan.
 10.1.3***     --       Piggyback Registration Rights Agreement dated December 11, 1995 among Moovies, Inc., Joseph G. Mahaffey,
                        Sr., Joseph G. Mahaffey, Jr. and Susan J. Mahaffey.
 10.1.4***     --       Piggyback Registration Rights Agreement dated December 21, 1995 between Moovies, Inc. and Paul D. Love.
 10.2*         --       Rentrak National Account Agreement dated March 8, 1995, as amended by First Addendum dated March 8, 1995 and Amendment to First Addendum dated as of June 16, 1995.
 10.2.1**      --       Letter Agreement dated January 17, 1996, between Moovies, Inc. and Baker & Taylor Entertainment, a division of Baker & Taylor.
 10.2.2***     --       Second Addendum to Rentrak National Account Agreement, dated May 18, 1995.
 10.3*         --       1995 Stock Plan and forms of Stock Option Agreements.
 10.3.1***     --       First Amendment to 1995 Stock Plan.
 10.3.2***     --       Form of Non-Qualified Stock Option Agreement
 10.4*         --       Employment Agreement effective September 1994 between Tonight's Feature, Inc. and John L. Taylor.
 10.5*         --       Employment Agreement effective March 1995 between Tonight's Feature Limited Partnership II and F. Andrew
                        Mitchell.
 10.6*         --       Form of Employment Agreement between Moovies, Inc. and Douglas Raines.
 10.7*         --       Form of Employment Agreement between Moovies, Inc. and Michael Yeargin.
 10.8*         --       Form of Employment Agreement between Moovies, Inc. and Alan Daniels.
 10.9*         --       Form of Employment Agreement between Moovies, Inc. and Robert Klein.
 10.9.1***     --       Employment Agreement dated October 1, 1995 between Moovies, Inc. and Robert Klein.
 10.10*        --       Form of Employment Agreement between Moovies, Inc. and Rokki Rogan.
 10.11*        --       Form of Employment Agreement between Moovies, Inc. and Arthur F. Greeder, III.
 10.12*        --       Form of Employment Agreement between Moovies, Inc. and Alan Warshaw.
 10.13*        --       Loan Agreement, in the principal amount of $550,000 dated August 31, 1993 between Tonight's Feature Limited
                        Partnership II and BB&T.
 10.14*        --       Promissory Note in the principal amount of $550,000 dated August 31, 1993, between Tonight's Feature
                        Limited Partnership II and BB&T.
 10.15*        --       Promissory Note in the principal amount of $150,000 dated August 25, 1994, between Tonight's Feature
                        Limited Partnership II and BB&T.
 10.16*        --       Promissory Note in the principal amount of $125,000 dated December 15, 1994, between Tonight's Feature
                        Limited Partnership II and BB&T.
 10.17*        --       Secured Revolving Note in the principal amount of $250,000 dated November 24, 1993 between Tonight's
                        Feature Limited Partnership II and Rentrak.

EXHIBIT NO.                                                             DESCRIPTION
 10.18*        --       Security Agreement dated November 24, 1993 between Tonight's Feature Limited Partnership II and Mortco,
                        Inc.
 10.19*        --       Revolving Credit Agreement dated March 8, 1995 between Tonight's Feature Limited Partnership II, Tonight's
                        Feature, Inc. and Mortco, Inc., as amended by First Amendment dated June 13, 1995.
 10.20*        --       Secured Revolving Note in the principal amount of $750,000 dated March 8, 1995 between Tonight's Feature and Mortco, Inc.
 10.21*        --       Security Agreement dated March 8, 1995 between Tonight's Feature and Mortco, Inc.
 10.22*        --       Promissory Notes dated August 31, 1993 between Tonight's Feature and former limited partners.
 10.23*        --       Warrant Agreement dated April 19, 1995 with Sirrom Capital Corporation, as amended June 14, 1995.
 10.23.1***    --       Warrant Agreement dated January 5, 1996 with Sirrom Capital Corporation.
 10.24*        --       Warrant Agreement dated April 19, 1995 with Mortco, Inc., as amended June 13, 1995.
 10.25*        --       Stock Purchase Warrant dated November 30, 1994 with Theodore J. Coburn.
 10.26*        --       Form of Warrant for former limited partners.
 10.27*        --       Loan Agreement dated April 19, 1995 by and between Tonight's Feature Limited Partnership II and Sirrom
                        Capital Corporation.
 10.27.1***    --       First Amendment to Loan Agreement and Loan Documents dated January 5, 1996 between Moovies, Inc. and Sirrom
                        Capital Corporation.
 10.27.2***    --       Secured Promissory Note in the original principal amount of $2,000,000 between Moovies, Inc. and Sirrom
                        Capital Corporation.
 10.28**       --       Promissory Note from Moovies of the Carolinas, Inc. in favor of Take One Video of Simpsonville, S.C., Inc.
                        in the amount of $1,625,000, with related Letter of Credit to secure payment thereof from Carolina First
                        Bank.
 10.29**       --       Promissory Note from Moovies of the Carolinas, Inc. in favor of Pic-A-Flick of Chester, Inc. in the amount of $375,000, with related Letter of Credit to secure payment thereof from Carolina First Bank.
 10.30**       --       Promissory Note from Moovies of the Carolinas, Inc. in favor of Joseph G. Mahaffey, Sr., in the principal amount of $3,000,000, with related Letter of Credit to secure payment thereof from Carolina First Bank.
 10.31**       --       Promissory Note dated December 21, 1995 from Moovies, Inc. in favor of Movie Store VII, Inc. in the original principal amount of $435,215 .
 10.32**       --       Promissory Note dated December 21, 1995 from Moovies, Inc., in favor of Parkaire Media Associates, Ltd. in the original principal amount of $468,650.
 10.33**       --       Stock Purchase Warrant from Moovies, Inc. to Joseph G. Mahaffey, Sr.
 10.34***      --       Credit Agreement dated March 29, 1996, between Moovies, Inc. and First Union National Bank as agent.
 10.35***      --       Sublease Agreement dated December 1, 1995 between Dow Brands, L.P. and Moovies, Inc.
 10.36***      --       Form of Severance Agreement with Executive Officers.
 10.37***      --       Form of Severance Agreement with Robert Klein.
 11***         --       Statement re computation of per share earnings.
 21.1***       --       Subsidiaries of the Company.
 23.1****      --       Consent of KPMG Peat Marwick LLP.
 23.2****      --       Consent of McGladrey & Pullen, LLP.
 23.3***       --       Consent of Arnall Golden & Gregory (contained in Exhibit 5.1).
 23.4****      --       Consent of McMahon, Hartmann, Amundson & Co., LLP
 24.1***       --       Power of Attorney (contained on Signature page of the Registration Statement).

     * Incorporated by reference to the same Exhibit number in the Registrant's Registration Statement on Form S-1 (No. 33-93562).

   ** Incorporated by reference to the same Exhibit number in the Registrant's
      Annual Report on Form 10-K for the year ended December 31, 1995.

  *** Previously filed.

 **** Filed herewith.

ITEM 17. UNDERTAKINGS

     (a) Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registration has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (c) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina on June 28, 1996.


                                         MOOVIES, INC.

                                         By: /s/      F. ANDREW MITCHELL
                                                    F. Andrew Mitchell
                                                  Chief Financial Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement was signed by the following persons in the capacities indicated on June 28, 1996.


                      SIGNATURE                                              TITLE

          /s/               JOHN L. TAYLOR*             Chairman, President and Chief Executive Officer
                    JOHN L. TAYLOR                        (Principal Executive Officer) and Director

          /s/             F. ANDREW MITCHELL            Chief Financial Officer and Director (Principal
                  F. ANDREW MITCHELL                      Financial and Accounting Officer)

          /s/               DOUGLAS RAINES*             Director
                    DOUGLAS RAINES

          /s/              MICHAEL YEARGIN*             Director
                   MICHAEL YEARGIN

         /s/             THEODORE J. COBURN*            Director
                  THEODORE J. COBURN

        /s/            ARTHUR F. GREEDER III*           Director
                ARTHUR F. GREEDER III

           /s/                 ROKKI ROGAN*             Director
                     ROKKI ROGAN

          /s/               CHARLES D. WAY*             Director
                    CHARLES D. WAY

          /s/               ROBERT J. KLEIN*            Director
                   ROBERT J. KLEIN

        *By: /s/           F. ANDREW MITCHELL
                 F. ANDREW MITCHELL,
                   ATTORNEY-IN-FACT

                                                       REGISTRATION NO. 333-4270

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    EXHIBITS
                                       TO
                                AMENDMENT NO. 3
                                TO REGISTRATION
                                  STATEMENT ON
                                    FORM S-1

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                 MOOVIES, INC.

                               INDEX TO EXHIBITS

EXHIBIT NO.                                                       DESCRIPTION                                        SEQUENTIAL
                                                                                                                     PAGE NO.
 1.1***       --       Form of Underwriting Agreement.
 1.2*         --       Underwriters' Warrant.
 2.1*         --       Agreement and Plan of Merger dated June 15, 1995 among Moovies, Inc., Tonight's Feature, Inc.,
                       Douglas Raines, Michael Yeargin and Mortco, Inc.
 2.2*         --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and
                       Plan of Merger and Waiver dated July 13, 1995 among Moovies, Inc., First Row Video, Inc., Video
                       Game Trader, Inc. Rokki Rogan and Robert Ulam.
 2.3*         --       Asset Purchase Agreement dated June 15, 1995 as amended by First Amendment to Asset Purchase
                       Agreement and Waiver dated June 30, 1995 among Moovies, Inc. and Movie Stars Entertainment Corp.
                       and Alan Daniels.
 2.4*         --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and
                       Plan of Merger and Waiver dated July 8, 1995 among Moovies, Inc., PARR-Four, Inc. d/b/a Video
                       Express, Arthur F. Greeder, III and Ann E. Greeder.
 2.5*         --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and
                       Plan of Merger and Waiver dated July 8, 1995 among Moovies, Inc., BREM, Inc. d/b/a Video Stars and Robert L. Brown, Jr.
 2.6*         --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase
                       Agreement and Waiver dated July 13, 1995 among Moovies, Inc., Lott's Video Warehouse of Athens,
                       Lott's Video Warehouse of Athens, Inc., No. 2, Lott's Video Warehouse of Dublin, Inc., Lott's
                       Video Warehouse of Gainesville, Inc., Lott's Video Warehouse of Milledgeville, Inc., Bryant Lott
                       and Jerry W. Lott.
 2.7*         --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase
                       Agreement and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Augusta #3,
                       Gerald Pryor and Michael Harden.
 2.8*         --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase
                       Agreement and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Macon #1, Gerald
                       Pryor and Kevin Griffin.
 2.9*         --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase
                       Agreement and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Savannah #2,
                       Gerald Pryor and Kevin Griffin.
 2.10*        --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and
                       Plan of Merger and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Savannah
                       #1, Inc., Gerald Pryor and Kevin Griffin.
 2.11*        --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and
                       Plan of Merger and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Augusta #2,
                       Inc. and Gerald Pryor.
 2.12*        --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and
                       Plan of Merger and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Macon #3,
                       Inc., Gerald Pryor, Michael Harden and Eddie Williams.
 2.13*        --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and
                       Plan of Merger and Waiver dated July 13, 1995 among Moovies, Inc., Video Warehouse of Augusta #1,
                       Inc. and Gerald Pryor.
 2.14*        --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase
                       Agreement and Waiver dated July 13, 1995 among Moovies, Inc., L.A. Video, L.A. Video of Upper
                       Dublin, Inc., L.A. Video of Aldan, Inc., Alan Warshaw and Linda Warshaw.
 2.15*        --       Agreement and Plan of Merger dated June 14, 1995 as amended by First Amendment to Agreement and
                       Plan of Merger and Waiver dated June 30, 1995 among Moovies, Inc., King Video, Inc. and Thomas C.
                       King.
 2.16*        --       Asset Purchase Agreement dated June 14, 1995 as amended by First Amendment to Asset Purchase
                       Agreement and Waiver dated July 13, 1995 among Moovies, Inc., Planet Video, Inc., XIMPEC, Inc.
                       and Robert Klein.
 2.17*        --       Asset Purchase Agreement dated August 25, 1995 among Moovies, Inc., Moviemax Video Superstores,
                       Inc., David Thomas Roberts, Deborah C. Roberts, Freeman C. Todd and Carolyn C. Todd.
 2.18         --       Agreement and Plan of Merger dated September 15, 1995 among Moovies, Inc., Moovies of Iowa, Inc.,
                       MoveAmerica, Incorporated d/b/a Movies to Go, Richard C. Eychaner, Andy Burton, Sheila Burton,
                       Keith West, Howard Eychaner, Mark Peters, Dave Ryan, Brian Gosnell, Kurt Vanderhoef, Kirk
                       Reinert, and Robert Keenan (Incorporated by reference to Exhibit 2 to the Company's Current
                       Report on Form 8-K dated September 18, 1995).




EXHIBIT NO.                                                       DESCRIPTION                                           SEQUENTIAL
                                                                                                                        PAGE NO.
 2.19**       --       Asset Purchase Agreement dated October 11, 1995 among Moovies, Inc., First Row Video #6 of
                       Belmont Avenue, Inc. d/b/a First Row Video, Mark A. Mallen, and Stephanie R. Mallen.
 2.20**       --       Asset Purchase Agreement dated November 20, 1995 among Moovies, Inc., Smash Video, Inc., Bobby
                       Harrelson, Rex Stephens, and Robert Exum.
 2.21         --       Agreement and Plan of Merger dated December 11, 1995 among Moovies, Inc., Moovies of the
                       Carolinas, Inc., Pic-A-Flick of Berea, Inc., PAF-NC, Inc., Pic-A-Flick of Seneca, Inc., Video
                       Warehouse of Greenville, Inc., Pic-A-Flick Video International, Inc., Joseph G. Mahaffey, Sr.,
                       Joseph G. Mahaffey, Jr., and Susan J. Mahaffey (Incorporated by reference to Exhibit 2.1 to the
                       Company's Current Report on Form 8-K dated December 11, 1995).
 2.22         --       Asset Purchase Agreement dated December 11, 1995 among Moovies, Inc., Moovies of the Carolinas,
                       Inc., Pic-A-Flick of Chester, Inc., Take One Video of Simpsonville, S.C., Inc., Joseph G.
                       Mahaffey, Sr. and Alinda W. Mahaffey (Incorporated by reference to Exhibit 2.3 to the Company's
                       Current Report on Form 8-K dated December 11, 1995).
 2.23         --       Stock Purchase Agreement dated December 11, 1995 among Moovies, Inc., Moovies of the Carolinas,
                       Inc., Pic-A-Flick of Greenville, Inc., and Joseph G. Mahaffey, Sr. (Incorporated by reference to
                       Exhibit 2.2 to the Company's Current Report on Form 8-K dated December 11, 1995).
 2.24         --       Agreement and Plan of Merger dated December 21, 1995 among Moovies, Inc., Moovies of Georgia,
                       Inc., The Movie Store, Inc., The Movie Store VI, Inc., and Paul D. Love (Incorporated by
                       reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated December 21, 1995).
 2.25         --       Asset Purchase Agreement dated December 21, 1995 among Moovies, Inc., Moovies of Georgia, Inc., and Movie Store VII, Inc. (Incorporated by reference to Exhibit 2.3 to the Company's Current
                       Report on Form 8-K dated December 21, 1995).
 2.26         --       Asset Purchase Agreement dated December 21, 1995 among Moovies, Inc., Moovies of Georgia, Inc., and Parkaire Media Associates, Ltd. (Incorporated by reference to Exhibit 2.2 to the Company's
                       Current Report on Form 8-K dated December 21, 1995).
 2.27***      --       Asset Purchase Agreement dated March 19, 1996, among Moovies, Inc., Showtime U.S.A., Ltd., Jerry
                       Hilburn, Lois Hilburn, Justin Hilburn, Phil Blanton, Paige Wood, and Neil Granath.
 2.28***      --       Asset Purchase Agreement dated April 30, 1996 among Moovies, Inc., American Mult-Entertainment,
                       Inc. d/b/a Premiere Video, Dave Ross, Tony Tillemans, Matthew Otto, Nicole Ross, Anthony Ross,
                       and Catherine Ross as Custodian for Mark Ross.
 3.1*         --       Restated Certificate of Incorporation of Moovies, Inc.
 3.2          --       Restated Bylaws of Moovies, Inc. (Incorporated by reference to Exhibit 3.2 in the Registrant's
                       Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).
 4.1*         --       Specimen Common Stock Certificate.
 5.1***       --       Opinion of Arnall Golden & Gregory.
10.1*         --       Form of Registration Rights Agreement.
10.1.1***     --       Registration Rights Agreement dated August 9, 1995 between Moovies, Inc. and Mortco, Inc.
10.1.2***     --       Amendment and Joinder Agreement for Registration Rights Agreement dated September 18, 1995 among
                       Moovies, Inc., Richard C. Eychaner, Andy Burton, Sheila Burton, Keith West, Howard Eychaner, Mark
                       Peters, Dave Ryan, Brian Gosnett, Kurt Vanderhoef, Kirk Reinert and Robert Keenan.
10.1.3***     --       Piggyback Registration Rights Agreement dated December 11, 1995 among Moovies, Inc., Joseph G.
                       Mahaffey, Sr., Joseph G. Mahaffey, Jr. and Susan J. Mahaffey.
10.1.4***     --       Piggyback Registration Rights Agreement dated December 21, 1995 between Moovies, Inc. and Paul D.
                       Love.
10.2*         --       Rentrak National Account Agreement dated March 8, 1995, as amended by First Addendum dated March
                       8, 1995 and Amendment to First Addendum dated as of June 16, 1995.
10.2.1**      --       Letter Agreement dated January 17, 1996, between Moovies, Inc. and Baker & Taylor Entertainment, a division of Baker & Taylor.
10.2.2***     --       Second Addendum to Rentrak National Account Agreement, dated May 18, 1995.
10.3*         --       1995 Stock Plan and forms of Stock Option Agreements.
10.3.1***     --       First Amendment to 1995 Stock Plan.
10.3.2***     --       Form of Non-Qualified Stock Option Agreement
10.4*         --       Employment Agreement effective September 1994 between Tonight's Feature, Inc. and John L. Taylor.


EXHIBIT NO.                                                       DESCRIPTION                                           SEQUENTIAL
                                                                                                                        PAGE NO.
10.5*         --       Employment Agreement effective March 1995 between Tonight's Feature Limited Partnership II and F.
                       Andrew Mitchell.
10.6*         --       Form of Employment Agreement between Moovies, Inc. and Douglas Raines.
10.7*         --       Form of Employment Agreement between Moovies, Inc. and Michael Yeargin.
10.8*         --       Form of Employment Agreement between Moovies, Inc. and Alan Daniels.
10.9*         --       Form of Employment Agreement between Moovies, Inc. and Robert Klein.
10.9.1***     --       Employment Agreement dated October 1, 1995 between Moovies, Inc. and Robert Klein.
10.10*        --       Form of Employment Agreement between Moovies, Inc. and Rokki Rogan.
10.11*        --       Form of Employment Agreement between Moovies, Inc. and Arthur F. Greeder, III.
10.12*        --       Form of Employment Agreement between Moovies, Inc. and Alan Warshaw.
10.13*        --       Loan Agreement, in the principal amount of $550,000 dated August 31, 1993 between Tonight's
                       Feature Limited Partnership II and BB&T.
10.14*        --       Promissory Note in the principal amount of $550,000 dated August 31, 1993, between Tonight's
                       Feature Limited Partnership II and BB&T.
10.15*        --       Promissory Note in the principal amount of $150,000 dated August 25, 1994, between Tonight's
                       Feature Limited Partnership II and BB&T.
10.16*        --       Promissory Note in the principal amount of $125,000 dated December 15, 1994, between Tonight's
                       Feature Limited Partnership II and BB&T.
10.17*        --       Secured Revolving Note in the principal amount of $250,000 dated November 24, 1993 between
                       Tonight's Feature Limited Partnership II and Rentrak.
10.18*        --       Security Agreement dated November 24, 1993 between Tonight's Feature Limited Partnership II and
                       Mortco, Inc.
10.19*        --       Revolving Credit Agreement dated March 8, 1995 between Tonight's Feature Limited Partnership II,
                       Tonight's Feature, Inc. and Mortco, Inc., as amended by First Amendment dated June 13, 1995.
10.20*        --       Secured Revolving Note in the principal amount of $750,000 dated March 8, 1995 between Tonight's
                       Feature and Mortco, Inc.
10.21*        --       Security Agreement dated March 8, 1995 between Tonight's Feature and Mortco, Inc.
10.22*        --       Promissory Notes dated August 31, 1993 between Tonight's Feature and former limited partners.
10.23*        --       Warrant Agreement dated April 19, 1995 with Sirrom Capital Corporation, as amended June 14, 1995.
10.23.1***    --       Warrant Agreement dated January 5, 1996 with Sirrom Capital Corporation.
10.24*        --       Warrant Agreement dated April 19, 1995 with Mortco, Inc., as amended June 13, 1995.
10.25*        --       Stock Purchase Warrant dated November 30, 1994 with Theodore J. Coburn.
10.26*        --       Form of Warrant for former limited partners.
10.27*        --       Loan Agreement dated April 19, 1995 by and between Tonight's Feature Limited Partnership II and
                       Sirrom Capital Corporation.
10.27.1***    --       First Amendment to Loan Agreement and Loan Documents dated January 5, 1996 between Moovies, Inc.
                       and Sirrom Capital Corporation.
10.27.2***    --       Secured Promissory Note in the original principal amount of $2,000,000 between Moovies, Inc. and
                       Sirrom Capital Corporation.
10.28**       --       Promissory Note from Moovies of the Carolinas, Inc. in favor of Take One Video of Simpsonville,
                       S.C., Inc. in the amount of $1,625,000, with related Letter of Credit to secure payment thereof from Carolina First Bank.
10.29**       --       Promissory Note from Moovies of the Carolinas, Inc. in favor of Pic-A-Flick of Chester, Inc. in the amount of $375,000, with related Letter of Credit to secure payment thereof from Carolina
                       First Bank.
10.30**       --       Promissory Note from Moovies of the Carolinas, Inc. in favor of Joseph G. Mahaffey, Sr., in the principal amount of $3,000,000, with related Letter of Credit to secure payment thereof from
                       Carolina First Bank.
10.31**       --       Promissory Note dated December 21, 1995 from Moovies, Inc. in favor of Movie Store VII, Inc. in the original principal amount of $435,215 .
10.32**       --       Promissory Note dated December 21, 1995 from Moovies, Inc., in favor of Parkaire Media
                       Associates, Ltd. in the original principal amount of $468,650.
10.33**       --       Stock Purchase Warrant from Moovies, Inc. to Joseph G. Mahaffey, Sr.
10.34***      --       Credit Agreement dated March 29, 1996, between Moovies, Inc. and First Union National Bank as agent.
10.35***      --       Sublease Agreement dated December 1, 1995 between Dow Brands, L.P. and Moovies, Inc.



EXHIBIT NO.                                                       DESCRIPTION                                           SEQUENTIAL
                                                                                                                        PAGE NO.
10.36***      --       Form of Severance Agreement with Executive Officers.
10.37***      --       Form of Severance Agreement with Robert Klein.
11***         --       Statement re computation of per share earnings.
21.1***       --       Subsidiaries of the Company.
23.1****      --       Consent of KPMG Peat Marwick LLP.
23.2****      --       Consent of McGladrey & Pullen, LLP.
23.3***       --       Consent of Arnall Golden & Gregory (contained in Exhibit 5.1).
23.4****      --       Consent of McMahon, Hartmann, Amundson & Co., LLP
24.1***       --       Power of Attorney (contained on Signature page of the Registration Statement).





     * Incorporated by reference to the same Exhibit number in the Registrant's Registration Statement on Form S-1 (No. 33-93562).

   ** Incorporated by reference to the same Exhibit number in the Registrant's
      Annual Report on Form 10-K for the year ended December 31, 1995.

  *** Previously filed.

 **** Filed herewith.